    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 24, 1998

                                                     REGISTRATION NO. 333-

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------
                          BETHLEHEM STEEL CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                    3312                      24-0526133
      (STATE OR OTHER      (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
      JURISDICTION OF       CLASSIFICATION CODE NUMBER)   IDENTIFICATION NUMBER)
     INCORPORATION OR
       ORGANIZATION)


                              1170 EIGHTH AVENUE
                      BETHLEHEM, PENNSYLVANIA 18016-7699
                                (610) 694-2424
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            WILLIAM H. GRAHAM, ESQ.
                             VICE PRESIDENT (LAW),
                         GENERAL COUNSEL AND SECRETARY
                          BETHLEHEM STEEL CORPORATION
                              1170 EIGHTH AVENUE
                      BETHLEHEM, PENNSYLVANIA 18016-7699
                                (610) 694-2424
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                --------------
                                  COPIES TO:

        ROBERT A. KINDLER, ESQ.              STEVEN J. ROTHSCHILD, ESQ.
        CRAVATH, SWAINE & MOORE         SKADDEN, ARPS, SLATE, MEAGHER & FLOM
           825 EIGHTH AVENUE                             LLP
          NEW YORK, NY 10019               ONE RODNEY SQUARE, P.O. BOX 636
            (212) 474-1000                   WILMINGTON, DELAWARE 19899
                                                   (302) 651-3000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As promptly as practicable after the effective date of this Registration Statement, which relates to the merger of a subsidiary of Bethlehem Steel Corporation with and into Lukens Inc. ("Lukens").

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                                --------------
                        CALCULATION OF REGISTRATION FEE
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                                            PROPOSED MAXIMUM   PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF       AMOUNT TO   OFFERING PRICE PER AGGREGATE OFFERING    AMOUNT OF
SECURITIES TO BE REGISTERED  BE REGISTERED        UNIT              PRICE        REGISTRATION FEE
-------------------------------------------------------------------------------------------------
 Common Stock, par value
  $1.00 per share........       N/A(1)           N/A(1)        $260,468,008(2)        $0(3)
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 Rights to purchase
  Series A Junior
  Participating
  Preference Stock, par
  value $1.00 per share..       N/A(4)           N/A(4)             N/A(4)            N/A(4)

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(1) Pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the "Securities Act"), only the title of the class of securities to be registered, the proposed maximum aggregate offering price for such class of securities and the amount of the registration fee need appear in the "Calculation of Registration Fee" table.
(2) The proposed maximum aggregate offering price has been estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act and calculated pursuant to Securities Act Rule 457(f). Pursuant to Securities Act Rule 457(f)(1), the proposed maximum aggregate offering price was calculated in accordance with Securities Act Rule 457(c) as: (a) $35.09, the average of the high and low sales prices per share of Lukens common stock on April 22, 1998 as reported on the New York Stock Exchange, multiplied by (b) 17,730,974, the aggregate number of outstanding shares of Lukens common stock (assuming the exercise of all Lukens stock options, including options issuable in accordance with the Merger Agreement). The registrant will pay cash for approximately 68% of the shares of Lukens common stock. Pursuant to Securities Act Rule 457(f)(3), the proposed maximum aggregate offering price was reduced by the amount of cash to be paid by the registrant in connection with the transaction, which was calculated as the product of: (a) $30, (b) 17,730,974 and (c) 0.68.
(3) Pursuant to Rule 457(b) under the Securities Act, the total registration fee of $76,838, has been reduced by $105,392.91, which was paid on February 3, 1998 in connection with the filing of preliminary proxy materials of Lukens on February 4, 1998. Therefore, no registration fee is payable upon filing of this Registration Statement.
(4) The rights to purchase Series A Junior Participating Preference Stock, par value $1.00 per share (the "Rights"), are evidenced by the certificates for the shares of the Common Stock and automatically trade with the Common Stock. The value attributable to such Rights, if any, is reflected in the offering price of the Common Stock.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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LUKENS

                                                                 April 24, 1998

Dear Fellow Stockholder:

  It is a pleasure for me to invite you to a Special Meeting of stockholders of Lukens Inc. ("Lukens"), which will be held on May 28, 1998, at 9:00 a.m., local time, at the Hotel Du Pont, 11th and Market Streets, Wilmington, Delaware. At the Special Meeting, you will be asked to vote on a proposal to adopt the merger agreement among Bethlehem Steel Corporation ("Bethlehem"), Lukens Acquisition Corporation, a wholly owned subsidiary of Bethlehem ("Merger Sub"), and Lukens. If the merger agreement is adopted by the stockholders of Lukens and the other conditions to the merger are satisfied or waived, Merger Sub will be merged with and into Lukens with Lukens continuing as the surviving corporation. Following the merger, Bethlehem intends to cause Lukens to be merged with and into Bethlehem.

  In the merger, holders of shares of Lukens Common Stock may elect to receive for each such share either (i) $30.00 in cash, without interest thereon, or
(ii) a number of shares of Bethlehem Common Stock, valued at $30.00 (subject to the qualifications described in the enclosed Proxy Statement/Prospectus), based on the average of the daily closing prices per share of Bethlehem Common Stock as reported on the New York Stock Exchange Composite Transactions Tape for a specified period, subject to the limitation that the amount of cash to be paid and the amount of Bethlehem Common Stock to be delivered in the merger will not exceed 68% and 32%, respectively, of the aggregate consideration to be paid or delivered by Bethlehem in the merger. An election form is being mailed to holders of shares of Lukens Common Stock with this Proxy Statement/Prospectus. The deadline for making the cash election is 5:00 p.m., New York City time, on May 27, 1998. In addition, pursuant to the terms of the merger, holders of shares of Lukens Series B ESOP Convertible Preferred Stock will receive for each such share the number of shares of Bethlehem Common Stock (and, if applicable, the amount of cash) such holders would be entitled to receive had such holders converted each such share of Lukens Series B ESOP Convertible Preferred Stock into shares of Lukens Common Stock immediately prior to the merger and not elected to receive cash in the merger.

  THE BOARD OF DIRECTORS OF LUKENS HAS DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, LUKENS AND ITS STOCKHOLDERS AND HAS APPROVED AND ADOPTED IN ALL RESPECTS EACH OF THE MERGER AGREEMENT AND THE MERGER, SUBJECT TO AND IN ACCORDANCE WITH THE TERMS OF THE MERGER AGREEMENT, AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AT THE SPECIAL MEETING.

  Credit Suisse First Boston Corporation ("CSFB") has acted as financial advisor to the Board of Directors of Lukens in connection with the merger and has rendered to the Board of Directors of Lukens its written opinion dated January 4, 1998 to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the consideration to be received by holders of Lukens Common Stock in the merger was fair to such holders from a financial point of view. A copy of the written opinion of CSFB rendered to the Board of Directors of Lukens in connection with the merger is included as an annex to the attached Proxy Statement/Prospectus and should be read carefully in its entirety with respect to the procedures followed, assumptions made, matters considered and limitations on the review undertaken in connection with such opinion.

  The enclosed Proxy Statement/Prospectus contains a discussion of the background of, reasons for and terms of the merger. Please read this material carefully. I hope that you will attend the Special Meeting; however, whether or not you plan to attend, it is important that your shares, regardless of the number, be represented. Accordingly, I urge you to complete, sign, date and return your proxy card in the envelope enclosed for your convenience. If you attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                          Sincerely yours,

                                          /s/ R.W. Van Sant
                                          R.W. Van Sant
                                          Chairman, President and
                                           Chief Executive Officer

                                  LUKENS INC.
                             50 SOUTH FIRST AVENUE
                     COATESVILLE, PENNSYLVANIA 19320-0911

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                            TO BE HELD MAY 28, 1998

                               ----------------

TO THE STOCKHOLDERS OF
 LUKENS INC.:

  NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Lukens Inc. ("Lukens") will be held on May 28, 1998, at 9:00 a.m., local time, at the Hotel Du Pont, 11th and Market Streets, Wilmington, Delaware (together with any and all adjournments, postponements or continuations thereof, the "Special Meeting"), for the following purposes:

    (1) To consider and vote upon a proposal to adopt an Agreement and Plan of Merger dated as of December 15, 1997, as amended as of January 4, 1998 (as so amended, the "Merger Agreement"), among Bethlehem Steel Corporation ("Bethlehem"), Lukens Acquisition Corporation, a wholly owned subsidiary of Bethlehem ("Merger Sub"), and Lukens providing for the merger of Merger Sub with and into Lukens (the "Merger"), pursuant to which and subject to the terms and conditions of the Merger Agreement, (a) each share of common stock, par value $.01 per share, of Lukens ("Lukens Common Stock") outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than shares owned by Lukens, which will be canceled, and shares held by stockholders exercising appraisal rights under
  Section 262 of the Delaware General Corporation Law (the "DGCL")) will be converted into the right to receive, at the election of the holder but subject to possible proration, either (i) $30 in cash, without interest thereon, or (ii) a number of shares of common stock, par value $1.00 per share, of Bethlehem ("Bethlehem Common Stock") equal to $30 divided by the average of the daily closing prices per share of Bethlehem Common Stock, as reported on the New York Stock Exchange ("NYSE") Tape, for the 15 consecutive full NYSE trading days immediately preceding the third full NYSE trading day prior to the Effective Time, but not less than 2.878 or more than 4.317, subject to the limitation that the amount of cash to be paid and the amount of Bethlehem Common Stock to be delivered in the Merger will not exceed 68% and 32%, respectively, of the total value of the consideration to be paid or delivered by Bethlehem in the Merger, (b) each share of Series B ESOP Convertible Preferred Stock, par value $.01 per share, of Lukens ("Lukens Preferred Stock") outstanding immediately prior to the Effective Time (other than shares held by stockholders exercising appraisal rights under Section 262 of the DGCL) will be converted into the right to receive the number of shares of Bethlehem Common Stock (and, if applicable, the amount of cash) that a holder of the number of shares of Lukens Common Stock into which such shares of Lukens Preferred Stock could have been converted immediately prior to the Effective Time would have the right to receive if such holder did not make an election to receive cash in the Merger with respect to such shares and (c) Lukens will continue as the surviving corporation, all as more fully described in the accompanying Proxy Statement/Prospectus.

    (2) To transact such other business as may properly come before the Special Meeting.


  Only stockholders of record at the close of business on April 17, 1998 (the "Record Date") are entitled to notice of the Special Meeting and to vote thereat. Adoption of the Merger Agreement will require the affirmative vote of the holders of outstanding shares of Lukens Common Stock and Lukens Preferred Stock, voting together as a single class, representing a majority of the combined voting power of the outstanding shares of Lukens Common Stock and Lukens Preferred Stock, and such vote is the only vote of the holders of any class or series of Lukens' capital stock necessary to adopt the Merger Agreement.

  THE BOARD OF DIRECTORS OF LUKENS HAS DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, LUKENS AND ITS STOCKHOLDERS AND HAS APPROVED AND ADOPTED IN ALL RESPECTS EACH OF THE MERGER AGREEMENT AND THE MERGER, SUBJECT TO AND IN ACCORDANCE WITH THE TERMS OF THE MERGER AGREEMENT, AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AT THE SPECIAL MEETING.

  Your vote is important. Whether or not you expect to attend the Special Meeting, please complete, sign, date and promptly return the enclosed proxy card in the envelope enclosed for your convenience.

                                          By Order of the Board of Directors

                                          /s/ William D. Sprague
                                          William D. Sprague
                                          Vice President, General Counsel
                                           and Secretary

April 24, 1998

    YOUR VOTE IS IMPORTANT. PLEASE COMPLETE AND RETURN YOUR PROXY PROMPTLY.

  ADOPTION OF THE MERGER AGREEMENT WILL REQUIRE THE AFFIRMATIVE VOTE OF THE HOLDERS OF OUTSTANDING SHARES OF LUKENS COMMON STOCK AND LUKENS PREFERRED STOCK, VOTING TOGETHER AS A SINGLE CLASS, REPRESENTING A MAJORITY OF THE COMBINED VOTING POWER OF THE OUTSTANDING SHARES OF LUKENS COMMON STOCK AND LUKENS PREFERRED STOCK. REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE ENCLOSED FOR YOUR CONVENIENCE.

LUKENS INC.                                         BETHLEHEM STEEL CORPORATION


PROXY STATEMENT                                                      PROSPECTUS

  This Proxy Statement/Prospectus is being furnished to the stockholders of Lukens Inc. ("Lukens") in connection with the solicitation of proxies by the Board of Directors of Lukens (the "Lukens Board") for use at the special meeting of stockholders of Lukens to be held on May 28, 1998 at 9:00 a.m., local time, at the Hotel Du Pont, 11th and Market Streets, Wilmington, Delaware (together with any and all adjournments, postponements or continuations thereof, the "Special Meeting").

  At the Special Meeting, the holders of common stock of Lukens, par value $.01 per share ("Lukens Common Stock"), and Series B ESOP Convertible Preferred Stock of Lukens, par value $.01 per share ("Lukens Preferred Stock"), will consider and vote upon a proposal to adopt the Agreement and Plan of Merger dated as of December 15, 1997, as amended as of January 4, 1998 (the "Merger Agreement"), among Bethlehem Steel Corporation ("Bethlehem"), Lukens Acquisition Corporation, a wholly owned subsidiary of Bethlehem ("Merger Sub"), and Lukens, providing for the merger of Merger Sub with and into Lukens upon the terms and subject to the conditions of the Merger Agreement (the "Merger"). Lukens will be the surviving corporation in the Merger (the "Surviving Corporation"). Following the Merger, Bethlehem intends to cause the Surviving Corporation to be merged with and into Bethlehem. Bethlehem would then succeed to and assume all the rights and obligations of Lukens and Merger Sub.

  Pursuant to the Merger Agreement, each share of Lukens Common Stock issued and outstanding at the effective time of the Merger (the "Effective Time") (except for certain shares described herein) will be converted into the right to receive, at the stockholder's election but subject to possible proration, either $30 in cash or shares of common stock of Bethlehem, par value $1.00 per share ("Bethlehem Common Stock") with an initial value of $30. If the average price of Bethlehem Common Stock over a specified period prior to the Effective Time is more than $10.42, then the shares of Bethlehem Common Stock to be issued in the Merger will have an initial value that is greater than $30 per share of Lukens Common Stock. If such average price is less than $6.95, then such shares of Bethlehem Common Stock will have an initial value that is less than $30 per share of Lukens Common Stock. See "SUMMARY--The Merger," beginning at page 6, and "THE MERGER--Merger Consideration," beginning at page 35, for additional details regarding how the Merger consideration will be determined.

  In addition, each share of Lukens Preferred Stock issued and outstanding at the Effective Time (except for certain shares described herein) will be converted into the right to receive the number of shares of Bethlehem Common Stock (and, in the event of proration, the amount of cash) that a holder of three shares of Lukens Common Stock would have the right to receive if such holder did not make an election to receive cash in the Merger with respect to such shares.

  Because the Effective Time may occur at a later date than the date of the Special Meeting, stockholders of Lukens may not be able to determine the number of shares of Bethlehem Common Stock issuable for each share of Lukens Common Stock or Lukens Preferred Stock at the time of the Special Meeting. See "RISK FACTORS--Risk Factors Related to the Merger--Relationship Between Conversion Number and Relative Stock Prices." To obtain a hypothetical example of what such number would be if it were to be determined based on recent Bethlehem Common Stock prices, call 1-888-217-3012.

  Because of possible proration, (i) holders of Lukens Common Stock who elect to receive cash may actually receive a combination of cash and stock instead of all cash and (ii) holders of Lukens Common Stock who do not elect to receive cash, and holders of Lukens Preferred Stock, may receive a combination of cash and Bethlehem Common Stock instead of all stock. If holders of Lukens Common Stock elect to receive cash with respect to more than 68% of the Outstanding Shares (as defined herein), each share of Lukens Common Stock for which an election to receive cash is made will be converted into the right to receive a prorated amount of cash and shares of Bethlehem Common Stock. If holders of Lukens Common Stock elect to receive cash with respect to less than 68% of the Outstanding Shares, each share of Lukens Common Stock (other than shares of Lukens Common Stock for which an election to receive cash is made), and each share of Lukens Preferred Stock, will be converted into the right to receive a prorated amount of Bethlehem Common Stock and cash. The proration calculations are subject to further adjustment to ensure that the aggregate number of shares of Bethlehem Common Stock issuable (i) in connection with the Merger and (ii) upon conversion or exercise of all securities of Lukens outstanding immediately prior to the Effective Time (other than shares of Lukens Common Stock and Lukens Preferred Stock) does not exceed 19.9% of the number of outstanding shares of Bethlehem Common Stock. See "SUMMARY--The Merger," beginning at page 6 and "THE MERGER--Merger Consideration," beginning at page 35, for additional details regarding proration.

  Bethlehem may issue as many as 22.6 million, or as few as 15.1 million, shares of Bethlehem Common Stock in connection with the Merger. The aggregate amount of cash to be paid to Lukens stockholders in the Merger, assuming that no outstanding options to purchase Lukens Common Stock are exercised prior to the Effective Time, will be $333.6 million and the value of the total Merger consideration to Lukens stockholders, assuming the Merger consideration has a value of $34.45 per share, will be $558.7 million (excluding certain restricted stock).

                                                       (Continued on next page)

  THE BOARD OF DIRECTORS OF LUKENS HAS DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, LUKENS AND ITS STOCKHOLDERS AND HAS APPROVED AND ADOPTED IN ALL RESPECTS EACH OF THE MERGER AGREEMENT AND THE MERGER, SUBJECT TO AND IN ACCORDANCE WITH THE TERMS OF THE MERGER AGREEMENT, AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AT THE SPECIAL MEETING. SEE "SUMMARY--THE MERGER--INTERESTS OF CERTAIN PERSONS IN THE MERGER."

  This Proxy Statement/Prospectus also serves as a prospectus of Bethlehem under the Securities Act of 1933, as amended (the "Securities Act"), relating to the shares of Bethlehem Common Stock to be issued in connection with the Merger.

  This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to stockholders of Lukens on or about April 28, 1998.

  THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION, OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, IN CONNECTION WITH THE SOLICITATION AND THE OFFERING MADE BY THIS PROXY STATEMENT/PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH SOLICITATION OR OFFERING MAY NOT LAWFULLY BE MADE.

  NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL IMPLY THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF BETHLEHEM OR LUKENS SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

  SEE "RISK FACTORS" BEGINNING ON PAGE 19 FOR CERTAIN MATTERS YOU SHOULD
CONSIDER.

        The date of this Proxy Statement/Prospectus is April 24, 1998.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION.......................................................   1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............................   1
CAUTIONARY STATEMENT........................................................   3
SUMMARY.....................................................................   4
 Risk Factors...............................................................   4
 The Companies..............................................................   4
 The Special Meeting........................................................   5
 Recent Developments........................................................   5
 The Merger.................................................................   6
 Bethlehem Selected Consolidated Financial Data.............................  14
 Lukens Selected Consolidated Financial Data................................  15
 Bethlehem Selected Unaudited Pro Forma Combined Financial Data.............  16
 Comparative Per Share Data for Bethlehem and Lukens........................  17
 Comparative Stock Prices and Dividends.....................................  18
 Market Price Data..........................................................  18
RISK FACTORS................................................................  19
 Risk Factors Related to the Merger.........................................  19
 Risk Factors Related to Bethlehem..........................................  19
 Risk Factors Related to the Steel Industry.................................  21
THE SPECIAL MEETING.........................................................  23
 Purpose....................................................................  23
 Record Date; Voting Rights; Required Vote..................................  23
 Stock Ownership of Management..............................................  23
 Quorum.....................................................................  24
 Proxies....................................................................  24
 Solicitation of Proxies....................................................  24
 Appraisal Rights...........................................................  25
 Stock Certificates.........................................................  25
THE MERGER..................................................................  26
 General....................................................................  26
 Background of the Merger...................................................  26
 Recommendation of the Lukens Board and Reasons
  for the Merger............................................................  29
 Certain Information........................................................  31
 Opinion of Financial Advisor to Lukens.....................................  31
 The Closing; Effective Time................................................  35
 Merger Consideration.......................................................  35
 Election Procedure.........................................................  38
 Exchange Procedures........................................................  39
 Stock Exchange Listing.....................................................  41
 Delisting and Deregistration of Lukens Common Stock........................  41
 Expenses...................................................................  41
 Certain U.S. Federal Income Tax Considerations.............................  42
 Interests of Certain Persons in the Merger.................................  43
 Ownership Interests of the Stockholders of Lukens after the Merger.........  46
 Appraisal Rights...........................................................  46

 Accounting Treatment.....................................................    49
 Resale of Bethlehem Common Stock.........................................    50
OTHER TERMS OF THE MERGER AGREEMENT.......................................    51
 The Surviving Corporation................................................    51
 Representations and Warranties...........................................    52
 Business of Lukens Pending the Effective Time of the Merger..............    53
 Effect on Lukens Benefit Plans and Stock Options.........................    54
 Conditions to the Consummation of the Merger.............................    55
 No Solicitation..........................................................    56
 Right of Lukens Board to Withdraw Recommendation.........................    57
 Termination, Amendment and Waiver........................................    57
 Termination Fee..........................................................    58
SALE OF ASSETS AND CONVERSION AGREEMENT...................................    58
OPERATIONS AFTER THE MERGER...............................................    58
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS...............    60
COMPARISON OF RIGHTS OF COMMON STOCKHOLDERS OF BETHLEHEM AND LUKENS.......    67
 Authorized Capital Stock.................................................    67
 Size of Bethlehem and Lukens Boards; Staggered Boards....................    67
 Election of Directors....................................................    67
 Removal of Directors.....................................................    68
 Special Meeting of Stockholders; Action by Written Consent...............    68
 Stockholder Lists; Inspection Rights.....................................    68
 Amendment of Certificate of Incorporation................................    69
 Amendment of By-Laws.....................................................    69
 Required Vote for Authorization of Certain Actions.......................    69
 Business Combinations....................................................    70
 Fair Price Provisions....................................................    70
 Rights Plans.............................................................    71
OTHER MATTERS.............................................................    74
 Regulatory Approvals Required............................................    74
 Legal Matters............................................................    74
 Experts..................................................................    74
 Stockholder Proposals....................................................    74
ANNEX I AGREEMENT AND PLAN OF MERGER......................................
 Agreement and Plan of Merger dated
  as of December 15, 1997.................................................   I-1
 Amendment dated as of January 4, 1998....................................  I-44
ANNEX II OPINION OF CREDIT SUISSE
 FIRST BOSTON CORPORATION.................................................  II-1
ANNEX III SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW............. III-1

                             AVAILABLE INFORMATION

  Bethlehem and Lukens are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, Bethlehem and Lukens file proxy statements, reports and other information with the Securities and Exchange Commission (the "SEC"). This filed material can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the
SEC: the Midwest Regional Office (Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661) and the Northeast Regional Office (Seven World Trade Center, 13th Floor, New York, New York 10048). The filed material also is available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov." Copies of such material also can be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material can be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York 10005.

  Bethlehem has filed a Registration Statement on Form S-4 (the "Registration Statement") with the SEC under the Securities Act with respect to the Bethlehem Common Stock to be issued in connection with the Merger. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. Copies of the Registration Statement are available from the SEC upon payment of prescribed rates. For further information, reference is made to the Registration Statement and the exhibits filed therewith. Statements contained in this Proxy Statement/Prospectus or in any document incorporated by reference in this Proxy Statement/Prospectus relating to the contents of any contract or other document referred to herein or therein describe all material elements of such contract or other document but are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following Bethlehem documents are incorporated by reference in this Proxy Statement/Prospectus: (i) Bethlehem's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, file number 1-1941, (ii) Bethlehem's Current Report on Form 8-K dated January 4, 1998 (filed January 14, 1998), file number 1-1941, (iii) the description of the Series A Junior Participating Preference Stock, par value $1.00 per share, of Bethlehem set forth in Bethlehem's Form 8-A/A dated January 12, 1996, file number 1-1941, and (iv) the description of the Bethlehem Common Stock set forth in Bethlehem's Registration Statement on Form S-3 dated March 8, 1994, Registration Statement number 33-52209.

  The following Lukens documents are incorporated by reference in this Proxy Statement/Prospectus: (i) Lukens' Annual Report on Form 10-K for the fiscal year ended December 27, 1997, as amended, file number 1-3258, and (ii) Lukens' Current Report on Form 8-K dated January 4, 1998 (filed January 5, 1998), file number 1-3258.

  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED OR DELIVERED HEREWITH. A COPY OF SUCH DOCUMENTS INCORPORATED HEREIN BY REFERENCE (EXCLUDING EXHIBITS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION INCORPORATED HEREIN) THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH WILL BE PROVIDED BY FIRST-CLASS MAIL WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON ORAL OR WRITTEN REQUEST OF ANY SUCH PERSON. WITH RESPECT TO BETHLEHEM DOCUMENTS, WRITTEN REQUESTS SHOULD BE ADDRESSED TO THE SECRETARY, BETHLEHEM STEEL CORPORATION, 1170 EIGHTH AVENUE, BETHLEHEM, PENNSYLVANIA 18016-7699 AND TELEPHONE REQUESTS SHOULD BE DIRECTED TO (610) 694-2424. WITH RESPECT TO LUKENS DOCUMENTS, WRITTEN REQUESTS SHOULD BE DIRECTED TO LUKENS INC., 50 SOUTH FIRST AVENUE, COATESVILLE, PENNSYLVANIA 19320-0911, ATTENTION: SECRETARY, AND TELEPHONE REQUESTS SHOULD BE DIRECTED TO (610) 383-2000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE SPECIAL MEETING TO WHICH THIS PROXY STATEMENT/PROSPECTUS RELATES, ANY SUCH REQUEST SHOULD BE MADE BY MAY 20, 1998.

  All reports filed by Bethlehem and Lukens and all definitive proxy or information statements filed by Bethlehem and Lukens pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference into this Proxy Statement/Prospectus from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated in this Proxy Statement/Prospectus shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

  All information contained in this Proxy Statement/Prospectus relating to Bethlehem has been supplied by Bethlehem, and all information relating to Lukens has been supplied by Lukens.

                             CAUTIONARY STATEMENT

  When used in this Proxy Statement/Prospectus, the words "estimate," "project," "intend," "expect" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Proxy Statement/Prospectus. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. Such risks and uncertainties include those risks, uncertainties and risk factors identified under the heading "Forward-Looking Statements" in the Bethlehem Annual Report on Form 10-K for the fiscal year ended December 31, 1997, under the heading "Forward-Looking Information" in the Lukens Annual Report on Form 10-K for the fiscal year ended December 27, 1997 and under the heading "RISK FACTORS" in this Proxy Statement/Prospectus. Neither Bethlehem nor Lukens undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                    SUMMARY

  The following is a summary of certain information, including information contained elsewhere in this Proxy Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained elsewhere in this Proxy Statement/Prospectus, in the attached Annexes and in the documents incorporated herein by reference. As used herein, unless the context otherwise clearly requires, "Lukens" refers to Lukens Inc. and its consolidated subsidiaries and "Bethlehem" refers to Bethlehem Steel Corporation and its consolidated subsidiaries. Capitalized terms not otherwise defined in this Proxy Statement/Prospectus have the respective meanings specified in the Merger Agreement. LUKENS STOCKHOLDERS ARE URGED TO READ CAREFULLY THIS PROXY STATEMENT/PROSPECTUS AND THE ATTACHED ANNEXES IN THEIR ENTIRETY.

RISK FACTORS

  In considering whether to vote for the proposal to adopt the Merger Agreement, stockholders of Lukens should consider, among other things, those matters which could materially affect the value of the Bethlehem Common Stock to be received by the stockholders of Lukens in the Merger. Such risk factors include those related to (i) the Merger, (ii) the capital structure and operations of Bethlehem and (iii) the steel industry generally.

  Risk factors related to the Merger include: (i) the possibility that the average price of Bethlehem Common Stock used to determine the number of shares of Bethlehem Common Stock issuable for each share of Lukens Common Stock or Lukens Preferred Stock will be different from the price per share of Bethlehem Common Stock on the date of this Proxy Statement/Prospectus, (ii) the uncertainties involved in integrating business operations and achieving cost reductions and (iii) the interests of certain persons in the Merger in addition to their interests as stockholders.

  Risk factors related to Bethlehem include: (i) the sensitivity of the results of operations of Bethlehem to steel prices, (ii) Bethlehem's reliance on purchased materials and services, (iii) the possibility of higher than expected charges for employee postretirement obligations, (iv) Bethlehem's highly leveraged capital structure, (v) the possibility that it will be necessary for Bethlehem to exit or restructure businesses or operations and (vi) Bethlehem's need to negotiate new labor contracts.

  Risk factors related to the steel industry generally include: (i) the cyclical nature of the domestic steel industry, (ii) intensifying competition, including that due to mini-mill producers, imports and substitute materials,
(iii) the presence of excess world capacity for steel production, (iv) unplanned outages and (v) uncertainties regarding the cost of future environmental control requirements.

  See "RISK FACTORS."

THE COMPANIES

  Bethlehem, a Delaware corporation, primarily manufactures and sells a wide variety of steel mill products including hot rolled, cold rolled and coated sheets and strip, plates, tin mill products, specialty blooms, carbon and alloy bars, rail and large-diameter pipe. Bethlehem also produces and sells coke and iron ore. The principal executive offices of Bethlehem are located at 1170 Eighth Avenue, Bethlehem, Pennsylvania 18016-7699, and the telephone number is
(610) 694-2424.

  Merger Sub, a Delaware corporation, is a wholly owned subsidiary of Bethlehem formed solely for the purposes of the Merger. The principal executive offices of Merger Sub are located at 1170 Eighth Avenue, Bethlehem, Pennsylvania 18016-7699, and the telephone number is (610) 694-2424.

  Lukens is a holding company incorporated in Delaware. Subsidiaries of Lukens manufacture carbon, alloy and clad steel plates, and stainless steel sheet, strip, plate, hot band and slabs. The principal executive offices of Lukens are located at 50 South First Avenue, Coatesville, Pennsylvania 19320-0911, and the telephone number is (610) 383-2000.

THE SPECIAL MEETING

  Purpose. The Special Meeting will be held at the Hotel Du Pont, 11th and Market Streets, Wilmington, Delaware, on May 28, 1998, at 9:00 a.m., local time, to consider and vote upon a proposal to adopt the Merger Agreement, which provides for the Merger of Merger Sub with and into Lukens with Lukens continuing as the Surviving Corporation. The stockholders of Lukens will also consider and take action upon any other business which may properly be brought before the Special Meeting. See "THE SPECIAL MEETING--Purpose."

  Record Date. Only holders of record of Lukens Common Stock and Lukens Preferred Stock at the close of business on April 17, 1998 (the "Record Date") are entitled to receive notice of and to vote at the Special Meeting. At the close of business on the Record Date, there were 15,030,527 shares of Lukens Common Stock outstanding, each of which entitles the registered holder thereof to one vote, and 453,877 shares of Lukens Preferred Stock outstanding, each of which entitles the registered holder thereof to three votes. See "THE SPECIAL MEETING--Record Date; Voting Rights; Required Vote."

  Quorum; Required Vote. The presence at the meeting in person or by properly executed proxy of stockholders of Lukens entitled to cast at least a majority of the votes that all stockholders are entitled to cast at the Special Meeting will constitute a quorum at the Special Meeting.

  Adoption of the Merger Agreement will require the affirmative vote of the holders of outstanding shares of Lukens Common Stock and Lukens Preferred Stock, voting together as a single class, representing a majority of the combined voting power of the outstanding shares of Lukens Common Stock and Lukens Preferred Stock. An abstention will have the effect of a vote against adoption of the Merger Agreement. Brokers who hold shares of Lukens Common Stock as nominees will not have discretionary authority to vote such shares in the absence of instructions from the beneficial owners thereof. Any shares which are not voted because the nominee-broker lacks such discretionary authority will have the effect of votes cast against the adoption of the Merger Agreement.

  No approval by stockholders of Bethlehem is required to effect the Merger.

  Stock Ownership of Management. At the close of business on the Record Date, directors and executive officers of Lukens and their affiliates were the beneficial owners of an aggregate of approximately 1,045,252 shares of Lukens Common Stock and 10,490 shares of Lukens Preferred Stock, or approximately 6.6% of the combined voting power of the outstanding shares of Lukens Common Stock and Lukens Preferred Stock, voting together as a single class (approximately 6.1% on a fully diluted basis assuming the conversion of all shares of Lukens Preferred Stock and the exercise of all options to purchase shares of Lukens Common Stock outstanding on the Record Date).

RECENT DEVELOPMENTS

  Delaware Shareholder Litigation. On December 23, 1997, a purported stockholder of Lukens, Carrie Anne Polonetsky, filed a purported class action (the "Polonetsky Action") in the Court of Chancery of the State of Delaware (the "Court of Chancery") against the Lukens Board alleging, among other things, that the Lukens Board had breached its fiduciary duties by failing to obtain the highest value reasonably available in a sale of Lukens. Two other purported stockholders of Lukens, Wretha Evelyn Walker and Michael Abramsky, filed purported class actions (collectively with the Polonetsky Action, the "Delaware Actions") in the Court of Chancery on December 29, 1997 and January 6, 1998, respectively, making substantially similar allegations. The Delaware Actions have been consolidated by order of the Court of Chancery dated March 11, 1998. On March 27, 1998, the plaintiffs in the Delaware Actions filed a consolidated amended complaint against the Lukens Board alleging, among other things, that the Lukens Board had breached its fiduciary duties by failing to obtain the highest value reasonably available in a sale of Lukens. On April 13, 1998, all defendants in the Delaware Actions filed a motion to dismiss such amended complaint and a motion to stay discovery. The defendants intend to defend the Delaware Actions vigorously.

  Sale of Assets and Conversion Agreement. On January 28, 1998, Bethlehem entered into an agreement (the "Sale Agreement") providing for the sale to Allegheny Ludlum Corporation ("Allegheny Ludlum") of certain Lukens stainless steel production facilities located in Houston, Pennsylvania, and Massillon, Ohio, and the vacuum oxygen decarburization unit at the Lukens Coatesville plant, for $175 million, all subject to the consummation of the Merger. Under a separate conversion agreement (the "Conversion Agreement"), subject to the consummation of the Merger, Bethlehem will provide melting, casting and processing services to Allegheny Teledyne Incorporated ("Allegheny") at the Lukens Coatesville and Conshohocken plants. Lukens did not participate in any discussions or negotiations regarding the Sale Agreement or the Conversion Agreement. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), for the transactions described in this paragraph expired at 11:59 p.m. on March 12, 1998.

THE MERGER

  General. At the Effective Time, Merger Sub will be merged with and into Lukens with Lukens continuing as the Surviving Corporation. As a result of the Merger, the separate corporate existence of Merger Sub will cease and Lukens will succeed to all the rights and be responsible for all the obligations of Merger Sub in accordance with the DGCL. Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each share of Lukens Common Stock and Lukens Preferred Stock outstanding immediately prior to the Effective Time (other than shares owned by Lukens, which will be canceled, and shares held by stockholders exercising appraisal rights under
Section 262 of the DGCL) will be converted into the right to receive the Merger Consideration (as defined below). Cash will be paid in lieu of any fractional shares of Bethlehem Common Stock.

  The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware unless the Certificate of Merger provides for a later time or date of effectiveness. The filing of the Certificate of Merger will occur as soon as practicable following the closing of the Merger, which will occur not later than the second business day after satisfaction or waiver of the conditions set forth in the Merger Agreement. See "OTHER TERMS OF THE MERGER AGREEMENT--Conditions to the Consummation of the Merger."

  Following the Merger, Bethlehem intends to cause the Surviving Corporation to be merged with and into Bethlehem. Bethlehem would then succeed to and assume all the rights and obligations of Lukens and Merger Sub.

  Recommendation of the Lukens Board. The Lukens Board has determined that the Merger is fair to, and in the best interests of, Lukens and its stockholders. THE LUKENS BOARD HAS APPROVED AND ADOPTED IN ALL RESPECTS EACH OF THE MERGER AGREEMENT AND THE MERGER, SUBJECT TO AND IN ACCORDANCE WITH THE TERMS OF THE MERGER AGREEMENT, AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AT THE SPECIAL MEETING. See "THE MERGER--Recommendation of the Lukens Board and Reasons for the Merger."

  In considering the approval, adoption and recommendation by the Lukens Board of the Merger Agreement and the Merger, stockholders of Lukens should consider that certain directors of Lukens may have conflicts of interests. See "-- Interests of Certain Persons in the Merger" and "THE MERGER--Interests of Certain Persons in the Merger."

  Opinion of Financial Advisor to Lukens. Credit Suisse First Boston Corporation ("CSFB"), financial advisor to Lukens, has rendered to the Lukens Board a written opinion dated January 4, 1998 to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the Common Merger Consideration (as defined below) was fair to the holders of Lukens Common Stock from a financial point of view. A copy of the written opinion of CSFB dated January 4, 1998 is attached hereto as Annex II and should be read carefully in its entirety with respect to the procedures followed, assumptions made, matters considered and limitations on the review undertaken in connection with such opinion. THE OPINION OF CSFB IS DIRECTED TO THE LUKENS BOARD AND RELATES ONLY TO THE FAIRNESS OF THE COMMON MERGER CONSIDERATION FROM A FINANCIAL

POINT OF VIEW, DOES NOT ADDRESS ANY OTHER ASPECT OF THE PROPOSED MERGER OR ANY RELATED TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE SPECIAL MEETING. See "THE MERGER--Opinion of Financial Advisor to Lukens." CSFB's opinion does not address the fairness of the Preferred Merger Consideration (as defined below) from a financial point of view to the holders of Lukens Preferred Stock. Such Preferred Merger Consideration has been determined pursuant to the provisions of the certificate of designations with respect to the Lukens Preferred Stock.

  Merger Consideration. At the Effective Time, each outstanding share of Lukens Common Stock (other than shares owned by Lukens, which will be canceled, and shares held by stockholders exercising appraisal rights under Section 262 of the DGCL, if available) will be converted into the right to receive cash, shares of Bethlehem Common Stock or a combination of both cash and Bethlehem Common Stock (collectively, the "Common Merger Consideration"). See "THE MERGER--Merger Consideration." Each holder of Lukens Common Stock will have the opportunity to indicate on an election form (the "Election Form") whether such stockholder wishes to receive cash (a "Cash Election") with respect to each share of Lukens Common Stock held by such stockholder (subject to possible proration). Each share of Lukens Common Stock for which a Cash Election is not made will be converted in the Merger into the right to receive, subject to possible proration, the Stock Consideration (as defined below). The allocation of cash and/or shares of Bethlehem Common Stock that a holder of Lukens Common Stock will receive will depend on (i) whether the stockholder makes a Cash Election and (ii) the results of the proration procedures that will apply if the Requested Stock Amount exceeds the Stock Cap or if the Requested Cash Amount exceeds the Cash Cap (as such terms are defined below).

  Each share of Lukens Common Stock for which an effective Cash Election is made will be converted into the right to receive, subject to possible proration, cash (the "Cash Consideration") in an amount equal to $30 (the "Cash Election Price"). Each share of Lukens Common Stock for which an effective Cash Election is not made, or for which a Cash Election has been properly revoked, will be converted into the right to receive, subject to possible proration, the number of shares of Bethlehem Common Stock (the "Stock Consideration") equal to $30 divided by the average of the daily closing prices per share of Bethlehem Common Stock for the 15 consecutive full NYSE trading days immediately preceding the third full NYSE trading day prior to the Effective Time, as such prices are reported on the NYSE Composite Transactions Tape (the "NYSE Tape") (the "Average Market Price"), but not less than 2.878 or more than 4.317 (the "Conversion Number").

  Holders of Lukens Preferred Stock will not have an opportunity to make a Cash Election with respect to their shares of Lukens Preferred Stock. Subject to the exercise of appraisal rights, each issued and outstanding share of Lukens Preferred Stock will be converted into the right to receive the consideration that a holder of the number of shares of Lukens Common Stock into which such share of Lukens Preferred Stock could have been converted would have the right to receive in connection with the Merger if such holder did not make a Cash Election (the "Preferred Merger Consideration," and together with the Common Merger Consideration, the "Merger Consideration").

  In the event that the Requested Cash Amount exceeds the Cash Cap (each as defined below), each share of Lukens Common Stock for which an effective Cash Election is made (an "Electing Share") will be converted into the right to receive a prorated amount of cash and Bethlehem Common Stock. The maximum aggregate amount of cash to be paid to holders of Lukens Common Stock and Lukens Preferred Stock in connection with the Merger (the "Cash Cap") will be equal to the product of (x) the Cash Election Price, (y) the number of Outstanding Shares and (z) .68. The term "Outstanding Shares" means the sum of
(x) the number of shares of Lukens Common Stock outstanding immediately prior to the Effective Time plus (y) the number of shares of Lukens Common Stock into which the outstanding shares of Lukens Preferred Stock could have been converted immediately prior to the Effective Time. If the product of (x) the number of Electing Shares and (y) the Cash Election Price (such product, the "Requested Cash Amount") exceeds the Cash Cap, then a cash proration factor (the "Cash Proration Factor") will be determined by dividing the Cash Cap by the Requested Cash Amount. Each Electing Share will be converted into the right to receive (x) cash in an amount equal to the product of (A) the Cash Election Price and (B) the Cash Proration Factor (such product, the "Prorated Cash Amount") and (y) a number of shares of Bethlehem Common Stock equal to the product of (A) the excess of 1.0 over the Cash Proration Factor and (B) the Conversion Number.

  In the event that the Requested Stock Amount exceeds the Stock Cap (each as defined below), each share of Lukens Common Stock for which an effective Cash Election is not made, or for which a Cash Election has been properly revoked, and each outstanding share of Lukens Preferred Stock will be converted into the right to receive a prorated amount of Bethlehem Common Stock and cash. The maximum number of shares of Bethlehem Common Stock that may be issued to holders of Lukens Common Stock and Lukens Preferred Stock in connection with the Merger (the "Stock Cap") will be equal to the product of (x) the Conversion Number, (y) the number of Outstanding Shares and (z) .32. The "Deemed Stock Electing Shares" will be equal to the number of Outstanding Shares minus the number of Electing Shares. If the product of (x) the Deemed Stock Electing Shares and (y) the Conversion Number (such product, the "Requested Stock Amount") exceeds the Stock Cap (a "Stock Proration Event"), then each Deemed Stock Electing Share will be converted into the right to receive a combination of cash and shares of Bethlehem Common Stock. A stock proration factor (the "Stock Proration Factor") will be determined by dividing the Stock Cap by the Requested Stock Amount. Each Deemed Stock Electing Share will be converted into the right to receive (x) a number of shares of Bethlehem Common Stock equal to the product of (A) the Conversion Number and (B) the Stock Proration Factor (such product, the "Prorated Stock Amount") and (y) cash in an amount equal to the product of (A) the excess of 1.0 over the Stock Proration Factor and (B) the Cash Election Price.

  The proration calculations are subject to adjustment to ensure that the aggregate number of shares of Bethlehem Common Stock issuable (i) in connection with the Merger and (ii) upon conversion or exercise of all securities of Lukens outstanding immediately prior to the Effective Time (other than shares of Lukens Common Stock and Lukens Preferred Stock), including upon the exercise of Employee Stock Options (as defined below), does not exceed 19.9% of the number of outstanding shares of Bethlehem Common Stock immediately prior to the Effective Time. If the number of shares of Bethlehem Common Stock that would be so issued would exceed such 19.9% threshold, the Cash Cap will be increased and the Stock Cap will be decreased to the extent necessary so that, after giving effect thereto, the number of shares of Bethlehem Common Stock issuable would not exceed 19.9% of the number of outstanding shares of Bethlehem Common Stock immediately prior to the Effective Time.

  Election Procedure. An Election Form is being mailed together with this Proxy Statement/Prospectus to each person who was a holder of Lukens Common Stock on the Record Date. Each such holder (and each record holder of Lukens Common Stock on or prior to the Election Date, as defined below) will have the right to submit an Election Form specifying the number of shares of Lukens Common Stock that such person desires to have converted into the right to receive cash, subject to possible proration.

  The exchange agent for the payment of the Merger Consideration in connection with the Merger will be First Chicago Trust Company of New York (the "Exchange Agent"). Any Cash Election will have been properly made only if the Exchange Agent has received at its designated office (as set forth in the Election Form enclosed herewith), by 5:00 p.m., New York City time, on May 27, 1998, the business day (the "Election Date") next preceding the Special Meeting, an Election Form properly completed and signed and accompanied by the certificates for the shares of Lukens Common Stock to which the Election Form relates, properly endorsed or otherwise in proper form for transfer (or accompanied by an appropriate guarantee of delivery of such certificates as set forth in the Election Form from a firm that is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States, provided such certificates are in fact delivered to the Exchange Agent within three NYSE trading days after the date of execution of the guarantee of delivery). See "THE MERGER--Election Procedure."

  Exchange Procedures. As of the Effective Time, Bethlehem will deposit with the Exchange Agent, for the benefit of Lukens stockholders, the cash and certificates representing the shares of Bethlehem Common Stock constituting the Merger Consideration. As soon as practicable after the Effective Time, the Exchange Agent will mail to each record holder a letter of transmittal (the "Letter of Transmittal") and instructions for surrendering certificates representing shares of Lukens Common Stock or Lukens Preferred Stock ("Certificates"). Upon surrender of such Certificates, together with a duly executed Letter of Transmittal and any other required documents, the holder will be entitled to receive the shares of Bethlehem Common Stock, cash or combination thereof to which the holder is entitled under the Merger Agreement. No Letter of Transmittal will be required with respect to Certificates previously surrendered with an Election Form. See "THE MERGER-- Exchange Procedures."

  Certain Considerations. In considering whether to vote for the proposal to adopt the Merger Agreement and whether to make a Cash Election, Lukens stockholders should consider the following: (i) the Conversion Number will be determined based on the Average Market Price (which will be calculated based on the average per share closing price of Bethlehem Common Stock on each of the 15 consecutive trading days immediately preceding the third full NYSE trading day prior to the Effective Time), (ii) the Average Market Price may vary from the price of Bethlehem Common Stock at the date of this Proxy Statement/Prospectus due to changes in the business, operations or prospects of Bethlehem, general market and economic conditions and other factors and (iii) the Conversion Number will not be greater than 4.317 or less than 2.878. Although Lukens will not be obligated to effect the Merger if the Average Market Price is less than $6.95, Lukens may waive this condition and proceed with the Merger even if the Average Market Price is less than $6.95.

  By way of example only, if the Effective Time had occurred on April 24, 1998 (the date of this Proxy Statement/Prospectus), the Conversion Number would be equal to $30 divided by $15.258, the Average Market Price for an assumed period ending on April 20, 1998, the trading day immediately preceding the third full trading day prior to April 24, 1998, but not greater than 4.317 or less than
2.878. Accordingly, if the Effective Time had occurred on April 24, 1998, Lukens stockholders would receive 2.878 shares of Bethlehem Common Stock, subject to possible proration, for each share of Lukens Common Stock for which a Cash Election had not been made. Lukens stockholders who wish to receive further examples based on Bethlehem Common Stock prices as of a more recent date may call 1-888-217-3012. BECAUSE OF MARKET FLUCTUATIONS AND OTHER FACTORS, THE BETHLEHEM COMMON STOCK PRICES USED IN CALCULATING THE ACTUAL CONVERSION NUMBER MAY VARY FROM THE EARLIER PRICES USED IN THE EXAMPLE SET FORTH ABOVE OR ANY SUCH SUBSEQUENT EXAMPLE. ACCORDINGLY, THE ACTUAL CONVERSION NUMBER MAY DIFFER FROM THE CONVERSION NUMBER CONTAINED IN ANY SUCH EXAMPLE.

  The Effective Time is currently expected to occur shortly after the Special Meeting. However, because the Effective Time may occur at a later date than the date of the Special Meeting, stockholders of Lukens may not be able to determine the Conversion Number at the time of the Special Meeting.

  The market price of Bethlehem Common Stock has fluctuated in recent periods. The following table illustrates the applicable Conversion Number at various assumed Average Market Prices and the corresponding value of a number of shares of Bethlehem Common Stock equal to the Conversion Number (assuming the value is equal to the Average Market Price):

                                                                           VALUE OF THE
                                                                       STOCK CONSIDERATION
        AVERAGE                   CONVERSION                               PER SHARE OF
      MARKET PRICE                  NUMBER                             LUKENS COMMON STOCK*
      ------------                ----------                           --------------------
         $ 6.00                     4.317                                     $25.90
           6.50                     4.317                                      28.06
     --------------------------------------------------------------------------------------
           6.95                     4.317                                      30.00
           7.00                     4.286                                      30.00
           7.50                     4.000                                      30.00
           8.00                     3.750                                      30.00
           8.50                     3.529                                      30.00
           9.00                     3.333                                      30.00
           9.50                     3.158                                      30.00
          10.00                     3.000                                      30.00
          10.42                     2.878                                      30.00
     --------------------------------------------------------------------------------------
          10.50                     2.878                                      30.22
          11.00                     2.878                                      31.66
          11.50                     2.878                                      33.10
          12.00                     2.878                                      34.54
          12.50                     2.878                                      35.98
          13.50                     2.878                                      38.85
          14.00                     2.878                                      40.29
          14.50                     2.878                                      41.73
          15.00                     2.878                                      43.17
          15.50                     2.878                                      44.61
          16.00                     2.878                                      46.05
          16.50                     2.878                                      47.49
          17.00                     2.878                                      48.93

--------
* The Cash Consideration has a fixed value of $30 per share. Accordingly, if a holder of Lukens Common Stock receives in the Merger a combination of cash and Bethlehem Common Stock, either because the holder makes a Cash Election with respect to some but not all the shares held by such holder or because of proration, the blended value such holder will receive in respect of each share of Lukens Common Stock will be (i) less than the amounts shown (but more than $30) if the Average Market Price is greater than $10.42 or (ii) greater than the amounts shown (but less than $30) if the Average Market Price is less than $6.95.

  See "RISK FACTORS--Risk Factors Related to the Merger--Relationship Between Conversion Number and Relative Stock Prices."

  Certain U.S. Federal Income Tax Considerations. In general, the receipt of Merger Consideration by a Lukens stockholder will be a taxable transaction for U.S. Federal income tax purposes. A Lukens stockholder generally will recognize taxable gain or loss equal to the difference, if any, between (i) the sum of the amount of cash, if any, and the fair market value of the shares of Bethlehem Common Stock, if any, received by the stockholder and (ii) such stockholder's tax basis in the shares of Lukens Common Stock exchanged therefor. Notwithstanding the foregoing, if (i) the Surviving Corporation merges into Bethlehem (the "Bethlehem Merger"), (ii) the shareholders of Lukens receive in the Merger an amount of stock in Bethlehem that constitutes a sufficient continuing interest in Bethlehem and (iii) the Merger and Bethlehem Merger are integrated, then it is possible that the Merger and the Bethlehem Merger could be treated as qualifying as a reorganization under the Code. At the present time, Bethlehem intends to treat the Merger as a taxable transaction. See "THE MERGER--Certain Federal Income Tax Considerations." ALL STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS.

  Interests of Certain Persons in the Merger. Certain directors and executive officers of Lukens, as well as others, have interests in the Merger in addition to their interests as stockholders of Lukens, including with respect to: (i) benefits under certain severance agreements, certain of which will be accelerated as a result of the Merger; (ii) accelerated vesting of options to purchase Lukens Common Stock; (iii) accelerated lapse of restrictions on shares of restricted stock; (iv) rights under certain supplemental retirement plans of Lukens; and (v) rights to continuing indemnification and directors' and officers' liability insurance coverage after the Effective Time, subject to certain limitations. See "THE MERGER--Interests of Certain Persons in the Merger."

  Lukens Stock Options. Under the terms of the Merger Agreement, each Employee Stock Option (as defined below) will be converted into an option to acquire, on the same terms and conditions as were applicable under the Employee Stock Option (except that the vesting of options will be accelerated to the Effective
Time), the number of shares of Bethlehem Common Stock (rounded down to the nearest whole share) determined by multiplying the number of shares of Lukens Common Stock subject to the Employee Stock Option by the Conversion Number, at a price per share of Bethlehem Common Stock (rounded up to the nearest whole cent) equal to (a) the aggregate exercise price for the shares of Lukens Common Stock otherwise purchasable pursuant to the Employee Stock Option divided by
(b) the number of shares of Bethlehem Common Stock deemed purchasable pursuant to such Employee Stock Option. See "OTHER TERMS OF THE MERGER AGREEMENT--Effect on Lukens Benefit Plans and Stock Options."

  Appraisal Rights. Holders of record of Lukens Preferred Stock and, if a Stock Proration Event occurs, holders of record of Lukens Common Stock, who comply with the applicable statutory procedures summarized in "THE MERGER--Appraisal Rights," will be entitled to appraisal rights under Section 262 of the Delaware General Corporation Law (the "DGCL"). Under Section 262 of the DGCL, appraisal rights are not available with respect to shares of stock of a constituent corporation in a merger if: (i) such shares are listed on a national securities exchange on the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger and (ii) pursuant to the terms of the agreement of merger, the holder of such shares has the right to receive in exchange for such shares solely shares of stock of a company which are listed on a national securities exchange (and cash in lieu of fractional shares). If a Stock Proration Event does not occur, pursuant to the terms of the Merger Agreement, holders of Lukens Common Stock (which is listed on a national securities exchange) will have the right to receive in exchange for their respective shares, if they so elect, Common Merger Consideration consisting solely of shares of Bethlehem Common Stock (and cash in lieu of fractional shares) and therefore will not have the right to demand appraisal under Section 262 of the DGCL. However, if a Stock Proration Event occurs, holders of record of Lukens Common Stock will be required by the terms of the Merger Agreement to accept, in exchange for their respective shares, Common Merger Consideration consisting of both shares of Bethlehem Common Stock and cash, and will therefore be entitled to demand appraisal under Section 262 of the DGCL. The full text of Section 262 of the DGCL is attached hereto as Annex III, and any stockholder desiring to exercise appraisal rights in connection with the Merger is urged to consult with legal counsel prior to taking any action in order to ensure that such stockholder complies with the applicable statutory provisions. Failure to take any of the steps required under Section 262 of the DGCL on a timely basis may result in the loss of appraisal rights. Lukens reserves the right to challenge any assertion of appraisal rights. See "THE MERGER--Appraisal Rights" and Annex III hereto.

  Regulatory Approvals Required. The consummation of the Merger is subject to the expiration or termination of the relevant waiting period under the HSR Act. Bethlehem and Lukens filed notification and report forms with the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") under the HSR Act on January 6, 1998. Effective at 11:59 p.m., EST, on February 5, 1998 the waiting period under the HSR Act with respect to the Merger expired. See "OTHER MATTERS-- Regulatory Approvals Required."

  Conditions to the Merger. The obligations of Bethlehem and Lukens to consummate the Merger are subject to various conditions, including, without limitation, obtaining the affirmative vote of the holders of the outstanding shares of Lukens Common Stock and Lukens Preferred Stock, voting together as a single class, representing a majority of the combined voting power of the outstanding shares of Lukens Common Stock and Lukens Preferred Stock ("Lukens Stockholder Approval"), regulatory approvals, approval for listing (subject to official notice of issuance) on the NYSE and the Chicago Stock Exchange ("CSE") of the Bethlehem Common Stock to be issued in connection with the Merger and the absence of any injunction or other legal restraint preventing the consummation of the Merger. See "OTHER TERMS OF THE MERGER AGREEMENT--Conditions to the Consummation of the Merger."

  In addition, Lukens will not be obligated to effect the Merger if the Average Market Price is less than $6.95. Lukens may waive this condition and proceed with the Merger even if the Average Market Price is less than $6.95. The last reported sale price of Bethlehem Common Stock on the NYSE Tape on April 23, 1998, the last trading day prior to the date of this Proxy Statement/Prospectus, was $15 7/8.

  Lukens does not currently anticipate that it will waive any condition of the Merger. In the event that Lukens so determines at any time prior to the closing of the Merger that it would be appropriate to waive any material condition of the Merger, including, without limitation, the condition with respect to the Average Market Price, Lukens will, to the extent required by applicable law, including federal and state securities laws, amend the Proxy Statement/Prospectus to include additional information and allow additional time for stockholders of Lukens to change their proxies.

  No Solicitation. The Merger Agreement provides that Lukens will not, directly or indirectly through another person, (i) solicit or initiate, or take any other action designed to facilitate, any inquiries or the making of any Takeover Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding any Takeover Proposal. However, if at any time prior to Lukens Stockholder Approval, the Lukens Board determines in good faith, after consultation with outside counsel, that it is necessary to do so to comply with its fiduciary duties to Lukens' stockholders under applicable law, Lukens may, in response to an unsolicited Takeover Proposal, and subject to compliance with its obligation to provide certain information to Bethlehem, (A) furnish information with respect to Lukens and its subsidiaries pursuant to a customary confidentiality agreement and (B) participate in negotiations regarding such Takeover Proposal. Lukens must immediately advise Bethlehem of any Takeover Proposal, the material terms and conditions of such Takeover Proposal and the identity of the person making such Takeover Proposal. Lukens must also keep Bethlehem reasonably informed of the status and details of any such Takeover Proposal. See "OTHER TERMS OF THE MERGER AGREEMENT--No Solicitation."

  Right of the Lukens Board to Withdraw Recommendation. The Merger Agreement provides that neither the Lukens Board nor any committee thereof will withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Bethlehem, its approval or recommendation of the Merger or the Merger Agreement unless it determines in good faith, after consultation with outside counsel, that it is necessary to do so to comply with its fiduciary duties to the Lukens stockholders under applicable law. Furthermore, neither the Lukens Board nor any committee thereof may approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or cause Lukens to enter into any Acquisition Agreement (as defined below) related to any Takeover Proposal. However, in the event that the Lukens Board receives a Superior Proposal (as defined below) prior to Lukens Stockholder Approval, the Lukens Board may: (i) withdraw or modify its approval or recommendation of the Merger or the Merger Agreement if it determines in good faith, after consultation with outside counsel, that it is necessary to do so to comply with its fiduciary duties to Lukens' stockholders under applicable law; or (ii) approve or recommend such Superior Proposal or terminate the Merger Agreement and, if it so chooses, cause Lukens to enter into any Acquisition Agreement with respect to any Superior Proposal, but only after complying with certain provisions requiring Lukens to provide notice and information to Bethlehem regarding the Superior Proposal. See "OTHER TERMS OF THE MERGER AGREEMENT--Right of Lukens Board to Withdraw Recommendation."

  Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of Lukens Stockholder Approval:
(i) by mutual written consent of Bethlehem and Lukens; (ii) by either Bethlehem or Lukens (A) if the Merger has not been consummated on or before June 30, 1998, unless the failure to consummate the Merger is the result of a willful and material breach of the Merger Agreement by the party seeking to terminate,
(B) if Lukens Stockholder Approval is not obtained at the Special Meeting, (C) if any governmental entity has issued an order, decree, ruling or injunction or takes other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling, injunction or other action has become final and nonappealable or (D) in the event of certain breaches by the other party of any representation, warranty, covenant or other agreement contained in the Merger Agreement; (iii) by Lukens if such termination is necessary for the Lukens Board to comply with its fiduciary duties regarding a Superior Proposal, provided that it pays the termination fee required, if any, or (iv) by Bethlehem if (A) the Lukens Board or any committee thereof withdraws or modifies in a manner adverse to Bethlehem its approval or recommendation of the Merger or the Merger Agreement, or approves or recommends any Superior Proposal, or (B) the Lukens Board or any committee thereof resolves to take any of the foregoing actions.

  Termination Fee. Generally, in the event that (i) a Takeover Proposal is made or publicly announced, and thereafter the Merger Agreement is terminated by either Bethlehem or Lukens pursuant to certain provisions of the Merger Agreement and within 12 months of such termination Lukens or any of its subsidiaries enters into any Acquisition Agreement or consummates any Takeover Proposal or (ii) the Merger Agreement is terminated by Lukens because the Lukens Board has received a Superior Proposal, Lukens must promptly pay Bethlehem a fee equal to $13.5 million (the "Termination Fee") payable by wire transfer of same day funds. See "OTHER TERMS OF THE MERGER AGREEMENT-- Termination Fee."

  Accounting Treatment. The Merger will be treated as a "purchase" for financial reporting and accounting purposes, in accordance with generally accepted accounting principles ("GAAP"). See "THE MERGER--Accounting Treatment."

                 BETHLEHEM SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected historical consolidated financial data for Bethlehem for each of the five years in the period ended December 31, 1997. Such data have been derived from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in Bethlehem's Annual Report on Form 10-K for the year ended December 31, 1997, including the notes thereto, incorporated by reference herein. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                                   YEAR ENDED DECEMBER 31,
                         ------------------------------------------------
                           1997      1996      1995      1994      1993
                         --------  --------  --------  --------  --------
                           (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
EARNINGS STATISTICS:
 Net Sales.............. $4,631.2  $4,679.0  $4,867.5  $4,819.4  $4,323.4
 Estimated Gain (Loss)
  on Exiting Businesses.    135.0    (465.0)      --        --     (350.0)
 Income (Loss) from
  Operations............    374.0    (328.4)    268.9     133.6    (295.2)
 Net Financing Expense..    (38.3)    (47.4)    (52.3)    (39.1)    (56.1)
 Net Income (Loss)......    280.7    (308.8)    179.6      80.5    (266.3)
 Dividends on Preferred
  and Preference Stock..     41.6      41.9      42.4      43.1      39.8
 Net Income (Loss)
  Applicable to Common..    239.1    (350.7)    137.2      37.4    (306.1)
 Net Income (Loss) per
  Common Share--Basic...     2.13     (3.15)     1.24      0.35     (3.37)
 Net Income (Loss) per
  Common Share--Diluted.     2.03     (3.15)     1.23      0.35     (3.37)
BALANCE SHEET
 STATISTICS:
 Working Capital........ $  553.2  $  531.0  $  476.2  $  557.9  $  676.9
 Property, Plant &
  Equipment--Net........  2,357.7   2,419.8   2,714.2   2,759.3   2,634.3
 Total Assets...........  4,802.6   5,109.9   5,700.3   5,782.4   5,876.7
 Total Debt.............    493.4     546.7     638.3     757.3     813.8
 Stockholders' Equity...  1,215.0     966.0   1,238.3   1,155.8     696.6
OTHER STATISTICS:
 Capital Expenditures... $  228.2  $  259.0  $  266.8  $  444.6  $  327.1
 Depreciation...........    231.0     268.7     284.0     261.1     277.5

                  LUKENS SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected historical consolidated financial data for Lukens for each of the five fiscal years during the period ended December 27, 1997. Such data have been derived from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in the Lukens Annual Report on Form 10-K for the fiscal year ended December 27, 1997, including the notes thereto, incorporated by reference herein. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                                                 FISCAL YEAR ENDED
                          ----------------------------------------------------------------
                          DECEMBER 27, DECEMBER 28, DECEMBER 30, DECEMBER 31, DECEMBER 25,
                              1997         1996         1995         1994         1993
                          ------------ ------------ ------------ ------------ ------------
                                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
EARNINGS STATISTICS:
 Net Sales..............     $994.4       $970.3      $1,049.2      $947.0       $862.1
 Unusual Items..........        --         (20.2)          --          --           --
 Income (Loss) from
  Operations............       13.4        (26.1)         68.0        49.6         36.6
 Net Financing Expense..      (19.1)       (16.7)        (13.5)      (13.2)       (16.3)
 Income (Loss) from
  Continuing Operations.       (4.6)       (28.4)         34.0        22.2         13.1
 Discontinued
  Operations, Net of
  Tax...................        --           --            --          --           2.8
 Net Income (Loss)
  Before Cumulative
  Effect of Accounting
  Change................       (4.6)       (28.4)         34.0        22.2         15.9
 Cumulative Effect of
  Accounting Change.....        --           --            --          --         (65.9)
 Net Income (Loss)......       (4.6)       (28.4)         34.0        22.2        (50.0)
 Dividend Requirements
  on Preferred..........        2.0          2.0           2.0         2.0          1.9
 Net Income (Loss)
  Applicable to Common..       (6.6)       (30.4)         32.0        20.2        (51.9)
 Net Income (Loss) per
  Common Share--Basic...      (0.45)       (2.06)         2.18        1.38        (3.58)
 Net Income (Loss) per
  Common Share--Diluted.      (0.45)       (2.06)         2.05        1.32        (3.08)
BALANCE SHEET
 STATISTICS:
 Working Capital........     $114.5       $ 99.2      $  106.2      $106.5       $146.0
 Property, Plant &
  Equipment--Net........      497.6        533.3         529.4       478.1        431.9
 Total Assets...........      877.4        888.8         919.7       826.4        817.2
 Total Debt.............      250.9        253.6         228.2       208.5        226.6
 Redeemable Preferred
  Stock.................        --          13.4           --          --           --
 Stockholders' Equity...      241.8        244.6         298.7       277.1        266.8
OTHER STATISTICS:
 Capital Expenditures...     $ 19.4       $ 57.1      $  104.1      $120.3       $ 67.4
 Depreciation and
  Amortization..........       51.8         48.9          41.3        44.0         45.5
 Dividends per Share on
  Common Stock..........       1.00         1.00          1.00        1.00         1.00

         BETHLEHEM SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

  The following table sets forth selected unaudited pro forma combined financial data for Bethlehem for the one-year period ended December 31, 1997, which are presented to reflect the estimated impact on the historical consolidated financial statements of Bethlehem of the Merger, which will be accounted for as a purchase, including the issuance of approximately 15.1 million shares of Bethlehem Common Stock in connection with the Merger. The income statement data presented below assume that the Merger had been consummated as of January 1, 1997, and the balance sheet data presented below assume that the Merger had been consummated on December 31, 1997. The data presented below also give effect to certain historical and planned transactions and dispositions as explained in Notes 5 and 6 to the Unaudited Pro Forma Combined Condensed Financial Statements. The data presented below do not reflect any cost savings or other synergies anticipated by Bethlehem management as a result of the Merger and are not necessarily indicative of the results of operations or the financial position which would have occurred had the Merger been consummated as of January 1, 1997 or on December 31, 1997. Moreover, such data are not necessarily indicative of Bethlehem's future results of operations or financial position. The selected unaudited pro forma combined financial data presented below should be read in conjunction with the historical consolidated financial data of Bethlehem and Lukens and the Unaudited Pro Forma Combined Condensed Financial Information, including the notes thereto, incorporated by reference or appearing elsewhere in this Proxy Statement/Prospectus. See "AVAILABLE INFORMATION," "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS."

                                                              YEAR ENDED
                                                           DECEMBER 31, 1997
                                                            (UNAUDITED)(1)
                                                       -------------------------
                                                         (DOLLARS IN MILLIONS,
                                                       EXCEPT PER SHARE AMOUNTS)
     EARNINGS STATISTICS:
       Net Sales......................................         $4,943.8
       Estimated Gain on Exiting Businesses...........            100.0
       Income from Operations.........................            418.3
       Net Financing Expense..........................            (57.4)
       Net Income.....................................            301.5
       Net Income per Common Share....................             2.06
                                                        AS OF DECEMBER 31, 1997
                                                            (UNAUDITED)(1)
                                                       -------------------------
     BALANCE SHEET STATISTICS:
       Working Capital................................         $  554.1
       Total Assets...................................          5,687.9
       Total Debt.....................................            744.4
       Stockholders' Equity...........................          1,404.2

--------
(1) Lukens has a 52-53 week fiscal year ending on the last Saturday of December in each calendar year. Lukens' 1997 fiscal year ended on December 27, 1997.

              COMPARATIVE PER SHARE DATA FOR BETHLEHEM AND LUKENS

  The following table sets forth certain earnings, dividend and book value per share data for Bethlehem and Lukens on historical and pro forma bases. The pro forma operating income data are derived from the Unaudited Pro Forma Combined Condensed Income Statement appearing elsewhere herein, which gives effect to the Merger as a purchase as if the Merger had been consummated as of January 1, 1997. The pro forma dividend data assume dividend payments consistent with Bethlehem's historical payments. Book value data for all pro forma presentations are based upon the number of outstanding shares of Bethlehem Common Stock, adjusted to include the shares of Bethlehem Common Stock to be issued in connection with the Merger. The information set forth below should be read in conjunction with the historical consolidated financial data of Bethlehem and of Lukens and the Unaudited Pro Forma Combined Condensed Financial Statements, including the notes thereto, incorporated by reference or appearing elsewhere in this Proxy Statement/Prospectus. See "AVAILABLE INFORMATION," "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS."

  The pro forma data presented below do not reflect any cost savings, other synergies or Merger-related expenses anticipated by Bethlehem management as a result of the Merger.

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                      1997(1)
                                                                    (UNAUDITED)
                                                                    ------------
   BETHLEHEM HISTORICAL:
     Income per share--basic.......................................    $ 2.13
     Common cash dividends per share...............................       --
     Book value per common share...................................      5.78
   LUKENS HISTORICAL:
     Loss per share--basic.........................................    $(0.45)
     Common cash dividends per share...............................      1.00
     Book value per common share...................................     16.18
   BETHLEHEM UNAUDITED PRO FORMA COMBINED:
     Income per share--basic.......................................    $ 2.06
     Common cash dividends per share...............................       --
     Book value per common share...................................      6.66
   LUKENS PRO FORMA EQUIVALENT(2):
     Income per share--basic.......................................    $ 5.93
     Common cash dividends per share...............................       --
     Book value per common share...................................     19.17

--------
(1) Lukens has a 52-53 week fiscal year ending on the last Saturday of December in each calendar year. Lukens' 1997 fiscal year ended on December 27, 1997.

(2) Lukens' pro forma equivalent amounts are calculated by multiplying the respective pro forma combined per share amounts by an assumed Conversion Number of 2.878. The actual Conversion Number may differ from the number used in this calculation.

COMPARATIVE STOCK PRICES AND DIVIDENDS

  Bethlehem Common Stock (symbol: BS) and Lukens Common Stock (symbol: LUC) are listed for trading on the NYSE. The following table sets forth, for the periods indicated, the high and low sale prices of Bethlehem Common Stock and Lukens Common Stock on the NYSE Tape and the quarterly cash dividends per share paid on Bethlehem Common Stock and Lukens Common Stock. Under the Merger Agreement, Lukens may not pay a quarterly dividend in excess of $.25 per share of Lukens Common Stock between the date of the Merger Agreement and the Effective Time without the consent of Bethlehem.

                             LUKENS                BETHLEHEM
                         COMMON STOCK(1)         COMMON STOCK           CASH DIVIDENDS  CASH DIVIDENDS
                         ------------------      -----------------         ON LUKENS     ON BETHLEHEM
                          HIGH        LOW         HIGH       LOW        COMMON STOCK(1)  COMMON STOCK
                         --------   -------      ------     ------      --------------- --------------
CALENDAR 1996
  First Quarter.........    $30 1/4    $24 1/4     $15 7/8    $13 1/8        $0.25           --
  Second Quarter........     27 3/8     23 3/4      14 1/2     11 1/2         0.25           --
  Third Quarter.........     24 1/8      18          12         9 1/4         0.25           --
  Fourth Quarter........     20 3/4     13 1/2      10 5/16     7 5/8         0.25           --
CALENDAR 1997
  First Quarter.........     22 3/8     16 5/8       9 3/8      7 5/8         0.25           --
  Second Quarter........     20 1/2     16 3/4      10 3/4      7 3/4         0.25           --
  Third Quarter.........      22        17 15/16    12 7/8      9 13/16       0.25           --
  Fourth Quarter........     29 1/8      15         11 9/16     7 3/4         0.25           --
CALENDAR 1998
  First Quarter.........     34 1/4      28         15 1/2      8 1/16        0.25           --
  Second Quarter
   (through April 23,
   1998)................      36        32 7/8      17 1/8     13 5/8          --            --

--------
(1) Lukens has a 52-53 week fiscal year ending on the last Saturday of December in each calendar year. The information set forth above is presented based on calendar year quarters which do not correspond to Lukens' fiscal quarters.

MARKET PRICE DATA

  The following table sets forth the last reported sales prices of Bethlehem Common Stock and Lukens Common Stock on the NYSE Tape on December 12, 1997, the last trading day before announcement of the merger agreement as entered into on December 15, 1997, and on April 23, 1998, the last trading day prior to the date of this Proxy Statement/Prospectus:

                                                            BETHLEHEM  LUKENS
                                                             COMMON    COMMON
                                                              STOCK    STOCK
                                                            ---------  ------
     December 12, 1997.....................................    $8 1/8   $17 1/2
     April 23, 1998........................................   $15 7/8   $34 13/16

  LUKENS STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR BETHLEHEM COMMON STOCK AND LUKENS COMMON STOCK.

                                 RISK FACTORS

  In considering whether to vote for the proposal to adopt the Merger Agreement, the stockholders of Lukens should consider the following matters, which could materially affect the value of the Bethlehem Common Stock to be received by stockholders of Lukens in connection with the Merger.

RISK FACTORS RELATED TO THE MERGER

  Relationship Between Conversion Number and Relative Stock Prices. The Conversion Number will be equal to $30 divided by the Average Market Price, which is the average of the daily closing prices of Bethlehem Common Stock for the 15 consecutive full NYSE trading days immediately preceding the third full NYSE trading day prior to the Effective Time, but will not be less than 2.878 or more than 4.317. The Average Market Price may vary from the price of Bethlehem Common Stock at the date of this Proxy Statement/Prospectus. Such variations may be the result of changes in the business, operations or prospects of Bethlehem or Lukens, market assessments of the likelihood that the Merger will be consummated and the timing thereof, regulatory considerations, general market and economic conditions and other factors. Because the Effective Time may occur at a date later than the Special Meeting, there can be no assurance that the price of Bethlehem Common Stock on the date of the Special Meeting will be indicative of the Average Market Price. The Effective Time will occur as soon as practicable following the Closing (as defined below), which will occur no later than the second business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement. See "THE MERGER AGREEMENT--Conditions to the Consummation of the Merger." Furthermore, the Conversion Number will not exceed 4.317 (which would correspond to an Average Market Price of $6.95) regardless of whether the actual Average Market Price is less than $6.95. Although Lukens will not be obligated to effect the Merger if the Average Market Price is less than $6.95, Lukens may waive this condition and proceed with the Merger even if the Average Market Price is less than $6.95. Stockholders of Lukens are urged to obtain current market quotations for Bethlehem Common Stock and Lukens Common Stock. See "THE MERGER--Merger Consideration" and "OTHER TERMS OF THE MERGER AGREEMENT--Conditions to the Consummation of the Merger--Conditions to the Obligations of Lukens."

  Uncertainties in Integrating Business Operations and Achieving Cost Reductions. The value of Bethlehem Common Stock following the Merger may be affected by the ability of the management of Bethlehem to achieve the cost reductions from operating and administrative efficiencies and other synergies expected to result from the consummation of the Merger. The consolidation of functions, the integration of departments, systems and procedures, and the relocation of staff present significant management challenges. There can be no assurance that such actions will be successfully accomplished as rapidly as currently expected. Moreover, although the primary purpose of such actions will be to realize direct cost reductions and other operating efficiencies, there can be no assurance of the extent to which cost reductions and efficiencies will be achieved.

  Interests of Certain Persons in the Transaction. In considering the recommendation of the Merger by the Lukens Board, the stockholders of Lukens should take into account that certain directors and executive officers of Lukens, as well as others, may be deemed to have interests in the Merger in addition to their interests as stockholders. The Lukens Board has considered these interests, among other matters, in approving and adopting the Merger Agreement. See "THE MERGER--Interests of Certain Persons in the Merger."

RISK FACTORS RELATED TO BETHLEHEM

  Steel Price Sensitivity. Bethlehem's financial results of operations are significantly affected by relatively small (on a percentage basis) variations in the realized prices for its products. For example, Bethlehem shipped 8.8 million net tons of steel products and recorded net sales of $4.6 billion during 1997, implying an average realized price per ton of about $530. A one percent increase or decrease in this implied average realized price during 1997 would, on a pro forma basis, have resulted in an increase or decrease in net sales and pre-tax income of about $46 million. Competitive pressures in the steel industry are severe. These pressures could limit Bethlehem's ability to obtain price increases or could lead to a decline in prices, which could have a material adverse effect upon Bethlehem.

  Purchased Materials and Services. Bethlehem purchases about $3 billion per year of raw materials, energy, equipment, goods and services from commercial sources in about 40 countries. Bethlehem's profitability could be affected by difficulties in obtaining these items and by the prices paid for them. These difficulties could include such things as labor strikes, political instability and natural disasters.

  Employee Postretirement Obligations. Bethlehem has substantial financial obligations related to its employee postretirement plans for pensions and healthcare. Moreover, due to the excess of projected benefit obligations over pension fund assets, Bethlehem's annual pension expense is higher on a per ton basis than that of most other domestic steel producers. This pension expense, combined with postretirement healthcare expense, puts Bethlehem at a competitive disadvantage with respect to such costs compared to most other domestic steel producers. As of December 31, 1997, Bethlehem's consolidated balance sheet reflected liabilities of $440 million and $1,595 million, recognized in accordance with generally accepted accounting principles, for postretirement pensions and benefits other than pensions, respectively. The calculation of the actuarial present value of the accumulated benefit obligations and recorded liabilities for active employees assumes continued employment with projections for retirements, deaths, resignations and discharges. If actual terminations of active employees occur significantly earlier than projected (as a result of facility shutdowns, restructurings or other reasons), the accumulated benefit obligations and recorded liabilities would increase substantially. The charges for employees terminated as a result of facility shutdowns or restructurings vary depending upon the demographics of the workforce, but could be $100,000 per employee. The recording of these charges could result in a material adverse impact on Bethlehem's financial condition because of the increase in recorded liabilities, decrease in stockholders' equity and increases in required contributions to the pension fund and retiree healthcare payments. See "--Facility Shutdowns and Restructurings."

  Capital Structure. Bethlehem's capital structure is highly leveraged reflecting its recorded liabilities for pensions and other postretirement obligations. Although Bethlehem believes it has sufficient access to funds for the operation of its business, its existing obligations and below investment grade credit ratings may limit its ability to raise capital in the future. Bethlehem expects to finance the Cash Consideration to be paid in connection with the Merger with available cash and with the sale of Lukens' stainless and distribution businesses. Bethlehem has already signed the Sale Agreement to sell certain assets of Lukens to Allegheny for $175 million. If the sale of assets contemplated by the Sale Agreement and/or the potential sales of other Lukens assets are not consummated at the Effective Time, Bethlehem may incur additional debt in the amount of $275 million by entering into a short-term borrowing arrangement and by drawing on its current revolving credit arrangement to finance the remaining portion of the Cash Consideration to be paid in connection with the Merger.

  Facility Shutdowns and Restructurings. During the last five years, Bethlehem has shut down or restructured several facilities and operations. Since 1993, Bethlehem has recorded charges of $815 million in connection with these actions including restructuring charges of $465 million ($382 million after-tax) in 1996 for the exit of Bethlehem Structural, the Eagle Nest coal operation, BethForge, CENTEC and BethShip and the write-off of the assets of the Coke Division located in Bethlehem, Pennsylvania as an impaired asset. Eagle Nest, BethForge, CENTEC and BethShip were sold and Bethlehem Structural ended operations by the end of 1997. Also during 1997, Bethlehem sold its High Power Mountain coal assets and its equity interest in Iron Ore Company of Canada. Bethlehem discontinued operations at the Bethlehem Coke Division by March 31, 1998. If it becomes necessary for Bethlehem to exit or restructure additional businesses and operations in the future, it could incur substantial additional charges in the process. The recording of these charges could have a material adverse impact on Bethlehem's financial condition because of the increase in recorded liabilities, decrease in stockholders' equity and possible increases in required contributions to the pension fund and retiree healthcare payments. Except as previously announced, Bethlehem does not currently anticipate any additional facility shutdowns, restructurings or other reasons why active Bethlehem employees might be terminated. As previously announced, Bethlehem discontinued its Bethlehem Coke Division located in Bethlehem, Pennsylvania, and in connection with the Merger the 160-inch plate mill at its Sparrows Point Division. Bethlehem also anticipates workforce reductions in the range of 800 employees in connection with the closure of the Bethlehem Coke Division and an additional 900 employees at its Sparrows Point Division over the next three to four years as part of its previously announced comprehensive plan to achieve and sustain a superior rate of return on the capital invested at this facility. See "UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS" for the effects of these workforce reductions on Bethlehem's financial condition.

  Negotiation of New Labor Agreements. Bethlehem's 1993 labor agreement with the United Steelworkers of America (the "USWA"), covering most of Bethlehem's USWA-represented employees, expires on August 1, 1999. Bethlehem's ability to operate could be impacted by a strike or work stoppage if it is unable to negotiate a new agreement with its represented employees when the existing agreement expires in 1999. Also, Bethlehem's profitability could be adversely affected if increased costs associated with any future contract are not recoverable through productivity improvements or price increases.

RISK FACTORS RELATED TO THE STEEL INDUSTRY

  Cyclicality. The domestic steel industry is highly cyclical in nature. Domestic integrated producers suffered substantial losses in the first half of the 1980s. During the second half of the 1980s, domestic steel producers benefited from improved industry conditions and in 1988 domestic steel industry earnings reached record levels. Steel demand and pricing declined between 1989 and 1992 and the domestic industry reported substantial losses. Since 1993, there has been a recovery in steel markets and domestic steel producers have reported improved results. There can be no assurance as to the extent of any future improvement in domestic steel industry earnings.

  Intensifying Competition. The domestic steel industry is highly competitive. This competition affects, and will continue to affect after the Merger, the prices that Bethlehem can charge for its products, the utilization of its production facilities, its ability to sell higher value products and ultimately its profitability.

  Mini-mill Producers. Domestic integrated producers, such as Bethlehem, have lost market share in recent years to domestic mini-mill producers. These producers provide significant competition in certain product lines, including hot rolled sheet products. Mini-mill producers are relatively efficient, low-cost producers that produce steel from scrap in electric furnaces (which are less expensive to build than integrated facilities), have low employment and environmental costs per ton shipped and target regional markets. Through the use of iron substitutes and thin slab casting technology, mini-mill producers are increasingly able to compete directly with producers of higher value products, including cold rolled and coated sheets. Most of the new flat rolled facilities that will be constructed over the next several years will be electric furnace facilities.

  Imports. Domestic steel producers also face significant competition from foreign producers and have been, and may continue to be, adversely affected by unfairly traded imports. In certain cases, foreign producers may be pricing their products below their production costs. Imports of finished steel products accounted for about 18 percent of the domestic market in 1997 and about 17 percent in both 1996 and 1995. Anti-dumping and countervailing duty orders covering imports of corrosion resistant sheet from six countries, cold rolled sheet from three countries and plates from 11 countries, which resulted from unfair trade cases filed by Bethlehem and 11 other companies in 1992, remain in place. Imports of flat rolled steel from countries not subject to orders, including particularly the Commonwealth of Independent States (formerly the USSR), eastern European countries and the People's Republic of China, have increased significantly. In December 1997, the International Trade Commission ruled that imports of cut-to-length plate from the People's Republic of China, Russia, the Ukraine and South Africa were causing or threatening to cause material injury to the domestic steel industry. Antidumping duty orders covering imports of cut-to-length plate from these countries were suspended by agreements limiting the quantity of plate imports for a five-year period, except for South Africa which is subject to a price floor. Violation of the suspension agreements by these countries would result in the antidumping duty orders becoming effective. Bethlehem continues to be concerned about the high levels of unfairly traded imports which could adversely affect the profitability of Bethlehem.

  Substitute Materials. For many steel products, there is substantial competition from manufacturers of products other than steel, including aluminum, ceramics, concrete, glass, plastics and wood. Changes to the relative competitiveness of these substitute materials and the emergence of additional substitute materials could adversely affect future prices and demand for Bethlehem's products.

  Excess World Capacity. There is excess world capacity for many of the products produced by Bethlehem. Moreover, many foreign steel producers are owned, controlled or subsidized by foreign governments. Decisions by these foreign producers to continue marginal facilities may be influenced to a greater degree by political and economic policy considerations than by prevailing market conditions. In addition, overcapacity has been perpetuated by the continued operation, modernization and upgrading of marginal domestic facilities through bankruptcy reorganization proceedings and by the sale of marginal domestic facilities to new owners, which operate such facilities with a lower cost structure. Over the next several years, construction of additional flat rolled production facilities could result in increased domestic capability of up to 10 million tons over 1997 levels.

  The major restructuring of the domestic steel industry, which began in the late 1970s and early 1980s, has removed the steelmaking capacity that once existed to meet market demand during peak periods. During the last few years, domestic producers have met a portion of the demand that exceeded steelmaking capacity by importing semifinished slabs for rolling into finished products in their own mills. Increased imports of finished products met the remaining demand, which could not be met by domestic rolling mills.

  Outages. Steel operations are subject to planned and unplanned outages due to required maintenance, equipment malfunctions, work stoppages, various hazards (including explosions, fires and severe weather conditions) and the availability of raw materials, supplies, utilities and other items needed for the production of steel. These outages could result in reduced production and increased costs.

  Environmental Control Requirements. Steel producers incur substantial costs in complying with federal, state and local environmental laws. Future specific environmental control requirements cannot be predicted. Estimates for future capital expenditures and operating costs required for environmental compliance are subject to numerous uncertainties, including the evolving nature of regulations, possible imposition of more stringent requirements, availability of new technologies and the timing of expenditures.

                              THE SPECIAL MEETING

PURPOSE

  This Proxy Statement/Prospectus is being furnished to the holders of Lukens Common Stock and Lukens Preferred Stock in connection with the solicitation of proxies by the Lukens Board for use at the Special Meeting.

  At the Special Meeting, the stockholders of Lukens will consider and vote upon a proposal to adopt the Merger Agreement, which provides for the Merger of Merger Sub with and into Lukens with Lukens continuing as the Surviving Corporation. Following the Merger, Bethlehem intends to cause the Surviving Corporation to be merged with and into Bethlehem. The stockholders of Lukens will also consider and take action upon any other business which may properly be brought before the Special Meeting.

  The Lukens Board has determined that the Merger is fair to, and in the best interests of, Lukens and its stockholders and has approved and adopted in all respects each of the Merger Agreement and the Merger, subject to and in accordance with the terms of the Merger Agreement. THE LUKENS BOARD RECOMMENDS THAT THE STOCKHOLDERS OF LUKENS VOTE FOR THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AT THE SPECIAL MEETING. See "THE MERGER--Background of the Merger" and "--Recommendation of the Lukens Board and Reasons for the Merger." For a discussion of conflicts of interests that certain directors of Lukens may have with respect to the Merger Agreement and the Merger, see "THE MERGER-- Interests of Certain Persons in the Merger." Such interests, together with other relevant factors, were considered by the Lukens Board in making its recommendation and approving and adopting the Merger Agreement and the Merger.

  The Bethlehem Board has approved the Merger and the issuance of Bethlehem Common Stock in connection with the Merger. Bethlehem, as the sole stockholder of Merger Sub, has adopted, and the Board of Directors of Merger Sub has approved, the Merger Agreement. No approval by stockholders of Bethlehem is required to effect the Merger.

RECORD DATE; VOTING RIGHTS; REQUIRED VOTE

  Only holders of record of Lukens Common Stock and Lukens Preferred Stock at the close of business on the Record Date, April 17, 1998, are entitled to receive notice of and to vote at the Special Meeting. At the close of business on the Record Date, there were 15,030,527 shares of Lukens Common Stock outstanding, each of which entitles the registered holder thereof to one vote, and 453,877 shares of Lukens Preferred Stock outstanding, each of which entitles the registered holder thereof to three votes. Consequently, the total number of votes entitled to be cast at the Special Meeting by the holders of the outstanding shares of Lukens Common Stock and Lukens Preferred Stock, voting together as a single class, is 16,392,158.

  Adoption of the Merger Agreement will require the affirmative vote of the holders of outstanding shares of Lukens Common Stock and Lukens Preferred Stock, voting together as a single class, representing a majority of the combined voting power of the outstanding shares of Lukens Common Stock and Lukens Preferred Stock. An abstention will have the effect of a vote against adoption of the Merger Agreement. Brokers who hold shares of Lukens Common Stock as nominees will not have discretionary authority to vote such shares in the absence of instructions from the beneficial owners thereof. Any shares which are not voted because the nominee-broker lacks such discretionary authority will have the effect of votes cast against the adoption of the Merger Agreement.

STOCK OWNERSHIP OF MANAGEMENT

  At the close of business on the Record Date, directors and executive officers of Lukens and their affiliates were the beneficial owners of an aggregate of approximately 1,045,252 shares of Lukens Common Stock and 10,490 shares of Lukens Preferred Stock, or approximately 6.6% of the voting power of the outstanding shares of Lukens Common Stock and Lukens Preferred Stock, voting together as a single class (approximately 6.1% on a fully diluted basis assuming the conversion of all shares of Lukens Preferred Stock and the exercise of all options to purchase shares of Lukens Common Stock outstanding on the Record Date).

QUORUM

  The presence at the meeting in person or by properly executed proxy of stockholders of Lukens entitled to cast at least a majority of the votes that all stockholders are entitled to cast at the Special Meeting will constitute a quorum at the Special Meeting.

  Shares of Lukens Common Stock and Lukens Preferred Stock represented by proxies which are marked "abstain" will be counted as shares present for purposes of determining the presence of a quorum on all matters, as will shares of Lukens Common Stock and Lukens Preferred Stock that are represented by proxies that are executed by any broker, fiduciary or other nominee on behalf of the beneficial owner(s) thereof regardless of whether authority to vote is withheld from such broker, fiduciary or nominee on one or more matters.

  In the event that a quorum is not present at the Special Meeting, it is expected that such meeting will be adjourned, postponed or continued.

PROXIES

  All shares of Lukens Common Stock and Lukens Preferred Stock represented by properly executed proxies in the enclosed form which are received in time for the Special Meeting and have not been revoked will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated, shares represented by properly executed proxies will be voted FOR adoption of the Merger Agreement.

  An abstention will have the effect of a vote against adoption of the Merger Agreement. Brokers who hold shares of Lukens Common Stock as nominees will not have discretionary authority to vote such shares in the absence of instructions from the beneficial owners thereof. Any shares which are not voted because the nominee-broker lacks such discretionary authority will be counted for purposes of determining a quorum at the Special Meeting, and will have the effect of votes cast against the adoption of the Merger Agreement.

  Lukens does not know of any matter not described in the Notice of Special Meeting that is expected to come before the Special Meeting. If, however, any other matters are properly presented for action at the Special Meeting, the persons named in the enclosed form of proxy and acting thereunder will have the discretion to vote on such matters in accordance with their best judgment, unless such authority is withheld.

  A stockholder of Lukens has submitted a proposal to be considered at the next annual meeting of stockholders of Lukens. In the event that the Merger Agreement is not adopted by the stockholders of Lukens, or the Merger Agreement is terminated prior to the Effective Time for any reason, the Lukens Board currently intends to promptly call an annual meeting of stockholders of Lukens for the purpose, among others, of electing directors and considering such proposal. See "OTHER MATTERS--Stockholder Proposals."

  Any proxy may be revoked by the stockholder executing it at any time prior to its exercise (i) by giving written notice thereof to the Secretary of Lukens, (ii) by completing, signing, dating and returning a later dated proxy or (iii) by voting in person at the Special Meeting. No such revocation shall be effective, however, until such notice of revocation has been received by Lukens at or prior to the Special Meeting. Attendance at the Special Meeting will not in and of itself constitute the revocation of a proxy.

SOLICITATION OF PROXIES

  Proxies are being solicited hereby on behalf of the Lukens Board. Except as otherwise provided in the Merger Agreement, the entire cost of proxy solicitation for the Special Meeting, including the reasonable expenses of brokers, fiduciaries and other nominees in forwarding solicitation material to beneficial owners, will be borne by Lukens. In addition to the use of the mail, solicitation may be made by telephone or otherwise by officers and employees of Lukens. Such officers and employees will not be additionally compensated for such solicitation, but may be reimbursed for out-of-pocket expenses incurred in connection therewith. If undertaken, the expense of such solicitation would be nominal. Lukens has retained Corporate Investor Communications, Inc. and Innisfree M&A Incorporated to aid in the solicitation of proxies from its stockholders. The fees of such firms are estimated to be not more than $16,000, plus reimbursement of out-of-pocket expenses.

APPRAISAL RIGHTS

  Holders of record of Lukens Preferred Stock and, if a Stock Proration Event occurs, holders of record of Lukens Common Stock will be entitled to demand judicial appraisal of, and obtain a cash payment for, the "fair value" of their respective shares of Lukens Preferred Stock and Lukens Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger), pursuant to Section 262 of the DGCL. Under Section 262 of the DGCL, appraisal rights are not available with respect to shares of stock of a constituent corporation in a merger if: (i) such shares are listed on a national securities exchange on the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger and (ii) pursuant to the terms of the agreement of merger, the holder of such shares has the right to receive in exchange for such shares solely shares of stock of a company which are listed on a national securities exchange (and cash in lieu of fractional shares). If a Stock Proration Event does not occur, pursuant to the terms of the Merger Agreement, holders of Lukens Common Stock (which is listed on a national securities exchange) will have the right to receive in exchange for their respective shares, if they so elect, Common Merger Consideration consisting solely of shares of Bethlehem Common Stock (and cash in lieu of fractional shares) and therefore will not have the right to demand appraisal under Section 262 of the DGCL. However, if a Stock Proration Event occurs, holders of record of Lukens Common Stock will be required by the terms of the Merger Agreement to accept, in exchange for their respective shares, Common Merger Consideration consisting of both shares of Bethlehem Common Stock and cash, and will therefore be entitled to demand appraisal under Section 262 of the DGCL. In order to exercise such rights, such holders of Lukens Common Stock or Lukens Preferred Stock must not vote in favor of adoption of the Merger Agreement, must deliver to Lukens a written demand for appraisal prior to the taking of the vote on the Merger Agreement at the Special Meeting and must otherwise comply with the procedural requirements of Section 262 of the DGCL. The full text of Section 262 of the DGCL is attached hereto as Annex III, and any stockholder desiring to exercise appraisal rights in connection with the Merger is urged to consult with legal counsel prior to taking any action in order to ensure that such stockholder complies with the applicable statutory provisions. Failure to take any of the steps required under Section 262 of the DGCL on a timely basis may result in the loss of appraisal rights. See "THE MERGER--Appraisal Rights" and Annex III hereto.

STOCK CERTIFICATES

  STOCKHOLDERS SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. STOCKHOLDERS SHOULD SEND CERTIFICATES REPRESENTING SHARES OF LUKENS COMMON STOCK FOR WHICH A CASH ELECTION IS BEING MADE TO THE EXCHANGE AGENT TOGETHER WITH, AND IN ACCORDANCE WITH THE INSTRUCTIONS ON, THE ELECTION FORM MAILED HEREWITH. A LETTER OF TRANSMITTAL, WITH INSTRUCTIONS FOR THE SURRENDER OF CERTIFICATES REPRESENTING LUKENS COMMON STOCK FOR WHICH A CASH ELECTION HAS NOT BEEN MADE OR LUKENS PREFERRED STOCK, WILL BE MAILED TO STOCKHOLDERS SHORTLY AFTER THE EFFECTIVE TIME.

                                  THE MERGER

  The description of the Merger and the Merger Agreement contained in this Proxy Statement/Prospectus describes all material elements of the Merger and the Merger Agreement but does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the full text of which is attached hereto as Annex I and incorporated herein by reference.

GENERAL

  At the Effective Time of the Merger, Merger Sub will be merged with and into Lukens with Lukens continuing as the Surviving Corporation and a wholly owned subsidiary of Bethlehem. As a result of the Merger, the separate corporate existence of Merger Sub will cease and Lukens will succeed to all the rights and be responsible for all the obligations of Merger Sub in accordance with the DGCL. Following the Merger, Bethlehem intends to cause the Surviving Corporation to be merged with and into Bethlehem. Bethlehem would then succeed to and assume all the rights and obligations of Lukens and Merger Sub.

  Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, (i) each share of Lukens Common Stock outstanding immediately prior to the Effective Time (other than shares owned by Lukens, which will be canceled, and shares held by stockholders exercising appraisal rights under Section 262 of the DGCL, if available) will be converted into the right to receive, at the election of the holder, either (x) $30 in cash, without interest thereon, or (y) a number of shares of Bethlehem Common Stock equal to $30 divided by the average of the daily closing prices of Bethlehem Common Stock, as reported on the NYSE Tape, for the 15 consecutive full NYSE trading days immediately preceding the third full NYSE trading day prior to the Effective Time, but not less than 2.878 or more than 4.317, in each case subject to possible proration to ensure that the aggregate amount of cash to be paid and the aggregate amount of Bethlehem Common Stock to be delivered in the Merger will not exceed 68% and 32%, respectively, of the total value of the consideration to be paid or delivered by Bethlehem in the Merger, and (ii) each share of Lukens Preferred Stock outstanding immediately prior to the Effective Time (other than shares held by stockholders exercising appraisal rights under Section 262 of the DGCL) will be converted into the right to receive the number of shares of Bethlehem Common Stock (and the amount of cash, if applicable) that a holder of the number of shares of Lukens Common Stock into which such shares of Lukens Preferred Stock could have been converted immediately prior to the Effective Time would have the right to receive if such holder did not make a Cash Election with respect to such shares. Cash will be paid in lieu of any fractional shares of Bethlehem Common Stock.

BACKGROUND OF THE MERGER

  Beginning in 1996, Lukens engaged in exploratory discussions from time to time regarding a possible strategic combination or an expanded business relationship with certain third parties. The reasons for entering into such discussions included the following: (i) the potential for reducing inefficient, excess industry capacity for the production of carbon and alloy and stainless steel plate and cold rolled stainless steel sheet by permitting the shutdown or restructuring of redundant facilities; (ii) the desirability of leveraging recent capital investments by Lukens and improving Lukens' competitive position through the formation of a strategic alliance; (iii) the goals of enhancing shareholder value and ensuring more stable prospects for shareholders and other stakeholders; and (iv) the need to improve Lukens' access to capital markets to fund growth and modernization. As part of these exploratory discussions, after considering certain potential candidates for a strategic combination, Lukens determined initially to pursue discussions with two companies--Allegheny and Bethlehem--because each appeared to represent the best strategic fit with Lukens' principal lines (i.e., stainless and carbon and alloy products) with respect to process capabilities and requirements as well as geographic coverage.

  On March 7, 1997, Lukens and Allegheny entered into a confidentiality agreement (the "Allegheny Confidentiality Agreement") pursuant to which Lukens agreed to furnish confidential information to Allegheny for the purpose of enabling Allegheny to consider the desirability of a possible transaction with Lukens. The Allegheny Confidentiality Agreement contained customary provisions regarding treatment of confidential information and a provision prohibiting Allegheny, except under certain circumstances, from taking any action for a period of two years from the date of execution of such agreement to acquire any voting securities of Lukens or otherwise seek to influence or control Lukens (the "Allegheny Standstill Provision"). Pursuant to the Allegheny Confidentiality Agreement, Allegheny's obligation under the Allegheny Standstill Provision terminated on December 15, 1997, subject to possible reinstatement upon the occurrence of certain events, when the Board of Directors of Lukens publicly accepted the merger proposal made to it by Bethlehem.

  Following execution of the Allegheny Confidentiality Agreement, members of senior management of Lukens and Allegheny met to discuss the desirability of a strategic transaction between the two companies.

  Subsequently, during May 1997, R. William Van Sant, Chairman, President and Chief Executive Officer of Lukens, Curtis H. Barnette, Chairman and Chief Executive Officer of Bethlehem, and Bethlehem's financial advisor held preliminary discussions regarding the possibility of a strategic combination between Lukens and Bethlehem, including the combination of their respective steel plate businesses. Subsequent meetings among representatives of Lukens and Bethlehem focused on possible operating synergies in the carbon and alloy plate business, the potential acquisition of Lukens by Bethlehem, the benefits that could be derived from such an acquisition and the necessity for additional due diligence.

  Moreover, discussions between Lukens and Allegheny continued into June 1997. On or about June 17, 1997, Richard P. Simmons, Chairman and Chief Executive Officer of Allegheny, informed Mr. Van Sant that Allegheny was interested in further exploring a transaction pursuant to which shares of common stock of Allegheny ("Allegheny Common Stock") would be exchanged for shares of Lukens capital stock in a merger transaction. Mr. Simmons also informed Mr. Van Sant that Allegheny expected to conduct an extensive due diligence review of Lukens.

  On June 30, 1997, Lukens and Bethlehem exchanged confidentiality agreements (the "Bethlehem Confidentiality Agreements") containing, among other things, customary provisions regarding treatment of confidential information furnished by each to the other and a provision prohibiting, for a period of one year after the date of execution of the agreements, each company from acquiring the securities of the other in a transaction not approved by the other's board of directors.

  In mid-July 1997, following further discussions among representatives of Lukens and Allegheny, together with their respective financial advisors, Allegheny informed Lukens that it was not prepared to proceed on the terms previously discussed. As a result, contacts between Lukens and Allegheny terminated in July 1997.

  During July and August 1997, management of Lukens periodically met with management of Bethlehem to discuss the possibility of a strategic combination between Lukens and Bethlehem. During September and October 1997, representatives of Lukens and Bethlehem, together with their respective financial advisors, met on several occasions to conduct due diligence investigations and to continue their discussions regarding a possible transaction.

  In November 1997, Mr. Simmons of Allegheny called Mr. Van Sant and expressed an interest in reopening discussions regarding a possible acquisition of Lukens by Allegheny, and due diligence meetings among representatives of Lukens and Allegheny were held. During that same time period, additional discussions continued among representatives of Lukens and Bethlehem regarding, among other things, Lukens' prospective operating performance. Representatives of Lukens and Allegheny, and separately, Lukens and Bethlehem, continued their respective discussions and due diligence investigations during late November and early December 1997. Throughout the discussions with Bethlehem and Allegheny, Mr. Van Sant regularly advised the Lukens Board of the nature and status of such discussions.

  On December 7, 1997, Mr. Simmons informed Mr. Van Sant that Allegheny was prepared to pay consideration having a total value, as of that date, of $23.50 per share of Lukens Common Stock, comprised of $11.75 in cash and a fixed fraction of a share of Allegheny Common Stock, which fraction then had a market value of $11.75. During that discussion, Mr. Simmons indicated that Allegheny would not agree to any mechanisms, such as a variable exchange ratio with limitations (i.e., "caps" or "collars"), designed to guarantee a minimum value to the stockholders of Lukens.

  During the week of December 8, 1997, management of Lukens concluded that it would be advisable to accelerate its discussions with both Bethlehem and Allegheny. On December 12, 1997, representatives of CSFB, Lukens' financial advisor, and representatives of Allegheny's financial advisor continued discussions regarding a possible transaction. At that time, representatives of Allegheny's financial advisor informed representatives of CSFB that Allegheny was prepared to pay consideration having a total value, as of that time, of $23.20 per share of Lukens Common Stock, comprised of $11.75 in cash and a fixed fraction of a share of Allegheny Common Stock, which fraction then had a market value of $11.45. During that discussion, representatives of Allegheny's financial advisor repeated that Allegheny would not agree to any mechanisms designed to guarantee a minimum value to the stockholders of Lukens.

  In addition, representatives of Lukens and Bethlehem met on December 12, 1997 to discuss a draft merger agreement that Bethlehem had submitted to Lukens. On December 13, 1997, a meeting also took place among representatives of Lukens and Allegheny to discuss certain aspects of the respective operations and prospects of Lukens and Allegheny.

  During the latter part of December 13, 1997, representatives of Bethlehem informed representatives of Lukens that Bethlehem was prepared to acquire Lukens for consideration, comprised of cash and shares of Bethlehem Common Stock, having a total value of $23.00 per share of Lukens Common Stock. Moreover, Bethlehem proposed that each holder of Lukens Common Stock would have the right to elect to receive the merger consideration in cash, subject to possible proration to ensure that no more than 50% of the aggregate merger consideration would be cash.

  Early on December 14, 1997, representatives of Bethlehem, after being informed that management of Lukens could not recommend Bethlehem's $23.00 per share offer to the Lukens Board, increased its offer to $25.00 per share of Lukens Common Stock with each holder of Lukens Common Stock having the right to elect to receive the merger consideration in cash, subject to possible proration to ensure that no more than 62% of the aggregate merger consideration would be cash.

  During the evening of December 14, 1997, all members of the Lukens Board met by telephone conference and heard presentations from management of Lukens and its advisors, including representatives of CSFB, regarding (i) Allegheny's offer and the terms of its proposed merger agreement and (ii) Bethlehem's offer and the terms of its proposed merger agreement. CSFB delivered its oral opinion (subsequently confirmed in writing) to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the merger consideration of $25.00 per share of Lukens Common Stock to be paid pursuant to Bethlehem's revised offer was fair to the holders of Lukens Common Stock from a financial point of view. See "--Opinion of Financial Advisor to Lukens." Following further presentations by management of Lukens and its advisors, and after discussion, the Lukens Board voted to accept the Bethlehem offer, to approve and adopt the merger agreement submitted to Lukens, with such changes as approved by the appropriate officers of Lukens, to submit such merger agreement for adoption by the stockholders of Lukens and to recommend that the stockholders of Lukens vote for the proposal to adopt such merger agreement.

  On December 15, 1997, Lukens and Bethlehem entered into the agreement and plan of merger dated as of that date, which Merger Sub subsequently joined as a party.

  On December 22, 1997, Allegheny sent a letter to the Lukens Board and issued a press release to the effect that Allegheny was prepared (i) to pay $28.00 in cash per share of Lukens Common Stock and (ii) to enter into a merger agreement with Lukens on terms and conditions substantially identical to those in the merger agreement with Bethlehem, as entered into on December 15, 1997 (the "Allegheny Takeover Proposal"). Lukens notified Bethlehem of the Allegheny Takeover Proposal in accordance with the merger agreement with Bethlehem, as entered into on December 15, 1997; and each of Lukens and Bethlehem issued press releases. During the afternoon of December 22, 1997, the Lukens Board met by telephone conference and heard presentations from management of Lukens and its advisors regarding the Allegheny Takeover Proposal.

  In accordance with the procedures set forth in the merger agreement with Bethlehem, as entered into on December 15, 1997, limited contacts between representatives of Lukens and Allegheny regarding the Allegheny Takeover Proposal took place between December 22, 1997 and December 30, 1997.

  On December 30, 1997, the Lukens Board met by telephone conference to consider the Allegheny Takeover Proposal. At that meeting, the Lukens Board heard presentations by management of Lukens and its advisors. After discussion, the Lukens Board unanimously voted (i) that the Allegheny $28.00 per share, all-cash offer was a "superior proposal," as defined in the merger agreement with Bethlehem, as entered into on December 15, 1997, as compared to the Bethlehem $25.00 per share cash and stock offer, (ii) to furnish information to Allegheny pursuant to the Allegheny Confidentiality Agreement,
(iii) to participate in negotiations with Allegheny regarding the Allegheny Takeover Proposal and (iv) to provide Bethlehem with notice of its determination that the Allegheny Takeover Proposal constituted a "superior proposal" under the merger agreement with Bethlehem, as entered into on December 15, 1997.

  Numerous discussions took place from December 30, 1997 through January 3, 1998 between and among the respective representatives and advisors of Lukens and Bethlehem, including discussions with respect to the possible amendment of the merger agreement with Bethlehem, as entered into on December 15, 1997. During these discussions, representatives of Bethlehem indicated its interest in presenting an offer with a value higher than that of the Allegheny Takeover Proposal, subject to Lukens' willingness to amend the merger agreement, as entered into on December 15, 1997, to increase the termination fee. Representatives of Lukens indicated that it would not agree to an increase in the termination fee.

  On January 4, 1998, Lukens received a proposed amendment (the "Amendment") to the merger agreement with Bethlehem, as entered into on December 15, 1997, from representatives of Bethlehem, pursuant to which Bethlehem offered to increase the merger consideration to $30.00 per share of Lukens Common Stock in cash and shares of Bethlehem Common Stock. Pursuant to the Amendment, each holder of Lukens Common Stock would have the right to elect to receive the merger consideration in cash, subject to possible proration to ensure that no more than 68% of the aggregate merger consideration would be cash. The Amendment did not increase the termination fee.

  During the evening of January 4, 1998, the Lukens Board met by telephone conference and heard presentations by management of Lukens and its advisors, including representatives of CSFB, regarding, among other things, the ability of Bethlehem to finance the Merger and the value of Bethlehem Common Stock. CSFB delivered its oral opinion to the Lukens Board (subsequently confirmed by delivery of a written opinion dated January 4, 1998) to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Common Merger Consideration was fair to the holders of Lukens Common Stock from a financial point of view. See "--Opinion of Financial Advisor to Lukens." After discussion, the Lukens Board voted (i) to approve and adopt the Amendment, (ii) to submit the Merger Agreement for adoption by the stockholders of Lukens and (iii) to recommend that the stockholders of Lukens vote for the proposal to adopt the Merger Agreement. Members of the Lukens Board present at its January 4, 1998 meeting were Mr. R. W. Van Sant, Chairman, Ms. Sandra L. Helton, and Messrs. Michael O. Alexander, T. Kevin Dunnigan, William H. Nelson, III, David B. Price, Jr., Joab L. Thomas and W. Paul Tippett. Messrs. Rod Dammeyer and Ronald M. Gross were unable to attend that meeting.

  On January 4, 1998, Lukens, Bethlehem and Merger Sub entered into the
Amendment.

RECOMMENDATION OF THE LUKENS BOARD AND REASONS FOR THE MERGER

  THE LUKENS BOARD HAS DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, LUKENS AND ITS STOCKHOLDERS AND RECOMMENDS THAT THE STOCKHOLDERS OF LUKENS VOTE FOR THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AT THE SPECIAL MEETING.

  The conclusions reached by the Lukens Board and its recommendation that the Merger Agreement be adopted by the stockholders of Lukens were based on its consideration of a variety of positive and negative factors relating both to the advisability of a sale of Lukens and to the terms of the Merger Agreement. The material factors considered by the Lukens Board are as follows:

  . The Common Merger Consideration represents a substantial premium over the market price for shares of Lukens Common Stock on the date immediately prior to the announcement of the merger agreement with Bethlehem, as entered into on December 15, 1997;

  . The Lukens Board's knowledge of the business, operations, properties, assets, competitive positions, financial condition, operating results, managements, strategic objectives and prospects of Lukens and Bethlehem and of the industry in which they operate;

  . Increases in global capacity in plate steel and the resulting highly competitive environment;

  . The enhanced financial strength of the combination of Lukens and Bethlehem will enable future capital expenditures necessary to compete in the global marketplace;

  . Possible alternatives to the Merger, including the Allegheny Takeover
   Proposal and continuing to operate Lukens as an independent public company, as well as the impact, short-term and long-term, of such alternatives on the value of Lukens Common Stock;

  . The cost savings and other potential synergies in the steel operations of the two companies (anticipated by the management of Lukens to be approximately $37 million annually in each of fiscal years 1998 and 1999), which will potentially allow effective integration of the two companies and efficiencies which may positively impact Bethlehem's performance after the Merger, thereby benefitting the stockholders of Lukens through increases in the value of shares of Bethlehem Common Stock;

  . The ability of the stockholders of Lukens to participate in the enhanced prospects of the combined company through ownership of Bethlehem Common Stock;

  . The opinion of CSFB delivered to the Lukens Board to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Common Merger Consideration was fair to the holders of Lukens Common Stock from a financial point of view (see "--Opinion of Financial Advisor to Lukens");

  . The terms of the Merger Agreement which, among other things, provide: (i) holders of Lukens Common Stock with the right to elect, subject to possible proration, to receive the Common Merger Consideration in cash, and that the stockholders of Lukens would also have the right to continue to have an equity interest in Bethlehem (although the Lukens Board considered the risk that the market value of the Bethlehem Common Stock might decline after the Merger); (ii) the Lukens Board with the flexibility to consider and accept a Takeover Proposal which constitutes a "superior proposal"; and (iii) Lukens with the ability to terminate the Merger Agreement in the event that the Average Market Price is below $6.95;

  . The Lukens Board evaluated the taxable nature of the transaction and concluded that the transaction was attractive to the stockholders of Lukens even though it was anticipated that they would be taxed on any gain that may be recognized with respect to the Merger Consideration received;

  . The likelihood that the FTC or the Antitrust Division might raise objections to the Merger on antitrust grounds; and

  . The ability of Bethlehem to finance the aggregate Cash Consideration.

  The Lukens Board concluded that these factors, considered as a whole, supported a decision to approve and adopt the Merger Agreement and the Merger, recommend submission of the Merger Agreement for adoption by the stockholders of Lukens and recommend that the stockholders of Lukens vote "for" the proposal to adopt the Merger Agreement. The foregoing discussion of the information and factors considered and given weight by the Lukens Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Merger, the Lukens Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Lukens Board may have given different weight to the different factors.

  In considering the approval, adoption and recommendation by the Lukens Board of the Merger Agreement and the Merger, stockholders of Lukens should consider that certain directors of Lukens may have conflicts of interest. See "-- Interests of Certain Persons in the Merger."

CERTAIN INFORMATION

  Lukens provided CSFB and Bethlehem during the fourth quarter of 1997, in connection with their due diligence review of Lukens, with a business plan for the future financial performance of Lukens prepared by the management of Lukens based on a 52-53 week fiscal year ending on the last Saturday of December in each calendar year. This business plan reflected earnings per share ("EPS") of $1.56 primary ($1.52 fully diluted) for 1998, $2.76 primary ($2.63 fully diluted) for 1999 and $3.34 primary ($3.17 fully diluted) for 2000. This business plan did not include Merger costs and was not examined or compiled by Lukens' independent accountants or prepared in accordance with the standards for prospective financial information established by the American Institute of Certified Public Accountants. The estimates contained in such business plan depend upon future financial performance and numerous other assumptions with respect to industry performance, general business and economic conditions, access to markets and distribution channels and other matters, all of which are inherently subject to significant uncertainties and contingencies and many of which are beyond the control of Lukens and Bethlehem. See "RISK FACTORS." Differences between actual results and such business plan may occur and such differences may be material. Lukens and Bethlehem disclaim any duty to update such business plan and make no representations as to whether such business plan will be achieved. See "CAUTIONARY STATEMENT."

OPINION OF FINANCIAL ADVISOR TO LUKENS

  CSFB has acted as financial advisor to Lukens in connection with the Merger. CSFB was selected by Lukens based on CSFB's experience, expertise and familiarity with Lukens and its business. CSFB is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

  In connection with CSFB's engagement, Lukens requested that CSFB evaluate the fairness of the Common Merger Consideration to holders of Lukens Common Stock from a financial point of view. On January 4, 1998, CSFB rendered to the Lukens Board an oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated January 4, 1998) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the Common Merger Consideration was fair to the holders of Lukens Common Stock from a financial point view. CSFB's opinion does not address the fairness of the Preferred Merger Consideration from a financial point of view to the holders of Lukens Preferred Stock. Such Preferred Merger Consideration has been determined pursuant to the provisions of the certificate of designations with respect to the Lukens Preferred Stock.

  The full text of CSFB's written opinion to the Lukens Board dated January 4, 1998, which sets forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex II to this Proxy Statement/Prospectus and is incorporated herein by reference. CSFB has consented to the inclusion of its opinion letter to the Lukens Board as Annex II to this Proxy Statement/Prospectus. In giving such consent, CSFB does not admit that it comes within the category of persons whose consent is required under Section 7 of the Securities Act, or the rules and regulations of the SEC thereunder, nor does it thereby admit that it is an expert with respect to any part of the Registration Statement of which this Proxy Statement/Prospectus is a part within the meaning of the term "experts" as used in the Securities Act, or the rules and regulations of the SEC thereunder. HOLDERS OF LUKENS COMMON STOCK ARE URGED TO READ CSFB'S OPINION CAREFULLY IN ITS ENTIRETY. CSFB'S OPINION IS DIRECTED TO THE LUKENS BOARD AND RELATES ONLY TO THE FAIRNESS OF THE COMMON MERGER CONSIDERATION FROM A FINANCIAL POINT OF VIEW, DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER OR ANY RELATED TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE SPECIAL MEETING. The summary of the opinion of CSFB set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.

  In arriving at its opinion, CSFB reviewed the Merger Agreement and certain publicly available business and financial information relating to Lukens and Bethlehem. CSFB also reviewed certain other information relating to Lukens and Bethlehem, including financial forecasts provided to or otherwise discussed with CSFB by Lukens and Bethlehem, and met with the managements of Lukens and Bethlehem to discuss the businesses and prospects of Lukens and Bethlehem. CSFB also considered certain financial and stock market data of Lukens and Bethlehem and compared those data with similar data for other publicly held companies in businesses similar to those of Lukens and Bethlehem and considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions recently completed. CSFB also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which CSFB deemed relevant.

  In connection with its review, CSFB did not assume any responsibility for independent verification of any of the information provided to or otherwise reviewed by CSFB and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts, CSFB was informed by Lukens, and CSFB assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Lukens and Bethlehem and the cost savings and other potential synergies (including the amount, timing and achievability thereof) anticipated to result from the Merger. In addition, CSFB did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Lukens or Bethlehem, nor was CSFB furnished with any such evaluations or appraisals. CSFB's opinion was necessarily based upon information available to CSFB, and financial, economic, market and other conditions as they existed and could be evaluated, on the date of its opinion. CSFB did not express any opinion as to the actual value of the Bethlehem Common Stock when issued pursuant to the Merger or the prices at which the Bethlehem Common Stock will trade subsequent to the Merger. Although CSFB evaluated the Common Merger Consideration from a financial point of view, CSFB was not requested to, and did not, recommend the specific consideration payable in the Merger, which consideration was determined through negotiation between Lukens and Bethlehem. No other limitations were imposed by Lukens on CSFB with respect to the investigations made or procedures followed by CSFB in rendering its opinion.

  In preparing its opinion to the Lukens Board, CSFB performed a variety of financial and comparative analyses, including those described below. The summary of CSFB's analyses set forth below describes the material analyses performed by CSFB but does not purport to be an exhaustive description of the analyses underlying CSFB's opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. In arriving at its opinion, CSFB made qualitative judgments as to the significance and relevance of each analysis and factor considered by it. Accordingly, CSFB believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. In its analyses, CSFB made numerous assumptions with respect to Lukens, Bethlehem, industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Lukens and Bethlehem. No company, transaction or business used in such analyses as a comparison is identical to Lukens, Bethlehem or the Merger, nor is an evaluation of the results of such analyses entirely mathematical; rather, such analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. CSFB's opinion and financial analyses were not the only factors considered by the Lukens Board in its evaluation of the Merger and should not be viewed as determinative of the views of the Lukens Board or management of Lukens with respect to the Common Merger Consideration or the Merger.

  The following is a summary of the material financial analyses performed by CSFB in connection with its opinion dated January 4, 1998:

  Selected Companies Analysis. CSFB compared certain financial and operating information with respect to Lukens' three business segments--carbon and alloy, stainless steel and steel distribution--to corresponding data of the following selected publicly traded companies in the carbon and alloy, stainless steel and steel distribution industries: (i) Carbon and Alloy Companies: Bethlehem, USX Corporation (U.S. Steel Group) and Oregon Steel Mills, Inc. (the "Carbon and Alloy Companies"); (ii) Stainless Steel Companies: Allegheny, Armco Inc. and J&L Specialty Steel, Inc. (the "Stainless Steel Companies"); and (iii) Steel Distribution Companies: A.M. Castle & Co., Huntco Inc., Olympic Steel, Inc., Reliance Steel & Aluminum Co., Ryerson Tull, Inc. and Steel Technologies Inc. (the "Steel Distribution Companies" and, together with the Carbon and Alloy Companies and the Stainless Steel Companies, the "Lukens Selected Companies"). The Lukens Selected Companies were determined based on a combination of factors such as size, relative operating performance, geographic markets served and/or types of business conducted generally. CSFB compared, among other things, adjusted market values (equity market value, plus total debt, preferred stock and minority interests, less cash and cash equivalents) as multiples of (i) estimated calendar 1998 sales, earnings before interest, taxes, depreciation and amortization ("EBITDA") and earnings before interest and taxes ("EBIT") in the case of the Carbon and Alloy Companies and the Steel Distribution Companies and (ii) estimated calendar 1999 sales, EBITDA and EBIT in the case of the Stainless Steel Companies (estimated calendar 1999 financial data of Lukens was analyzed relative to the estimated calendar 1999 financial data of the Stainless Steel Companies in order to reflect improved market conditions in the stainless steel sector and the full benefits of Lukens' recently completed modernization program). Estimated financial data for the Lukens Selected Companies were based on research analyst estimates and estimated financial data for Lukens were based on internal estimates of the management of Lukens. Applying a range of selected multiples of estimated calendar 1998 sales, EBITDA and EBIT of the Carbon and Alloy Companies and the Steel Distribution Companies of 0.5x to 0.6x, 3.5x to 4.5x and 6.5x to 7.5x, respectively (in the case of the Carbon and Alloy Companies), and 0.4x to 0.5x, 6.5x to 7.5x and 8.0x to 9.0x, respectively (in the case of the Steel Distribution Companies) to the estimated calendar 1998 sales, EBITDA and EBIT of Lukens, and estimated calendar 1999 sales, EBITDA and EBIT of the Stainless Steel Companies of 0.5x to 0.7x, 4.0x to 4.5x and 5.5x to 6.5x, respectively, to the estimated calendar 1999 sales, EBITDA and EBIT of Lukens, resulted in an enterprise reference range (unadjusted for capitalized corporate overhead) for Lukens of approximately $585 million to $700 million.

  CSFB also compared certain financial and operating information of Bethlehem to corresponding data of the following selected publicly traded companies in the steel industry: AK Steel Holding Corporation, Inland Steel Company, The LTV Corporation, National Steel Corporation, Rouge Industries, Inc., USX Corporation (U.S. Steel Group) and WHX Corporation (collectively, the "Bethlehem Selected Companies"). The Bethlehem Selected Companies were determined based on a combination of factors such as size, relative operating performance, geographic markets served and/or types of business conducted generally. CSFB compared adjusted market values as multiples of estimated calendar 1998 sales, EBITDA and EBIT. Estimated financial data for Bethlehem and the Bethlehem Selected Companies were based on research analyst estimates. Applying a range of selected multiples for the Bethlehem Selected Companies of estimated calendar 1998 sales, EBITDA and EBIT of 0.3x to 0.5x, 3.0x to 4.0x and 5.5x to 6.5x, respectively, to corresponding financial data of Bethlehem resulted in an enterprise reference range for Bethlehem of approximately $1.4 billion to $1.9 billion.

  Selected Transactions Analysis. CSFB analyzed, among other things, the implied transaction multiples paid in the following selected merger and acquisition transactions involving companies in the carbon and alloy, stainless steel and steel distribution industries (acquiror/target): (i) Transactions in the carbon and alloy industry: Texas Industries Inc./Chaparral Steel Company, Birmingham Steel Corporation/American Steel & Wire Company, Kyoei Co. Ltd/FLS Holding Inc. and Kohlberg & Co. L.P./Northwestern Steel & Wire Company (the "Carbon and Alloy Transactions"); (ii) Transactions in the stainless steel industry: British Steel plc/Avesta Sheffield AB, Allegheny Ludlum Corp./Teledyne, Inc., Allegheny Ludlum Corp./Athlone Industries, Inc., Lukens/Washington Steel Corp., Armco, Inc./Cyclops Industries, Inc., Ugine S.A./Jones & Laughlin Steel Corp. and Mercury Stainless Corp./Washington Steel Corp. (the "Stainless Steel Transactions"); and (iii) Transactions in the steel distribution industry: Ryerson Tull, Inc./Thypin Steel Co., Inc., Reliance Steel & Aluminum Co./Siskin Steel & Supply Company, Inc., Gibraltar Steel Corporation/Wm. R. Hubbel Steel Company, Rolled Alloys, Inc./Atek Metals Center, Inc., Rio Algom Limited/Alcan Aluminum Limited (Metal Goods) and Investor Group/Earle M. Jorgensen Company (the "Steel Distribution Transactions" and, together with the Carbon and Alloy Transactions and the Stainless Steel Transactions, the "Lukens Selected Transactions"). The Lukens Selected Transactions were determined based primarily on the types of business conducted by the companies involved in such transactions. CSFB compared transaction values in the Selected Transactions as multiples of latest 12 months sales, EBITDA and EBIT. All multiples were based on historical financial information available at the time of announcement of the transaction. Applying a range of selected multiples of latest 12 months sales, EBITDA and EBIT of the Carbon and Alloy Transactions and the Steel Distribution Transactions of 0.6x to 0.7x, 5.5x to 6.5x and 8.0x to 9.0x, respectively (in the case of the Carbon and Alloy Transactions), and 0.5x to 0.6x, 8.5x to 10.0x and 10.0x to 12.0x, respectively (in the case of the Steel Distribution Transactions), to the estimated calendar 1997 sales, EBITDA and EBIT of Lukens, and latest 12 months sales, EBITDA and EBIT of the Stainless Steel Transactions of 0.7x to 0.9x, 8.0x to 9.0x and 11.5x to 12.5x, respectively, to the estimated calendar 1998 sales, EBITDA and EBIT of Lukens (estimated calendar 1998 financial data of Lukens was analyzed relative to the Stainless Steel Transactions in order to reflect normalized operating results of Lukens), resulted in an enterprise reference range (unadjusted for capitalized corporate overhead) for Lukens of approximately $625 million to $725 million.

  CSFB also analyzed the implied transaction multiples paid in the following selected merger and acquisition transactions in the steel industry (acquiror/target): Texas Industries, Inc./Chaparral Steel Company, Birmingham Steel Corporation/American Steel & Wire Company, Kyoei Co. Ltd/FLS Holding Inc. and Kohlberg & Co. L.P./Northwestern Steel & Wire Company (collectively, the "Bethlehem Selected Transactions"). The Bethlehem Selected Transactions were determined based primarily on the types of business conducted by the companies involved in such transactions. CSFB compared transaction values in the Bethlehem Selected Transactions as multiples of latest 12 months sales, EBITDA and EBIT. All multiples were based on historical financial information available at the time of announcement of the transaction. Applying a range of selected multiples of latest 12 months sales, EBITDA and EBIT of the Bethlehem Selected Transactions of 0.4x to 0.5x, 4.0x to 5.0x and 7.0x to 8.0x, respectively, to the estimated calendar 1997 sales, EBITDA and EBIT of Bethlehem resulted in an enterprise reference range for Bethlehem of approximately $1.75 billion to $2.2 billion.

  Discounted Cash Flow Analysis. CSFB estimated the present value of the future streams of after-tax cash flows that could be produced through fiscal year 2007 by each of Lukens' three business segments, based on (i) internal estimates of the management of Lukens for the years 1998 through 2000, inclusive, and growth rates assumed by CSFB (based on discussions with management of Lukens) for subsequent years ("Case I") and (ii) certain adjustments to Case I estimates based on discussions with the management of Lukens which assumed, among other things, lower price levels in Lukens' carbon and alloy and stainless steel segments and slower growth in certain business segments ("Case II"). Ranges of estimated terminal values were calculated using terminal multiples of EBITDA. The free cash flow streams and estimated terminal values were then discounted to present value using terminal EBITDA multiples of 4.0x to 7.0x and discount rates of 9% to 11% depending upon the business segment analyzed. This analysis indicated an enterprise reference range (unadjusted for capitalized corporate overhead) for Lukens of approximately $770 million to $860 million (Case I) and $705 million to $785 million (Case II).

  Aggregate Reference Ranges. On the basis of the valuation methodologies employed in the analyses described above for each of Bethlehem and Lukens, CSFB derived (i) an aggregate enterprise reference range for Bethlehem of approximately $1.6 billion to $2.0 billion and (ii) an aggregate enterprise reference range (unadjusted for capitalized corporate overhead) and an equity reference range (adjusted for a range of capitalized corporate overhead, net debt and a range of option proceeds) for Lukens of approximately $695 million to $810 million and $330 million to $465 million, respectively, or approximately $19.77 to $27.18 per share (as compared to the equity value for Lukens implied by the Common Merger Consideration of $30.00 per share, based on a closing price of Bethlehem Common Stock on January 2, 1998).

  Pro Forma Merger Analysis. CSFB analyzed the potential pro forma effect of the Merger on Bethlehem's projected EPS for fiscal years 1998 and 1999 based on research analyst estimates and after giving effect to certain cost savings and other potential synergies anticipated by the management of Lukens to result from the Merger. This analysis indicated that the Merger could be dilutive to Bethlehem's EPS in fiscal year 1998 and accretive to Bethlehem's EPS in fiscal year 1999, assuming approximately $37 million of annual cost savings and other potential synergies anticipated by the management of Lukens to result from the Merger in each such fiscal year are achieved. The actual results achieved by the combined company may vary from projected results and the variations may be material. See "CAUTIONARY STATEMENT."

  Certain Other Factors and Comparative Analysis. In rendering its opinion, CSFB considered certain other factors and other comparative analyses, including, among other things, (i) a review of indications of interest received by third parties other than Bethlehem, (ii) the historical stock price performance of Lukens and Bethlehem relative to the Lukens Selected Companies and the Bethlehem Selected Companies and movements in the S&P Iron & Steel Composite Index and (iii) the pro forma capitalization of the combined company.

  Miscellaneous. Pursuant to the terms of CSFB's engagement, Lukens has agreed to pay CSFB for its services in connection with the Merger an aggregate financial advisory fee equal to 0.7% of the aggregate consideration (including liabilities assumed) payable in the Merger. The aggregate financial advisory fee payable to CSFB is estimated to be approximately $5.3 million. Lukens also has agreed to indemnify CSFB and certain related persons and entities against certain liabilities, including liabilities under the federal securities laws, arising out of CSFB's engagement, and to reimburse CSFB for reasonable out-of-pocket expenses, including the fees and expenses of its legal counsel, incurred by CSFB in connection with its engagement. CSFB has during the past several years provided investment banking services to Lukens unrelated to the Merger, for which services CSFB has received compensation. In the ordinary course of its business, CSFB and its affiliates may actively trade the debt and equity securities of both Lukens and Bethlehem for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

THE CLOSING; EFFECTIVE TIME

  Under the Merger Agreement, the closing of the Merger (the "Closing") will occur not later than the second business day after the satisfaction or waiver of the conditions to closing. See "OTHER TERMS OF THE MERGER AGREEMENT-- Conditions to the Consummation of the Merger." The Merger Agreement provides that Bethlehem and Lukens will cause a Certificate of Merger to be filed as soon as practicable on or after the date of the Closing (the "Closing Date"). The Merger will become effective at such time as a Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as Bethlehem and Lukens may agree and as is specified in the Certificate of Merger.

MERGER CONSIDERATION

  At the Effective Time, each outstanding share of Lukens Common Stock (other than shares held by Lukens and other than Dissenting Shares, as defined below) will be converted into the right to receive cash, shares of Bethlehem Common Stock or a combination of both cash and Bethlehem Common Stock. Each holder of Lukens Common Stock will have the opportunity to make a Cash Election with respect to each share of Lukens Common Stock held by such stockholder (subject to possible proration). Each share of Lukens Common Stock for which a Cash Election is not made will be converted in the Merger into the right to receive, subject to possible proration, the Stock Consideration. The allocation of cash and/or shares of Bethlehem Common Stock that a holder of Lukens Common Stock will receive will depend on (i) whether the stockholder makes a Cash Election and (ii) the results of the proration procedures that will apply if the Requested Stock Amount exceeds the Stock Cap or if the Requested Cash Amount exceeds the Cash Cap.

  Each share of Lukens Common Stock for which an effective Cash Election is made will be converted into the right to receive, subject to possible proration, cash from Bethlehem in an amount equal to $30. Each share of Lukens Common Stock for which an effective Cash Election is not made, or for which a Cash Election has been properly revoked, will be converted into the right to receive, subject to possible proration, the number of shares of Bethlehem Common Stock equal to the Conversion Number.

  By way of example only, if the Effective Time had occurred on April 24, 1998 (the date of this Proxy Statement/Prospectus), the Conversion Number would be equal to $30 divided by $15.258, the Average Market Price for an assumed period ending on April 20, 1998, the trading day immediately preceding the third full trading day prior to April 24, 1998, but not greater than 4.317 or less than 2.878. Accordingly, if the Effective Time had occurred on April 24, 1998, Lukens stockholders would receive 2.878 shares of Bethlehem Common Stock, subject to possible proration, for each share of Lukens Common Stock for which a Cash Election had not been made. Lukens stockholders who wish to receive further examples based on Bethlehem Common Stock prices as of a more recent date may call 1-888-217-3012. BECAUSE OF MARKET FLUCTUATIONS AND OTHER FACTORS, THE BETHLEHEM COMMON STOCK PRICES USED IN CALCULATING THE ACTUAL CONVERSION NUMBER MAY VARY FROM THE EARLIER PRICES USED IN THE EXAMPLE SET FORTH ABOVE OR ANY SUCH SUBSEQUENT EXAMPLE. ACCORDINGLY, THE ACTUAL CONVERSION NUMBER MAY DIFFER FROM THE CONVERSION NUMBER CONTAINED IN ANY SUCH EXAMPLE.

  Holders of Lukens Preferred Stock will not have the opportunity to make a Cash Election. Subject to the exercise of appraisal rights, each issued and outstanding share of Lukens Preferred Stock will be converted into the right to receive the consideration that a holder of the number of shares of Lukens Common Stock into which such share of Lukens Preferred Stock could have been converted immediately prior to the Effective Time would have the right to receive in connection with the Merger if such holder did not make a Cash Election with respect to such shares.

  Cash Proration. In the event that the Requested Cash Amount exceeds the Cash Cap, each share of Lukens Common Stock for which a Cash Election is made will be converted into the right to receive a prorated amount of cash and Bethlehem Common Stock. The Cash Cap, the maximum aggregate amount of cash to be paid to holders of Lukens Common Stock and Lukens Preferred Stock in the Merger, will be equal to the product of (x) the Cash Election Price, (y) the number of Outstanding Shares and (z) .68. The number .68 in clause (z) of the preceding sentence is subject to adjustment to ensure that the aggregate number of shares of Bethlehem Common Stock issuable (i) in connection with the Merger and (ii) upon conversion or exercise of all securities of Lukens outstanding immediately prior to the Effective Time (other than shares of Lukens Common Stock and Lukens Preferred Stock), including upon the exercise of Employee Stock Options, does not exceed 19.9% of the number of outstanding shares of Bethlehem Common Stock immediately prior to the Effective Time. If the Requested Cash Amount exceeds the Cash Cap, then each Electing Share will be converted into the right to receive a combination of cash and shares of Bethlehem Common Stock. A Cash Proration Factor will be determined by dividing the Cash Cap by the Requested Cash Amount. Each Electing Share will be converted into the right to receive (x) a Prorated Cash Amount equal to the product of (A) the Cash Election Price and (B) the Cash Proration Factor and
(y) a number of shares of Bethlehem Common Stock equal to the product of (A) the excess of 1.0 over the Cash Proration Factor and (B) the Conversion Number.

  Stock Proration. In the event that the Requested Stock Amount exceeds the Stock Cap, each share of Lukens Common Stock for which an effective Cash Election is not made, or for which a Cash Election has been properly revoked, will be converted into the right to receive a prorated amount of Bethlehem Common Stock and cash. The Stock Cap, the maximum number of shares of Bethlehem Common Stock that may be issued in the Merger, will be equal to the product of (x) the Conversion Number, (y) the number of Outstanding Shares and
(z) .32. The number .32 in clause (z) of the preceding sentence is subject to adjustment to ensure that the aggregate number of shares of Bethlehem Common Stock issuable (i) in connection with the Merger and (ii) upon conversion or exercise of all securities of Lukens outstanding immediately prior to the Effective Time (other than shares of Lukens Common Stock and Lukens Preferred Stock), including upon the exercise of Employee Stock Options, does not exceed 19.9% of the number of outstanding shares of Bethlehem Common Stock immediately prior to the Effective Time. If the Requested Stock Amount exceeds the Stock Cap, a Stock Proration Event will have occurred and each Deemed Stock Electing Share will be converted into the right to receive a combination of cash and shares of Bethlehem Common Stock. A Stock Proration Factor will be determined by dividing the Stock Cap by the Requested Stock Amount. Each Deemed Stock Electing Share will be converted into the right to receive (x) a Prorated Stock Amount, which is a number of shares of Bethlehem Common Stock equal to the product of (A) the Conversion Number and (B) the Stock Proration Factor and (y) cash in an amount equal to the product of (A) the excess of 1.0 over the Stock Proration Factor and (B) the Cash Election Price.

  Examples. The following three examples illustrate how the Merger Consideration and proration provisions would operate under certain assumed circumstances. For purposes of these examples, it is assumed that there would be 16.4 million Outstanding Shares at the Effective Time:

  Example 1--$11 Bethlehem Common Stock Price; 100% Deemed Stock Election

   Conversion Number     =   2.878*
   Stock Cap             =   2.878 x 16.4 million x .32
                         =   15.10 million shares of Bethlehem Common Stock available
   Requested Stock
    Amount               =   16.4 x 2.878
                         =   47.20 million shares of Bethlehem Common Stock requested
   Stock Proration Fac-
    tor                  =   15.10 / 47.20
                         =   .32
   Prorated Stock
    Amount               =   .32 x 2.878
                         =   .92 of a share of Bethlehem Common Stock

   Result:  Each share of Lukens Common Stock will be converted into the right to receive (i) .92 of a share of Bethlehem Common Stock and (ii) (1--.32) x $30 = $20.40 in cash.
            Value of .92 of a share of Bethlehem Common Stock
            (at $11 per share) = $10.12
            Cash received    =  20.40
            Total value:$30.52

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* Minimum Conversion Number ("collar" operative)

  Example 2--$10 Bethlehem Common Stock Price; 50% Cash Election--50% Deemed Stock Election

   Conversion Number     =   3.000
   Cash Cap              =   $30 x 16.4 million x .68
                         =   $334.56 million
   Stock Cap             =   3.000 x 16.4 million x .32
                         =   15.74 million shares of Bethlehem Common Stock available
   Requested Cash
    Amount               =   $30 x 16.4 million x .5
                         =   $246 million**
   Requested Stock
    Amount               =   3.000 x 16.4 million x .5
                         =   24.6 million shares of Bethlehem Common Stock requested
   Stock Proration Fac-
    tor                  =   15.74 / 24.6
                         =   .64
   Prorated Stock
    Amount               =   .64 x 3.000
                         =   1.92 shares of Bethlehem Common Stock

   Result:  Each share of Lukens Common Stock for which a Cash Election is made will be converted into the right to receive $30 in cash.
            Each share of Lukens Common Stock for which a Deemed Stock Election is made will be converted into the right to receive (i) 1.92 shares of Bethlehem Common Stock and
            (ii) (1--.64) x $30 = $10.80 in cash
            Value of 1.92 shares of Bethlehem Common Stock
            (at $10 per share) = $19.20
            Cash received =  10.80
            Total Value: $30.00

--------
** Since the Requested Cash Amount is less than the Cash Cap, cash will not be prorated

  Example 3--$9.00 Bethlehem Common Stock Price; 100% Cash Election

   Conversion Number     =   3.333
   Cash Cap              =   $30 x 16.4 million x .68
                         =   $334.56 million
   Requested Cash
    Amount               =   $30 x 16.4 million
                         =   $492 million
   Cash Proration
    Factor               =   $334.56 million / $492 million
                         =   .68
   Prorated Cash Amount  =   .68 x $30
                         =   $20.40

   Result:  Each share of Lukens Common Stock will be converted into the right to receive
            (i) $20.40 in cash and (ii) (1-- .68) x 3.333 = 1.067 shares of Bethlehem Common Stock.
            Value of 1.067 shares of Bethlehem Common Stock
            (at $9.00 per share) = $ 9.60
            Cash received=  20.40
            Total Value: $30.00

  Dissenting Shares; Failure to Effect Appraisal Rights. Any issued and outstanding shares of Lukens Preferred Stock and, if a Stock Proration Event has occurred, any issued and outstanding shares of Lukens Common Stock, in either case held by a person (a "Dissenting Stockholder") who shall not have voted to adopt the Merger Agreement or consented thereto in writing and who shall have properly demanded appraisal for such shares in accordance with
Section 262 of the DGCL ("Dissenting Shares") shall not be converted into the right to receive cash or Bethlehem Common Stock pursuant to the Merger Agreement unless such holder fails to perfect or withdraws or otherwise loses his right to appraisal. If, after the Effective Time, such Dissenting Stockholder fails to perfect or withdraws or loses his right to appraisal, such Dissenting Stockholder's shares of Lukens Common Stock or Lukens Preferred Stock will no longer be considered Dissenting Shares and will be deemed to have been converted into and to have become exchangeable for, at the Effective Time, (x) in the case of Lukens Common Stock, the right to receive for each such share the consideration, without interest, that a holder of a share of Lukens Common Stock who had not demanded appraisal (a "Nondissenting Share") of Lukens Common Stock and who had made a Cash Election with respect to such Nondissenting Share would have received with respect to such Nondissenting Share (it being understood that no adjustment shall be made to the proration computation, if any, to give effect to the withdrawal of, or the failure to perfect, the demand for appraisal with respect to such Dissenting Shares) and (y) in the case of shares of Lukens Preferred Stock, the right to receive for each such share the consideration that a holder of the number of Nondissenting Shares of Lukens Common Stock into which such share of Lukens Preferred Stock could have been converted immediately prior to the Effective Time who had not made a Cash Election with respect to such Nondissenting Shares would have received, in each case subject to possible proration. See "--Appraisal Rights."

ELECTION PROCEDURE

  An Election Form is being mailed together with this Proxy Statement/Prospectus to each person who was a holder of Lukens Common Stock on the Record Date. Each such holder (and each record holder of Lukens Common Stock on or prior to the Election Date) will have the right to submit an Election Form specifying the number of shares of Lukens Common Stock that such person desires to have converted into Cash Consideration, subject to possible proration.

  ANY CASH ELECTION WILL HAVE BEEN PROPERLY MADE ONLY IF THE EXCHANGE AGENT HAS RECEIVED AT ITS DESIGNATED OFFICE (AS SET FORTH IN THE ELECTION FORM ENCLOSED HEREWITH), BY 5:00 P.M., NEW YORK CITY TIME, ON THE ELECTION DATE, MAY 27, 1998, THE BUSINESS DAY NEXT PRECEDING THE SPECIAL MEETING, AN ELECTION

FORM PROPERLY COMPLETED AND SIGNED AND ACCOMPANIED BY THE CERTIFICATES FOR THE SHARES OF LUKENS COMMON STOCK TO WHICH THE ELECTION FORM RELATES, PROPERLY ENDORSED OR OTHERWISE IN PROPER FORM FOR TRANSFER (OR ACCOMPANIED BY AN APPROPRIATE GUARANTEE OF DELIVERY OF THE CERTIFICATES AS SET FORTH IN THE ELECTION FORM FROM A FIRM WHICH IS A MEMBER OF A REGISTERED NATIONAL SECURITIES EXCHANGE OR OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC., OR A COMMERCIAL BANK OR TRUST COMPANY HAVING AN OFFICE OR CORRESPONDENT IN THE UNITED STATES, PROVIDED THE CERTIFICATES ARE IN FACT DELIVERED TO THE EXCHANGE AGENT WITHIN THREE NYSE TRADING DAYS AFTER THE DATE OF EXECUTION OF SUCH GUARANTEE OF DELIVERY).

  Any holder of Lukens Common Stock who has made a Cash Election by submitting an Election Form to the Exchange Agent may revoke such Cash Election by written notice received by the Exchange Agent prior to 5:00 p.m., New York City time, on May 27, 1998, the Election Date. In addition, all Election Forms will be automatically revoked if the Exchange Agent is notified in writing by Bethlehem and Lukens that the Merger has been abandoned. If an Election Form is revoked, the Certificate or Certificates (or guarantees of delivery, as appropriate) for the shares of Lukens Common Stock to which the Election Form relates will be promptly returned to the Lukens stockholder submitting the same to the Exchange Agent.

  The determination of the Exchange Agent as to whether or not Cash Elections have been properly made or revoked and when elections and revocations were received by it will be binding. If no Election Form is received with respect to shares of Lukens Common Stock, or if the Exchange Agent determines that any Cash Election was not properly made with respect to any shares of Lukens Common Stock, such shares will be converted in the Merger into the right to receive Stock Consideration, subject to possible proration. The Exchange Agent will also make all computations as to the proration contemplated by the Merger Agreement and any such computation will be conclusive and binding. The Exchange Agent may, with the mutual agreement of Bethlehem and Lukens, make such rules as are consistent with the Merger Agreement for the implementation of the elections contemplated by the Merger Agreement and as are necessary or desirable fully to effect such elections.

EXCHANGE PROCEDURES

  Deposit with the Exchange Agent. As of the Effective Time, Bethlehem will deposit with the Exchange Agent for the benefit of the holders of Lukens Common Stock and Lukens Preferred Stock, for exchange through the Exchange Agent, the cash and certificates representing the shares of Bethlehem Common Stock representing the Merger Consideration payable and issuable in exchange for outstanding shares of Lukens Common Stock and Lukens Preferred Stock.

  Exchange Procedures. As soon as practicable after the Effective Time, the Exchange Agent will mail to each holder of record of a Certificate or Certificates (i) a Letter of Transmittal and (ii) instructions for surrendering such Certificates in exchange for the Merger Consideration. Upon surrender of such Certificates for cancelation to the Exchange Agent or to such other agent or agents as may be appointed by Bethlehem, together with a duly executed Letter of Transmittal and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificates will be entitled to receive in exchange therefor a certificate representing that number of whole shares of Bethlehem Common Stock, cash or a combination thereof, that such holder has the right to receive pursuant to the Merger Agreement, and the surrendered Certificates will be canceled. No Letter of Transmittal will be required with respect to Certificates previously surrendered with an Election Form (unless such Election Form was duly and timely revoked).

  In the event of a transfer of ownership of Lukens Common Stock or Lukens Preferred Stock that is not registered in the transfer records of Lukens, a certificate representing the proper number of shares of Bethlehem Common Stock may be issued and cash may be paid to a person other than the person in whose name the surrendered Certificate is registered, if the Certificate is properly endorsed or otherwise in proper form for transfer and the person requesting such issuance pays any transfer or other taxes required by reason of the issuance of shares of Bethlehem Common Stock and the payment of cash to a person other than the registered holder of the Certificate or establishes to the satisfaction of Bethlehem that the tax has been paid or is not applicable.

  Until surrendered, each Certificate will be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holder thereof has the right to receive in respect of the Certificate pursuant to the Merger Agreement. No interest will be paid or will accrue on any cash payable to holders of Certificates pursuant to the Merger Agreement. Bethlehem will pay the charges and expenses of the Exchange Agent.

  No Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Bethlehem Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Bethlehem Common Stock issuable under the Merger Agreement, and no cash payment in lieu of fractional shares will be paid to any such holder. All such dividends, other distributions and cash in lieu of fractional shares of Bethlehem Common Stock will be paid by Bethlehem to the Exchange Agent to be held until the surrender of the Certificate in accordance with the Merger Agreement. Subject to applicable laws, following surrender of any such Certificate, there will be paid to the holder of the certificate representing whole shares of Bethlehem Common Stock issued in exchange therefor, without interest, (i) at the time of surrender, the amount of any cash payable in lieu of a fractional share of Bethlehem Common Stock to which the holder is entitled and the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of Bethlehem Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Bethlehem Common Stock.

  No Further Ownership Rights in Lukens Common Stock and Lukens Preferred Stock. All cash paid and shares of Bethlehem Common Stock issued upon the surrender of Certificates in accordance with the terms of the Merger Agreement will be deemed to have been paid and issued in full satisfaction of all rights pertaining to the shares of Lukens Common Stock and Lukens Preferred Stock previously represented by such Certificates, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by Lukens on such shares of Lukens Common Stock or Lukens Preferred Stock in accordance with the Merger Agreement or prior to the date of the Merger Agreement and which remain unpaid at the Effective Time. After the Effective Time, there will be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Lukens Common Stock and Lukens Preferred Stock. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they will be canceled and exchanged as provided in the Merger Agreement except as otherwise provided by law.

  No Fractional Shares. No certificates or scrip representing fractional shares of Bethlehem Common Stock will be issued upon the surrender for exchange of Certificates, no dividend or distribution of Bethlehem will relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Bethlehem.

  As promptly as practicable following the Effective Time, the Exchange Agent will determine the excess of (A) the number of whole shares of Bethlehem Common Stock delivered to the Exchange Agent by Bethlehem over (B) the aggregate number of whole shares of Bethlehem Common Stock to be distributed to holders of Lukens Common Stock and Lukens Preferred Stock (such excess, the "Excess Common Shares"). Following the Effective Time, the Exchange Agent will sell the Excess Common Shares at then-prevailing prices on the NYSE. Until the net proceeds of such sale have been distributed to the holders of Certificates, the Exchange Agent will hold such proceeds in trust for the holders of Certificates (the "Common Share Trust"). The Surviving Corporation will pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent incurred in connection with the sale of the Excess Common Shares. The Exchange Agent will determine the portion of the Common Share Trust to which each holder of Certificates is entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Common Share Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Certificates is entitled (after taking into account all shares of Lukens Common Stock and

Lukens Preferred Stock held at the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Certificates are entitled.

  The Surviving Corporation may elect at its option, in lieu of the issuance and sale of Excess Common Shares and the making of the payments described in the previous paragraph, to pay each holder of Certificates an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all shares of Lukens Common Stock and Lukens Preferred Stock held at the Effective Time by such holder) would otherwise be entitled by (B) the closing price for a share of Bethlehem Common Stock as reported on the NYSE Tape on the trading day immediately preceding the Closing Date.

  As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates with respect to any fractional share interests, the Exchange Agent will make available such amounts to such holders.

  Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any cash in lieu of fractional shares, and unpaid dividends and distributions on shares of Bethlehem Common Stock deliverable in respect thereof.

  Withholding Rights. Bethlehem or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable in connection with the Merger Agreement to any holder of Lukens Common Stock or Lukens Preferred Stock such amounts as Bethlehem or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Bethlehem or the Exchange Agent, such withheld amounts will be treated for all purposes of the Merger Agreement as having been paid to the holder of Lukens Common Stock or Lukens Preferred Stock in respect of which such deduction and withholding were made by Bethlehem or the Exchange Agent.

STOCK EXCHANGE LISTING

  It is a condition to each party's obligation to effect the Merger that the shares of Bethlehem Common Stock issuable to Lukens stockholders pursuant to the Merger Agreement will have been approved for listing on the NYSE and the CSE, subject to official notice of issuance.

DELISTING AND DEREGISTRATION OF LUKENS COMMON STOCK

  If the Merger is consummated, the shares of Lukens Common Stock will be delisted from the NYSE and will be deregistered under the Exchange Act.

EXPENSES

  The Merger Agreement provides that all fees and expenses incurred in connection with the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Merger is consummated. Bethlehem will pay any real estate transfer taxes attributable to the transfer of the beneficial ownership of the Lukens real property. If the Merger Agreement is terminated, under certain circumstances, Lukens would be required to pay a termination fee to Bethlehem. See "OTHER TERMS OF THE MERGER AGREEMENT--Termination Fee."

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

  In the opinions of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Lukens, and Cravath, Swaine & Moore, counsel to Bethlehem, subject to the qualifications set forth below and contained herein, the following describes the material U.S. Federal income tax consequences of the Merger to holders of Lukens Common Stock that exchange such stock for the Common Merger Consideration pursuant to the Merger. In general, the receipt of cash, shares of Bethlehem Common Stock, or a combination thereof in exchange for Lukens Common Stock pursuant to the Merger as Merger Consideration will be a taxable transaction for U.S. Federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code") and may also be a taxable transaction under applicable state, local or foreign laws. Generally, for U.S. Federal income tax purposes, a holder of Lukens Common Stock that exchanges his or her shares of Lukens Common Stock for cash, shares of Bethlehem Common Stock, or a combination thereof pursuant to the Merger will recognize gain or loss equal to the difference, if any, between (i) the sum of the amount of cash, if any, and the fair market value of the shares of Bethlehem Common Stock, if any, received by the stockholder and (ii) such stockholder's tax basis in the shares of Lukens Common Stock exchanged therefor. Gain or loss should be calculated separately for each block of shares exchanged in the Merger.

  If shares of Lukens Common Stock are held by a stockholder as capital assets, gain or loss recognized by the stockholder will be capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if the stockholder held the shares of Lukens Common Stock for more than one year, and in the case of a noncorporate stockholder that held his or her shares of Lukens Common Stock exchanged pursuant to the Merger for more than eighteen months may be subject to a preferential U.S. Federal income 20% tax rate.

  Generally, the U.S. Federal income tax basis of shares of Bethlehem Common Stock, if any, received by a holder of Lukens Common Stock in exchange for Lukens Common Stock pursuant to the Merger will equal the fair market value of the shares of Bethlehem Common Stock at the time of the exchange. The holding period of the shares of Bethlehem Common Stock received by a holder of Lukens Common Stock in exchange for Lukens Common Stock pursuant to the Merger will commence on the day after the Effective Time.

  Bethlehem has indicated that, following the Merger, it intends to effect the Bethlehem Merger pursuant to which the Surviving Corporation will be merged with and into Bethlehem. Thus, notwithstanding the foregoing and assuming certain other conditions are satisfied, if (i) Bethlehem effectuates the Bethlehem Merger, (ii) the stockholders of Lukens receive in connection with the Merger an amount of stock in Bethlehem that constitutes a sufficient continuing interest in Bethlehem and (iii) the Merger and the Bethlehem Merger are integrated, then it is possible that the Merger and the Bethlehem Merger could be treated as qualifying as a reorganization under the Code. In general, to satisfy the continuity of interest requirement, the stockholders of Lukens would have to receive an amount of Stock Consideration by value (as of the effective date of the transaction) which constitutes a sufficient percentage of the total value of all the Merger Consideration. The Supreme Court of the United States has found an adequate continuity of interest in one instance where 38% of the consideration received in the transaction was stock and 62% was cash. If, as of the effective date, each share of Bethlehem Common Stock were worth approximately $13.60, the Stock Consideration would be approximately 38% and the Cash Consideration would be approximately 62% of the total Merger Consideration, respectively.

  Although the law is unclear as to whether a part-stock/part-cash transaction (such as the Merger) should be integrated with a subsequent transaction (such as the Bethlehem Merger) to determine whether a reorganization has occurred under the Code or whether the transactions should be viewed as two separate transactions with the consequences as described above, at the present time, Bethlehem intends to treat the Merger as a taxable transaction. If, however, the Merger and the Bethlehem Merger were found to be an integrated reorganization under the Code, (i) a holder of Lukens Common Stock who received solely Bethlehem Common Stock in exchange for Lukens Common Stock would not recognize gain or loss upon such exchange (except to the extent cash was received in lieu of fractional shares), (ii) a holder of Lukens Common Stock who received solely cash would recognize gain or loss equal to the excess of the amount of cash received over the adjusted tax basis of the Lukens Common Stock exchanged therefor and (iii) a holder of Lukens Common Stock who received a combination of cash and Bethlehem Common Stock would recognize gain (but not loss) equal to the lesser of (x) the amount of cash received as Merger Consideration and (y) the amount of gain realized (i.e., the excess of the amount of cash and the fair market value of Bethlehem Common Stock received that is allocable to each block of Lukens Common Stock over the adjusted tax basis of such block).

  A holder of Lukens Common Stock that receives Common Merger Consideration will be subject to 31% backup withholding on the cash and/or fair market value of the Bethlehem Common Stock received, as applicable, unless the stockholder provides his or her taxpayer identification number and certifies that such number is correct or properly certifies that he or she is awaiting a taxpayer identification number, unless an exception applies. Exemptions are available for holders of Lukens Common Stock that are corporations and for certain foreign individuals and entities. A holder of Lukens Common Stock that does not furnish a taxpayer identification number as required may be subject to a penalty imposed by the Internal Revenue Service (the "IRS"). All holders of Lukens Common Stock should complete and sign the main signature form and the Substitute Form W-9 included as part of the Election Form or Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to Bethlehem and the Exchange Agent).

  If backup withholding applies to a holder of Lukens Common Stock, the Exchange Agent will be required to withhold 31% of the sum of the cash and fair market value of the shares of Bethlehem Common Stock, if any, that otherwise would be delivered to such Lukens stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. Federal income tax liability of the person subject to the backup withholding, provided the required information is given to the IRS. If the backup withholding results in an overpayment of tax, a refund can be obtained by the holder of Lukens Common Stock upon the filing of a U.S. Federal income tax return.

  THE FOREGOING DISCUSSION DESCRIBES THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF SHARES OF LUKENS COMMON STOCK WITH RESPECT TO THE MERGER. THIS DISCUSSION MAY NOT BE APPLICABLE TO PARTICULAR CATEGORIES OF LUKENS STOCKHOLDERS, INCLUDING STOCKHOLDERS WHO ACQUIRED SHARES PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, NON-U.S. PERSONS AND CORPORATIONS OR ENTITIES THAT ARE OTHERWISE SUBJECT TO SPECIAL TAX TREATMENT UNDER THE CODE (SUCH AS INSURANCE COMPANIES, TAX-EXEMPT ENTITIES AND REGULATED INVESTMENT COMPANIES). LUKENS STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME TAX LAWS AND ANY OTHER TAX LAWS) OF THE MERGER AND THE BETHLEHEM MERGER.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Certain directors and executive officers of Lukens, as well as others, may be deemed to have interests in the Merger in addition to their interests solely as stockholders. The Lukens Board has considered these interests, among other matters, in approving and adopting the Merger Agreement.

  Severance Agreements. Lukens has entered into severance agreements with Messrs. R. W. Van Sant (October 12, 1991), T.G. John (February 1, 1993), J.J. Norton (October 1, 1994, as amended January 29, 1997), F.J. Smith (April 15,
1993), J.C. van Roden, Jr. (October 31, 1990), W.W. Beible (January 29, 1997), J.H. Bucher (April 15, 1993), P.B. Clemens (January 29, 1997), C.B. Houghton, Jr. (November 30, 1994), R.D. Luzzi (February 1, 1993) and W.D. Sprague (October 31, 1990) (the "Severance Agreements"), each an executive officer of Lukens. (Dates in parentheses indicate the date entered into or amended.) Under each of the Severance Agreements, if the employment of any of such executive officers is terminated within two years following the Effective Time for any reason other than termination by Lukens for "cause," the executive officer's death or disability or by the executive officer with "good reason," the executive officer is entitled to receive (i) a lump sum cash payment in an amount equal to (A) three times the sum of the executive officer's salary plus the average of the highest three bonus awards made in respect of the five most recently completed measuring periods preceding the termination of employment plus (B) additional amounts in respect of contingent bonuses for uncompleted measuring periods, elective deferred compensation, certain stock options and certain supplemental retirement benefits, (ii) paid coverage for 36 months under life, disability, and accident and health programs similar to those in effect at the date of termination of employment and (iii) for any executive officer who, as the result of the foregoing, becomes subject to the excise tax pursuant to Section 280G of the Code, an additional lump sum cash payment in an amount such that the executive officer will be in the same net after-tax position as the executive officer would have been had no such excise tax been applicable.

  In connection with the Merger, Lukens and Bethlehem have agreed that (i) immediately following the Effective Time Messrs. Van Sant, van Roden and Sprague will have "good reason" under their respective Severance Agreements to resign and (ii) Bethlehem will not dispute that each other executive officer who is a party to a Severance Agreement will have "good reason" to resign upon the completion of three months of continuous service to the Surviving Corporation following the Effective Time.

  As a result, under their respective Severance Agreements after the Merger upon a qualifying termination of employment, Messrs. Van Sant, John, Norton, Smith, van Roden, Beible, Bucher, Clemens, Houghton, Luzzi and Sprague will be entitled to receive aggregate payments of $17,819,153, $3,338,652, $2,823,811, $3,231,978, $3,013,667, $1,763,368, $2,275,262, $1,928,364, $2,822,740,
$2,224,860 and $2,491,760, respectively, subject to fluctuation in the value of Bethlehem Common Stock.

  Accelerated Vesting of Restricted Stock under Lukens Inc. 1997 Performance-Vested Restricted Stock Plan. Pursuant to the Performance-Vested Restricted Stock Plan (the "PVRS Plan"), 134,000 shares of Lukens Common Stock have been granted as "restricted stock" to certain executive officers. Such shares are subject to forfeiture, in whole or in part, unless Lukens achieves certain performance objectives for the period commencing January 1, 1997 and ending December 31, 1999. As a result of the Merger, at the Effective Time, all forfeiture restrictions on such restricted shares will lapse.

  Under the PVRS Plan, Mr. Van Sant has received 50,000 restricted shares of Lukens Common Stock, Messrs. John, Norton, Smith and van Roden have each received 14,000 restricted shares of Lukens Common Stock, and Messrs. Bucher, Houghton, Luzzi and Sprague have each received 7,000 restricted shares of Lukens Common Stock.

  Supplemental Retirement Plans. Lukens has adopted three supplemental retirement plans for the benefit of certain executive officers and other employees: the Lukens Inc. Supplemental Retirement Plan for Designated Executives, the Lukens Inc. Supplemental Retirement Plan for Lukens Performance Incentive Plan Participants and the Lukens Inc. Supplemental Retirement Plan (collectively, the "SERP"). In general, the SERP provides for the payment of retirement benefits to certain executive officers and other employees of Lukens in excess of the retirement benefits generally payable under the Lukens Inc. Salaried Employees Retirement Plan.

  The SERP previously provided for a cash lump sum payment of the value of participants' accrued benefits upon a "change of control," without regard to whether the participant's employment was terminated or whether the participant continued to be eligible to participate in the SERP. On December 9, 1997, the Lukens Board amended the SERP, so that (i) participants' accrued benefits under the SERP become nonforfeitable upon the completion of five or more years of continuous service in the management group; (ii) at the Effective Time, no cash lump sum payment will be made automatically to participants in the SERP; and (iii) if a participant's employment with the Surviving Corporation or Bethlehem is terminated by the employer without "cause," the participant resigns for "good reason" or the SERP is terminated without replacement by a similar plan, in each case within five years following the Effective Time, the participant, or all participants, as the case may be, shall become entitled to a cash lump sum payment of the value of benefits accrued under the SERP.

  In connection with the Merger, Lukens and Bethlehem have agreed that (i) immediately following the Effective Time, Messrs. Van Sant, van Roden, and Sprague will have "good reason" under their respective Severance Agreements to resign and (ii) Bethlehem will not dispute that each other executive officer who is a party to a Severance Agreement will have "good reason" to resign upon the completion of three months of continuous service to the Surviving Corporation following the Effective Time.

  As a result, after the Merger upon a qualifying termination of employment, Messrs. Van Sant, John, Smith, van Roden, Beible, Bucher, Clemens, Houghton, Luzzi and Sprague will be entitled to receive aggregate payments of $4,091,953, $173,777, $476,426, $228,438, $291,105, $173,185, $201,832,
$609,540, $87,677 and $224,367, respectively, under the SERP. Any such payment will substantially reduce retirement benefits that would otherwise have been payable at age 62 or the actual retirement date, if later.

  On December 9, 1997, the Lukens Board authorized the adoption of an irrevocable grantor trust. On or before the Effective Time, the present value of accrued benefits under the SERP as of such date will be deposited into the grantor trust and will be available for distribution in accordance with the terms of the SERP.

  Stock Options. At the Effective Time or such earlier time as is provided in the applicable stock option plan, or employee or director stock option or agreement, as in effect on the date of the Merger Agreement, all outstanding employee stock options to purchase shares of Lukens Common Stock ("Employee Stock Options") will become vested and exercisable in full. At the Effective Time, each of the Employee Stock Options that is outstanding and unexercised at the Effective Time will be converted automatically into an option to purchase shares of Bethlehem Common Stock. The duration and other terms of the new option will be the same as that of the original option, except the vesting of all options will be accelerated to the Effective Time. See "OTHER TERMS OF THE MERGER AGREEMENT--Effect on Lukens Benefit Plans and Stock Options-- Employee Stock Options."

  Messrs. Van Sant, John, Norton, Smith, van Roden, Beible, Bucher, Clemens, Houghton, Luzzi and Sprague have received grants of Employee Stock Options to purchase 492,147, 74,515, 54,280, 60,976, 62,927, 24,100, 47,093, 19,893,
47,137, 45,880 and 56,589 shares of Lukens Common Stock, respectively, which options have exercise prices ranging from $16.625 per share to $47.25 per share. All amounts payable in respect of such Employee Stock Options have been reflected in the amounts payable under the Severance Agreements, as discussed above. See "--Severance Agreements."

  Ms. S. Helton and Messrs. M.O. Alexander, R. Dammeyer, T.K. Dunnigan, R. Gross, W.H. Nelson, D.B. Price, J.L. Thomas and W.P. Tippett, each a non-employee director of Lukens, have received grants of Employee Stock Options to purchase 3,000, 5,000, 2,000, 4,000, 5,000, 5,000, 2,000, 5,000 and 5,000
shares of Lukens Common Stock, respectively, which options have exercise prices ranging from $18.9375 per share to $46.5625 per share.

  Director Retirement Plans. Any director of Lukens who is separately compensated for Lukens Board services may elect to defer compensation for distribution at a later date. Deferred amounts may be invested in mutual funds or interest-bearing accounts and may be paid in a lump sum or in annual installments over a period of five years.

  For periods before May 1, 1997, Lukens maintained a plan for non-employee directors which was terminated as of April 30, 1997. Effective as of May 1, 1997, Lukens adopted the Lukens Inc. Non-Employee Director Equity Compensation Plan (the "ECP"). Under the ECP, the present value of the benefit of each non-employee director under the terminated directors' retirement plan, determined as of May 1, 1997, was credited to a bookkeeping account established for the benefit of each non-employee director. The amount credited to each account was deemed invested in hypothetical shares of Lukens Common Stock at the average closing price of such shares for May 1997. Under the ECP, on each April 30 occurring after May 1, 1997, an additional amount will be credited to accounts established for all non-employee directors, and deemed invested in hypothetical shares of Lukens Common Stock based on the closing price of Lukens Common Stock on the allocation date. The amount credited is based on the annual retainer compensation for directors then in effect, discounted for a ten-year period at the thirty-year U.S. Treasury bond rate then in effect. Pursuant to the terms of the ECP, within sixty days following the Effective Time, the amount credited to each non-employee director's account under the ECP will be paid in a cash lump sum.

  Assuming the Merger is consummated prior to April 30, 1999, under the ECP after the Merger, Ms. S. Helton and Messrs. M.O. Alexander, R. Dammeyer, T.K. Dunnigan, R.M. Gross, W.H. Nelson, D.B. Price, J.L. Thomas and W.P. Tippett, each a non-employee director of Lukens, will be entitled to receive aggregate payments of approximately $24,939, $56,793, $29,665, $51,224, $111,981,
$267,058, $22,346, $95,860 and $151,488, respectively.

  Indemnification of Certain Persons. The Merger Agreement provides that, for six years after the Effective Time, Bethlehem will, or will cause the Surviving Corporation to, indemnify, defend and hold harmless any person who is as of the date of the Merger Agreement, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director, officer, employee or agent (an "Indemnified Person") of Lukens or any of its subsidiaries against all losses, claims, damages, liabilities, costs and expenses (including attorneys' fees and expenses), judgments, fines and amounts paid in settlement in connection with any actual or threatened action, suit, claim, proceeding or investigation (each a "Claim") to the extent that any such Claim is based on, or arises out of, certain facts or circumstances to the full extent permitted under the DGCL, the Lukens Certificate of Incorporation or the Lukens By-laws (each as defined below) or any indemnification agreement in effect as of the date of the Merger Agreement.

  Bethlehem and Lukens have agreed that, subject to certain conditions, all rights to indemnification or liabilities, and all limitations with respect thereto, existing in favor of any Indemnified Person, as provided in the Lukens Certificate of Incorporation or Lukens By-laws and any indemnification agreement in effect as of the date of the Merger Agreement, will survive the Merger and will continue in full force and effect, without any amendment thereto, for a period of six years from the Effective Time to the extent such rights, liabilities and limitations are consistent with the DGCL.

  Further, pursuant to the Merger Agreement, Bethlehem or the Surviving Corporation will maintain, subject to certain conditions, Lukens' existing directors' and officers' liability insurance policy for a period of not less than six years after the Effective Time. See "OTHER TERMS OF THE MERGER AGREEMENT--The Surviving Corporation--Continuing Indemnification."

OWNERSHIP INTEREST OF THE STOCKHOLDERS OF LUKENS AFTER THE MERGER

  Based on the number of shares of Lukens Common Stock and Lukens Preferred Stock outstanding on the Record Date, and assuming the conversion prior to the Effective Time of each share of Lukens Preferred Stock into that number of shares into which such share was then convertible, upon consummation of the Merger, there will be approximately 128.6 to 136.1 million shares of Bethlehem Common Stock outstanding immediately following the Effective Time (based on the minimum Conversion Number and maximum Conversion Number, respectively), of which the holders of Lukens Common Stock and Lukens Preferred Stock will own approximately 11.8% to 16.1% (approximately 13.1 to 17.8% on a diluted basis assuming the exercise of all options to purchase shares of Bethlehem Common Stock and shares of Lukens Common Stock outstanding on the Record Date) representing approximately 11.8% to 16.1% of the voting power of Bethlehem Common Stock (approximately 13.1% to 17.8% on a diluted basis).

APPRAISAL RIGHTS

  Holders of record of Lukens Preferred Stock and, if a Stock Proration Event occurs, holders of record of Lukens Common Stock, in each case who properly demand appraisal of their shares ("Dissenting Shares") and otherwise comply with the applicable statutory procedures summarized herein, will be entitled under Section 262 of the DGCL ("Section 262") to have their Dissenting Shares appraised by the Court of Chancery and to receive payment in cash of the "fair value" of such Dissenting Shares, exclusive of any element of value arising from the accomplishment or expectation of Merger, together with a fair rate of interest, if any, as determined by such court. Under Section 262 of the DGCL, appraisal rights are not available with respect to shares of stock of a constituent corporation in a merger if: (i) such shares are listed on a national securities exchange on the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger and (ii) pursuant to the terms of the agreement of merger, the holder of such shares has the right to receive in exchange for such shares solely shares of stock of a company which are listed on a national securities exchange (and cash in lieu of fractional shares). If a Stock Proration Event does not occur, pursuant to the terms of the Merger Agreement, holders of Lukens Common Stock (which is listed on a national securities exchange) will have the right to receive in exchange for their respective shares, if they so elect, Common Merger Consideration consisting solely of shares of Bethlehem Common Stock (and cash in lieu of fractional shares) and therefore will not have the right to demand appraisal under
Section 262 of the DGCL. However, if a Stock Proration Event occurs, holders of record of Lukens Common Stock will be required by the terms of the Merger Agreement to accept, in exchange for their respective shares, Common Merger Consideration consisting of both shares of Bethlehem Common Stock and cash, and will therefore be entitled to demand appraisal under Section 262 of the DGCL. This summary contains all material elements of Section 262 of the DGCL but is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 which is reprinted in its entirety as Annex III to this Proxy Statement/Prospectus. All references in Section 262 and in this summary to a "stockholder" or "holder" are to the record holder of the shares of Lukens Common Stock or Lukens Preferred Stock as to which appraisal rights may be asserted. Lukens reserves the right to challenge any assertion of appraisal rights.

  A holder of record of Lukens Preferred Stock and, if a Stock Proration Event occurs, a holder of record of Lukens Common Stock, who does not vote in favor of adoption of the Merger Agreement and who otherwise complies with the applicable statutory procedures summarized herein will be entitled to appraisal rights under Section 262 of the DGCL. A person having a beneficial interest in shares of Lukens Common Stock or Lukens Preferred Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

  Under Section 262, where a proposed merger is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available, that appraisal rights are so available, and must include in such notice a copy of Section 262. This Proxy Statement/Prospectus constitutes such notice to the Lukens stockholders and the applicable statutory provisions of the DGCL are attached to this Proxy Statement/Prospectus as Annex III. Any stockholder who wishes to assert appraisal rights or who wishes to preserve his right to do so should review this summary and Annex III carefully, because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

  A holder of Dissenting Shares wishing to exercise any appraisal right such holder may have must deliver to Lukens prior to the taking of the vote on the Merger Agreement at the Special Meeting to be held on May 28, 1998, a properly executed written demand for appraisal of such holder's Dissenting Shares, and such Dissenting Shares must not be voted in favor of adoption of the Merger Agreement. A holder of Dissenting Shares wishing to exercise such holder's appraisal rights must be the record holder of the Dissenting Shares on the date the written demand for appraisal is made and must continue to hold the Dissenting Shares of record through the effective date of the Merger. Accordingly, a holder of Dissenting Shares who is the record holder of Dissenting Shares on the date the written demand for appraisal is made, but who thereafter transfers such Dissenting Shares prior to the consummation of the Merger, will lose any right to appraisal in respect of such Dissenting Shares. A holder of Dissenting Shares who votes against adoption of the Merger Agreement will not be deemed to have satisfied the notice requirement of such holder with respect to appraisal rights merely by so voting. The written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or against adoption of the Merger Agreement.

  Only a holder of record of Dissenting Shares is entitled to assert appraisal rights for the Dissenting Shares registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as such holder's name appears on such holder's stock certificates. If the Dissenting Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the Dissenting Shares are owned of record by more than one person as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. A record holder such as a broker who holds shares of Lukens Common Stock or Lukens Preferred Stock as nominee for several beneficial owners may exercise appraisal rights with respect to such shares held for one or more beneficial owners while not exercising appraisal rights with respect to such shares held for other beneficial owners; in such case, the written demand should set forth the number of Dissenting Shares as to which appraisal is sought. When no number of Dissenting Shares is expressly mentioned the demand will be presumed to cover all shares held in the name of the record owner. If a stockholder holds Dissenting Shares through a broker who in turn holds the shares through a central securities depositary nominee, such as Cede & Co., a demand for appraisal of shares must be made by or on behalf of the depositary nominee and must identify the depositary nominee as record holder. Stockholders who hold their Dissenting Shares in brokerage accounts or other nominee forms and who wish to assert appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

  All written demands for appraisal should be sent or delivered to Lukens Inc. at 50 South First Avenue, Coatesville, Pennsylvania 19320-0911, Attention:
Secretary.

  Within 10 days after the consummation of the Merger, the Surviving Corporation will notify each stockholder who has properly asserted appraisal rights under Section 262 of the date the Merger became effective.

  Within 120 days after the consummation of the Merger, but not thereafter, the Surviving Corporation or any stockholder who has complied with the statutory requirements summarized above may file a petition in the Court of Chancery demanding a determination of the fair value of the Dissenting Shares of all such stockholders. If such a petition has been properly filed, all stockholders who have complied with the statutory requirements summarized above and who have not withdrawn their individual right to appraisal will be included on a duly verified list of all stockholders demanding payment for their shares. The Surviving Corporation is under no obligation to and has no present intention to file a petition with respect to the appraisal of the fair value of the Dissenting Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262.

  Within 120 days after the consummation of the Merger, any stockholder who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Dissenting Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Dissenting Shares. Such statements must be mailed within ten days after a written request therefor has been received by the Surviving Corporation.

  The Court of Chancery may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by Certificates to submit their Certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

  If a petition for an appraisal is timely filed, after a hearing on such petition, the Court of Chancery will determine the stockholders entitled to appraisal rights, if any, and will appraise the "fair value" of their Dissenting Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Any stockholder whose name appears on the duly verified list of stockholders referred to above and who has submitted the certificates for his, hers or its Dissenting Shares to the Register in Chancery, if so required, may participate fully in any determination of fair value made by the Court of Chancery, unless it is determined that such stockholder is not entitled to appraisal rights under Section 262 of the DGCL. Stockholders considering seeking appraisal should be aware that the fair value of their Dissenting Shares as determined under Section 262 could be more than, the same as or less than the value of the consideration they would receive pursuant to the Merger Agreement if they did not seek appraisal of their Dissenting Shares and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings.

  The Court of Chancery will determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose Dissenting Shares have been appraised. The costs of the action may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. The Court of Chancery may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Dissenting Shares entitled to appraisal.

  Any holder of Dissenting Shares who has duly demanded an appraisal in compliance with Section 262 will not, after the consummation of the Merger, be entitled to vote the Dissenting Shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those Dissenting Shares (except dividends or other distributions payable to holders of record of Dissenting Shares as of a record date prior to the consummation of the Merger).

  If any stockholder who properly demands appraisal of his, her or its Dissenting Shares under Section 262 fails to perfect, or effectively withdraws or loses, his, her or its right to appraisal, as provided in the DGCL, the Dissenting Shares of such stockholder will be converted into the right to receive the consideration to which he, she or it is entitled with respect to such Dissenting Shares in accordance with the Merger Agreement. A stockholder will fail to perfect, or effectively lose or withdraw, his, her or its right to appraisal if, among other things, no petition for appraisal is filed within 120 days after the Effective Time or if the stockholder withdraws his, her or its demand for appraisal. Any withdrawal of a demand for appraisal attempted more than 60 days after the Effective Time will require the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding pending in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court of Chancery, and any such approval may be conditioned upon such terms as the Court of Chancery deems just.

  Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of such rights. If, after the Effective Time, a Dissenting Stockholder fails to perfect or withdraws or loses his, her or its right to appraisal, such Dissenting Stockholder's shares of Lukens Common Stock or Lukens Preferred Stock will no longer be considered Dissenting Shares and will be deemed to have been converted into and to have become exchangeable for, at the Effective Time, (x) in the case of Lukens Common Stock, the right to receive for each such share the consideration, without interest, that a holder of a Nondissenting Share of Lukens Common Stock who had made a Cash Election with respect to such Nondissenting Share would have received with respect to such Nondissenting Share (it being understood that no adjustment will be made to the proration computation to give effect to the withdrawal of, or the failure to perfect, the demand for appraisal with respect to such Dissenting Shares) and (y) in the case of Lukens Preferred Stock, the right to receive for each such share the consideration, without interest, that a holder of the number of Nondissenting Shares of Lukens Common Stock into which such share of Lukens Preferred Stock could have been converted immediately prior to the Effective Time who had not made a Cash Election with respect to such Nondissenting Shares prior to the Election Date would have received, in each case subject to possible proration.

ACCOUNTING TREATMENT

  The Merger will be treated as a "purchase" for financial reporting and accounting purposes, in accordance with GAAP. After the Merger, the results of operations of Lukens will be included in the consolidated financial statements of Bethlehem. The purchase price (i.e., the aggregate Merger Consideration) will be allocated based on the fair value of the assets acquired and the liabilities assumed. Any excess of cost over fair value of the net tangible assets of Lukens will be recorded as goodwill and other intangible assets. Such allocations will be made based upon valuations and other studies that have not yet been finalized.

RESALE OF BETHLEHEM COMMON STOCK

  The Bethlehem Common Stock issued pursuant to the Merger will be transferable under the Securities Act except for shares issued to any Lukens stockholder who may be deemed to be an affiliate of Lukens (an "Affiliate") for purposes of Rule 145 under the Securities Act. An "Affiliate" is defined generally as including, without limitation, directors, certain executive officers and beneficial owners of 10% or more of a class of common stock of a company. Lukens has agreed to use its reasonable efforts to cause each Affiliate to deliver to Bethlehem on or prior to the Closing Date a written agreement providing, among other things, that such Affiliate will not transfer any Bethlehem Common Stock received in connection with the Merger except in compliance with the Securities Act. This Proxy Statement/Prospectus does not cover resales of shares of Bethlehem Common Stock received by any person who may be deemed to be an Affiliate.

                      OTHER TERMS OF THE MERGER AGREEMENT

  The following is a brief summary of the material provisions of the Merger Agreement not previously described in "THE MERGER." The full text of the Merger Agreement is attached as Annex I to this Proxy Statement/Prospectus and is incorporated herein by reference. The following summary describes all material elements of such provisions but is qualified in its entirety by reference to the Merger Agreement.

THE SURVIVING CORPORATION

  Certificate of Incorporation and By-laws. The Merger Agreement provides that the Lukens Certificate of Incorporation and the Lukens By-laws, as in effect immediately prior to the Effective Time, will be the certificate of incorporation and by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

  Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. Lukens will obtain such resignations as may be necessary to effect the foregoing. The officers of Lukens immediately prior to the Effective Time will be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

  Continuing Indemnification. For six years after the Effective Time, the Merger Agreement requires Bethlehem to (or to cause the Surviving Corporation to) indemnify, defend and hold harmless any person who is, or at any time prior to the Effective Time has been, a director, officer, employee or agent of Lukens or any of its subsidiaries against all Claims to the extent that any such Claim is based on, or arises out of: (i) the fact that such Indemnified Person is or was a director, officer, employee or agent of Lukens or any of its subsidiaries or is or was serving at the request of Lukens or any of its subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; or (ii) the Merger Agreement or any of the transactions contemplated thereby. The indemnification provided in the Merger Agreement applies to the extent that any such Claim pertains to any matter or fact arising, existing or occurring prior to or at the Effective Time, regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time, to the full extent permitted under the DGCL, the Lukens Certificate of Incorporation or the Lukens By-laws or any indemnification agreement in effect at the date of the Merger Agreement including provisions relating to advancement of expenses incurred in the defense of any such Claim. Neither Bethlehem nor the Surviving Corporation will be required to indemnify any Indemnified Person in connection with any proceeding (or any portion thereof) involving any Claim initiated by the Indemnified Person unless the initiation of such proceeding or portion thereof was authorized by the Bethlehem Board or unless the proceeding is brought by an Indemnified Person to enforce rights under the continuing indemnification provisions. Without limiting the generality of the preceding sentence, in the event any Indemnified Person becomes involved in any Claim, after the Effective Time, Bethlehem has agreed to periodically advance to such Indemnified Person its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the Indemnified Person providing to Bethlehem an undertaking to reimburse all amounts so advanced in the event that a court of competent jurisdiction finally determines that the Indemnified Person is not entitled to such indemnification.

  Bethlehem and Lukens have agreed that all rights to indemnification or liabilities and all limitations with respect thereto existing in favor of any Indemnified Person, as provided in the Lukens Certificate of Incorporation or the Lukens By-laws and any indemnification agreement in effect at the date of the Merger Agreement, will survive the Merger and will continue in full force and effect, without any amendment thereto, for a period of six years from the Effective Time. In the event any Claim is asserted or made within such six-year period, all such rights in respect of any such Claim will continue until disposition of the Claim. The continuation of existing indemnification discussed above will not require Bethlehem to amend the Bethlehem Certificate of Incorporation or the Bethlehem By-laws (each as defined below).

  Bethlehem or the Surviving Corporation must either maintain Lukens' existing directors' and officers' liability insurance policy ("D&O Insurance") for a period of not less than six years after the Effective Time or provide substantially similar coverage on terms no less advantageous to the former directors and officers of Lukens. If the existing D&O Insurance expires or is canceled during the six-year period, Bethlehem or the Surviving Corporation must use its best efforts to obtain substantially similar D&O Insurance. Neither Bethlehem nor the Surviving Corporation, however, will be required to pay an annual premium for D&O Insurance in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement, but in such case shall purchase as much coverage as possible for such amount. See "THE MERGER--Interests of Certain Persons in the Merger."

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement includes various customary representations and warranties of the parties thereto.

  Representations and Warranties of Lukens. The Merger Agreement includes representations and warranties by Lukens as to, among other things, (i) the organization, standing and requisite corporate power of Lukens and each of its subsidiaries; (ii) the subsidiaries of Lukens; (iii) the capital structure of Lukens and its subsidiaries; (iv) the authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters, the Merger Agreement's non-contravention of any agreement, law, charter provision or by-law provision of Lukens or any of its subsidiaries and the absence of the need for governmental or third party filings, consents, approvals or actions with respect to any transaction contemplated by the Merger Agreement (except for certain filings specified in the Merger Agreement); (v) compliance as to form of, and the accuracy of information contained in, documents filed by Lukens with the SEC; (vi) the accuracy of information supplied by Lukens in connection with this Proxy Statement/Prospectus and the Registration Statement; (vii) the absence of certain material changes or events since the date of the most recent audited financial statements filed by Lukens with the SEC (except as disclosed in documents filed with the SEC and publicly available prior to the date of the Merger Agreement), including, without limitation, the absence of any material adverse change in Lukens; (viii) the absence of material litigation; (ix) the absence of certain changes in the Lukens benefit plans or collective bargaining agreements; (x) compliance with applicable laws relating to the Lukens benefit plans and certain other matters relating to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"); (xi) the filing of tax returns and payment of taxes and the absence of certain audits, examinations and liens with respect to tax obligations; (xii) the absence of excess parachute payments: (xiii) voting requirements for the adoption of the Merger Agreement by the stockholders of Lukens; (xiv) approval of the Merger by the Lukens Board for purposes of applicable state takeover statutes; (xv) amendment of the Lukens Rights Agreement; (xvi) certain broker's and advisor's fees; (xvii) the receipt of an opinion of CSFB; (xviii) compliance with laws applicable to Lukens and its subsidiaries; (xix) compliance with environmental laws and regulations; (xx) the absence of undisclosed material contracts or indebtedness; (xxi) ownership or the right to use, non-infringement of others' rights with respect to, and the absence of any claim regarding, intellectual property material to the business of Lukens as a whole; (xxii) the absence of undisclosed collective bargaining agreements and labor disputes; (xxiii) good and valid title to all material assets reflected on the most recent balance sheet included in filed SEC documents; (xxiv) good and marketable fee title to all owned real property and valid title to the leasehold estates in all leased real property; (xxv) existence of insurance policies, in full force and effect, that are in Lukens' judgment reasonable for the business and assets of Lukens and its subsidiaries; (xxvi) absence of certain undisclosed transactions with affiliates; and (xxvii) delivery of certain books and records of Lukens and its significant subsidiaries.

  Representations and Warranties of Bethlehem. The Merger Agreement also includes representations and warranties by Bethlehem as to, among other things, (i) corporate organization, standing and power; (ii) the capital structure of Bethlehem and its subsidiaries; (iii) the authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters, the Merger Agreement's non-contravention of any agreement, law, charter provision or by-law provision of Bethlehem or any of its subsidiaries and the absence of the need for governmental or third party filings, consents, approvals or actions with respect to any transaction contemplated by the Merger Agreement (except for certain filings specified in the Merger Agreement); (iv) compliance as to form of, and the accuracy of information contained in, documents filed by Bethlehem with the SEC; (v) the accuracy of information supplied by Bethlehem in connection with this Proxy Statement/Prospectus and the Registration Statement; (vi) the absence of certain material changes or events since the date of the most recent financial audited statements filed by Bethlehem with the SEC (except as disclosed in documents filed with the SEC and publicly available prior to the date of the Merger Agreement), including, without limitation, any material adverse change in Bethlehem; (vii) the absence of material litigation; (viii) compliance with applicable laws relating to the Bethlehem benefit plans and certain other matters relating to ERISA; (ix) the filing of tax returns and payment of taxes and the absence of certain audits, examinations and liens with respect to tax obligations; (x) certain broker's and advisor's fees; (xi) compliance with laws applicable to Bethlehem and its subsidiaries; and (xii) the effect of the Merger with respect to the Bethlehem Rights Agreement.

BUSINESS OF LUKENS PENDING THE EFFECTIVE TIME OF THE MERGER

  Lukens has agreed, subject to certain exceptions set forth in the Merger Agreement, to carry on its business and the business of its subsidiaries prior to the Effective Time in the usual, regular and ordinary course in substantially the same manner as previously conducted and in compliance in all material respects with applicable laws and regulations and to use all reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and preserve its business relationships to the end that its goodwill and ongoing business will be unimpaired at the Effective Time.

  Subject to certain exceptions, and without limiting the generality of the previous paragraph, prior to the Effective Time Lukens will not, and will not permit any of its subsidiaries to, without the consent of Bethlehem: (i) (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of Lukens to its parent and other than regular quarterly cash dividends of $.25 on Lukens Common Stock and $1.20 on Lukens Preferred Stock, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or
(C) purchase, redeem or otherwise acquire any shares of capital stock of Lukens or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;
(ii) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of Lukens Common Stock upon the exercise of Employee Stock Options, as defined below, outstanding on the date of the Merger Agreement and in accordance with their present terms or in accordance with the present terms of the Lukens Inc. 1985 Stock Option and Appreciation Plan and Lukens Inc. Stock Option Plan for Non-Employee Directors (the "Lukens Stock Plans")); (iii) amend the Lukens Certificate of Incorporation or the Lukens By-laws or other organizational documents; (iv) acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or in any other manner, any business or any corporation, limited liability company, partnership, joint venture or other entity or division thereof or (B) any assets that individually or in the aggregate are material to Lukens and its subsidiaries taken as a whole, except for purchases of inventory in the ordinary course of business consistent with past practice; (v) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets other than in the ordinary course of business consistent with past practice; (vi) (A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Lukens or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice, or (B) make any loans, advances or capital contributions to, or investments in, any other person, other than to Lukens or any direct or indirect subsidiary of Lukens or to officers and employees of Lukens or any of its subsidiaries for travel, business or relocation expenses in the ordinary course of business; (vii) make or agree to make any new capital expenditures which individually exceed $1,000,000 or in the aggregate exceed $10,000,000;
(viii) make any tax election that could reasonably be expected to have a material adverse effect on Lukens or settle or compromise any material tax liability; (ix) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted, unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of Lukens included in the documents filed by Lukens with the SEC, incurred since the date of such financial statements in the ordinary course of business consistent with past practice or which do not in the aggregate have a material adverse effect on Lukens; (x) (A) amend (other than as required by applicable law) any Lukens benefit plan in any material respect, (B) increase the compensation or bonus opportunity of any employee of Lukens or its subsidiaries, except for any increases in the ordinary course of business consistent with past practice or (C) grant any additional equity based compensation to any employee of Lukens or its subsidiaries, except for grants in the ordinary course of business consistent with past practice; (xi) except in the ordinary course of business or except as could not reasonably be expected to have a material adverse effect on Lukens, modify, amend or terminate any material contract or agreement to which Lukens or any of its subsidiaries is a party or waive, release or assign any material rights or claims thereunder; (xii) make any change to its accounting methods, principles or practices except as required by GAAP; or (xiii) authorize, or commit or agree to take, any of the foregoing actions.

EFFECT ON LUKENS BENEFIT PLANS AND STOCK OPTIONS

  Lukens Benefit Plans. Prior to the Effective Time Lukens will honor, and after the Effective Time Bethlehem will cause the Surviving Corporation to honor, in accordance with their respective terms and without offset, deduction, counterclaim, interruption or deferment, all Lukens Plans (as defined below) and all other written employment, severance, termination and retirement agreements to which Lukens is a party as of the Effective Time. "Lukens Plan" means any collective bargaining agreement or employment contract or bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former director, officer or employee of Lukens or any of its subsidiaries. For the purposes of certain Lukens Plans and certain other employment, severance, termination and retirement agreements to which Lukens is a party, Lukens Stockholder Approval or the consummation of the Merger will constitute a "change in control" of Lukens (as this term is defined in such plans and agreements) at the Effective Time and "Good Reason" (as this term is defined in certain severance agreements). Bethlehem has agreed to cause the Surviving Corporation, after consummation of the Merger, to pay all amounts provided under such Lukens Plans and agreements in accordance with their respective terms and to honor all rights, privileges and modifications to or with respect to any such Lukens Plans or agreements that become effective as a result of such change in control.

  Bethlehem has agreed to provide, for a period of no less than one year after the Effective Time, employee pension and welfare plans for the benefit of employees and former employees of Lukens that are not materially less favorable, in the aggregate, than the Lukens Plans in effect immediately prior to the Effective Time. To the extent any benefit plan of Bethlehem or the Surviving Corporation is made applicable to any employee or former employee of Lukens, Bethlehem or the Surviving Corporation will grant employees and former employees of Lukens credit for service with Lukens prior to the Effective Time for the purposes of determining eligibility to participate and the employee's nonforfeitable interest in benefits under the benefit plan. Unless a duplication of benefits would result, credit for service with Lukens will also be granted for calculating benefits (including benefits the amount or level of which is determined by reference to an employee's vesting service) under the benefit plan. In addition, to the extent any plan of Bethlehem or the Surviving Corporation that constitutes a Welfare Plan (as defined below) is made applicable to any employee or former employee of Lukens, Bethlehem or the Surviving Corporation will: (i) waive all preexisting condition exclusions and waiting periods otherwise applicable to employees and former employees of Lukens, except to the extent any such limitations or waiting periods in effect under comparable Lukens Plans have not been satisfied as of the date the plan is made applicable and (ii) credit each employee and former employee of Lukens for any co-payments and deductibles paid by the employee or former employee under comparable Lukens Plans prior to the date the plan is made applicable. "Welfare Plan" means any "employee pension benefit plan" as defined in Section 3(2) of ERISA or any "employee welfare benefit plan" as defined in Section 3(1) of ERISA. Nothing in the Merger Agreement limits the power of the Surviving Corporation to amend or terminate any Lukens Plan or any other employee benefit plan, program, agreement or policy or requires the Surviving Corporation or Bethlehem to offer to continue (other than as required by its terms) any written employment contract.

  Employee Stock Options. At the Effective Time or such earlier time as is provided in the applicable stock option plan or employee or director stock option or agreement as in effect on the date of the Merger Agreement all Employee Stock Options will become vested and exercisable in full. At the Effective Time, each Employee Stock Option that is outstanding and unexercised at the Effective Time will be converted automatically into an option to purchase shares of Bethlehem Common Stock. The number of shares of Bethlehem Common Stock to be subject to the new option will be equal to the product of the number of shares of Lukens Common Stock subject to the original option and the Conversion Number. Any fractional shares of Bethlehem Common Stock resulting from such multiplication will be rounded down to the nearest share. The exercise price per share under the new option will equal (a) the aggregate exercise price of the original option divided by (b) the total number of shares of Bethlehem Common Stock subject to the option. The exercise price will be rounded up to the nearest cent. The adjustment provided in the Merger Agreement with respect to any incentive stock options will be effected in a manner consistent with Section 424(a) of the Code. The duration and other terms of the new option will be the same as that of the original option, except that the vesting of all options will be accelerated to the Effective Time. Bethlehem will file with the SEC a registration statement on Form S-8 (or other appropriate form) or a post-effective amendment to the Registration Statement as promptly as practicable after the date of the Merger Agreement for purposes of registering all shares of Bethlehem Common Stock issuable after the Effective Time upon exercise of the Employee Stock Options, and will have such registration statement or post-effective amendment become effective and comply, to the extent applicable, with state securities or blue sky laws. See "THE MERGER--Interests of Certain Persons in the Merger."

CONDITIONS TO THE CONSUMMATION OF THE MERGER

  Conditions to Each Party's Obligations to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions: (i) receipt of Lukens Stockholder Approval; (ii) termination or expiration of the applicable waiting period under the HSR Act; (iii) the absence of any judgment, decree, statute, law, ordinance, rule, regulation, temporary restraining order, preliminary or permanent injunction, order enacted, entered, promulgated, enforced or issued by any court of competent jurisdiction or other governmental entity, or other legal restraint or prohibition preventing the consummation of the Merger; (iv) the effectiveness of the Registration Statement under the Securities Act and the absence of any stop order or proceedings seeking a stop order, and the receipt of all state securities or "blue sky" authorizations necessary to issue the Bethlehem Common Stock issuable pursuant to the Merger Agreement; and (v) approval for listing on the NYSE and the CSE of the shares of Bethlehem Common Stock issuable to the Lukens stockholders pursuant to the Merger Agreement and under the Lukens Stock Plans, subject to official notice of issuance.

  Conditions to the Obligations of Bethlehem and Merger Sub. The obligations of Bethlehem and Merger Sub to effect the Merger are further subject to satisfaction (or waiver by Bethlehem) on or prior to the Closing Date of the following conditions: (i) the representations and warranties of Lukens set forth in the Merger Agreement must be true and correct (without regard to any materiality qualifications or references to material adverse effect contained in any specific representation or warranty), as of the date of the Merger Agreement and as of the Closing Date as though made on and as of the Closing Date except to the extent such representations or warranties expressly relate to an earlier date (in which case as of such date), unless the failure of all such representations and warranties to be true and correct would not have a material adverse effect on Lukens and Bethlehem has received a certificate to that effect signed on behalf of Lukens by the chief executive officer and the chief financial officer of Lukens; (ii) Lukens must have performed in all material respects all its obligations under the Merger Agreement at or prior to the Closing Date, and Bethlehem must have received a certificate to that effect signed on behalf of Lukens by the chief executive officer and the chief financial officer of Lukens; (iii) there must not be pending or threatened by any governmental entity any suit, action or proceeding (A) challenging Bethlehem's acquisition of any shares of capital stock of Lukens or the Surviving Corporation, seeking to restrain or prohibit the Merger or seeking damages that are material in relation to Lukens and its subsidiaries, or Bethlehem and its subsidiaries, in each case taken as a whole, (B) seeking to prohibit or limit the ownership or operation by Lukens, Bethlehem or any of their respective subsidiaries of any material portion of the business or assets of Lukens, Bethlehem or any of their respective subsidiaries, or to compel Lukens,

Bethlehem or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of Lukens, Bethlehem or any of their respective subsidiaries as a result of the Merger or any of the transactions contemplated by the Merger Agreement, (C) seeking to impose limitations on the ability of Bethlehem to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of Lukens or the Surviving Corporation, (D) seeking to prohibit Bethlehem or any of its subsidiaries from effectively controlling in any material respect the business or operations of Lukens or its subsidiaries or (E) which otherwise would reasonably be expected to have a material adverse effect on Lukens or Bethlehem; and (iv) there must not have been any material adverse change relating to Lukens at any time after the date of the Merger Agreement. In addition, there must not be any judgment, order, decree, statute, law, ordinance, rule or regulation that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (iii)(B) through (E) above.

  Conditions to the Obligations of Lukens. The obligation of Lukens to effect the Merger is further subject to satisfaction (or waiver by Lukens) on or prior to the Closing Date of the following conditions: (i) the representations and warranties of Bethlehem set forth in the Merger Agreement must be true and correct (without regard to any materiality qualifications or references to material adverse effect contained in any specific representation or warranty), as of the date of the Merger Agreement and as of the Closing Date as though made on and as of the Closing Date except to the extent such representations or warranties expressly relate to an earlier date (in which case as of such date), unless the failure of all such representations and warranties to be true and correct would not have a material adverse effect on Bethlehem and Lukens has received a certificate to that effect signed on behalf of Bethlehem by the chief executive officer and the chief financial officer of Bethlehem;
(ii) Bethlehem must have performed in all material respects all its obligations under the Merger Agreement at or prior to the Closing Date, and Lukens must have received a certificate to that effect signed on behalf of Bethlehem by the chief executive officer and the chief financial officer of Bethlehem; (iii) the Average Market Price must be greater than or equal to $6.95; and (iv) there must not have been any material adverse change relating to Bethlehem at any time after the date of the Merger Agreement.

  Lukens does not currently anticipate that it will waive any condition of the Merger. In the event that Lukens so determines at any time prior to the closing of the Merger that it would be appropriate to waive any material condition of the Merger, including, without limitation, the condition with respect to the Average Market Price, Lukens will, to the extent required by applicable law, including federal and state securities laws, amend the Proxy Statement/Prospectus to include additional information and allow additional time for stockholders of Lukens to change their proxies.

NO SOLICITATION

  The Merger Agreement provides that Lukens will not, nor will it permit or authorize its subsidiaries, directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other representatives to, directly or indirectly: (i) solicit, initiate or facilitate any inquiries or the making of any Takeover Proposals (as defined below), including by furnishing information, or (ii) participate in any discussions or negotiations regarding any Takeover Proposal. Lukens may, however, provide information pursuant to a customary confidentiality agreement in response to, and participate in negotiations regarding, an unsolicited Takeover Proposal if the Lukens Board determines in good faith after consultation with outside counsel, prior to Lukens Stockholder Approval, that it is necessary to do so to comply with its fiduciary duties to the Lukens stockholders under applicable law. "Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 20% or more of the assets or 20% or more of any class of equity securities of Lukens or any of its subsidiaries, any tender offer or exchange offer for 20% or more of any class of equity securities of Lukens or any of its subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Lukens or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement. Lukens must immediately advise Bethlehem of any Takeover Proposal, the material terms and conditions of such Takeover Proposal and the identity of the person making such Takeover Proposal. Lukens must keep Bethlehem reasonably informed of the status and details of any such Takeover Proposal.

RIGHT OF LUKENS BOARD TO WITHDRAW RECOMMENDATION

  The Merger Agreement provides that neither the Lukens Board nor any committee thereof will (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Bethlehem, the approval or recommendation by the Lukens Board or such committee of the Merger or the Merger Agreement unless it determines in good faith, after consultation with outside counsel, that it is necessary to do so to comply with its fiduciary duties to the Lukens stockholders under applicable law, (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or (iii) cause Lukens to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Takeover Proposal.

  In the event, however, that the Lukens Board receives a Superior Proposal (as defined below) prior to Lukens Stockholder Approval, the Lukens Board may
(i) withdraw or modify its approval or recommendation of the Merger or the Merger Agreement if it determines in good faith, after consultation with outside counsel, that it is necessary to do so to comply with its fiduciary duties to the Lukens stockholders under applicable law or (ii) approve or recommend such Superior Proposal or terminate the Merger Agreement (and if it so chooses, cause Lukens to enter into an Acquisition Agreement with respect to any Superior Proposal) but only after the fifth business day following Bethlehem's receipt of written notice from Lukens advising Bethlehem that the Lukens Board has received a Superior Proposal, specifying the terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal. "Superior Proposal" means any proposal or offer made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of Lukens Common Stock then outstanding or a substantial portion of the assets of Lukens and its subsidiaries and otherwise on terms which the Lukens Board determines in its good faith judgment to be more favorable to Lukens' stockholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Lukens Board, is reasonably capable of being obtained by such third party.

  Nothing contained in the Merger Agreement will prohibit Lukens from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or making any disclosure to the Lukens stockholders if the Lukens Board determines in good faith, after consultation with outside counsel, that such disclosure is required by its fiduciary duties to the stockholders of Lukens under applicable law.

TERMINATION, AMENDMENT AND WAIVER

  The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of Lukens Stockholder Approval: (i) by mutual written consent of Bethlehem and Lukens; (ii) by either Bethlehem or Lukens (A) if the Merger has not been consummated on or before June 30, 1998, unless the failure to consummate the Merger is the result of a willful and material breach of the Merger Agreement by the party seeking to terminate; (B) if Lukens Stockholder Approval is not obtained at the Special Meeting; (C) if any governmental entity has issued an order, decree, ruling or injunction or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling, injunction or other action has become final and nonappealable; or (D) in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (x) would give rise to the failure of a condition set forth in clauses (i) or (ii) of "--Conditions to the Consummation of the Merger--Conditions to the Obligations of Bethlehem and Merger Sub" or clauses (i) or (ii) of "--Conditions to the Consummation of the Merger--Conditions to the Obligations of Lukens," as applicable, and (y) cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach (a "Material Breach") (provided that the terminating party is not then in Material Breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement); (iii) by Lukens pursuant to a determination by the Lukens Board that it has received a Superior Proposal, in accordance with the provisions described under "--Right of Lukens Board to Withdraw Recommendation"; provided that it has complied with the applicable provisions and pays the termination fee required, if any, by the provisions described under "--Termination Fee"; or (iv) by Bethlehem if (A) the Lukens Board or any committee thereof withdraws or modifies in a manner adverse to Bethlehem its approval or recommendation of the Merger or the Merger

Agreement, or approves or recommends any Superior Proposal or (B) the Lukens Board or any committee thereof resolves to take any of the foregoing actions.

  The Merger Agreement may be amended by the parties at any time before or after Lukens Stockholder Approval. After Lukens Stockholder Approval has been obtained, however, no amendment may be made that by law requires further approval by the stockholders of Lukens without obtaining such further approval. The Merger Agreement can be amended only by an instrument in writing signed on behalf of each of the parties.

  At any time prior to the Effective Time, a party may (i) extend the time for the performance of any obligation of another party, (ii) waive any inaccuracies in the representations and warranties of another party contained in the Merger Agreement or (iii) subject to any applicable law that requires stockholder approval, waive compliance by another party with any provision of the Merger Agreement. Any extension or waiver must be set forth in an instrument in writing signed on behalf of the party granting the extension or waiver. The Merger Agreement provides that the failure of any party to assert any of its rights will not constitute a waiver of its rights.

TERMINATION FEE

  In the event that (i) a Takeover Proposal is made known to Lukens or any of its subsidiaries or is made directly to its stockholders generally or any person publicly announces an intention to make a Takeover Proposal and thereafter the Merger Agreement is terminated by either Bethlehem or Lukens pursuant to the provisions described in clauses (ii)(A), (ii)(B) or (iv) under the caption "--Termination, Amendment and Waiver," or (ii) the Merger Agreement is terminated by Lukens pursuant to a determination by the Lukens Board that it has received a Superior Proposal as described in clause (iii) under the caption "--Termination, Amendment and Waiver," then Lukens must promptly pay Bethlehem a fee equal to $13.5 million payable by wire transfer of same day funds. No Termination Fee will be payable to Bethlehem, however, pursuant to the provision described in clause (i) of this paragraph unless and until within 12 months of such termination Lukens or any of its subsidiaries enters into any Acquisition Agreement or consummates any Takeover Proposal.

                    SALE OF ASSETS AND CONVERSION AGREEMENT

  On January 28, 1998, Bethlehem entered into the Sale Agreement providing for the sale to Allegheny Ludlum of certain assets of Lukens. These assets include Lukens' Houston, Pennsylvania plant, which is used for the melting, casting and rolling of stainless steel; the wide anneal and pickle line recently installed at Lukens' Massillon, Ohio plant; and the vacuum-oxygen decarburization unit used in the refining of stainless steel at Lukens' Coatesville, Pennsylvania plant, for $175 million. The consummation of the sale of these assets is subject to the consummation of the Merger and certain other conditions. Bethlehem will provide melting, casting and processing services to Allegheny at the Lukens Coatesville and Conshohocken plants. The waiting period under the HSR Act for the transactions described in this paragraph expired at 11:59 p.m. on March 12, 1998.

                          OPERATIONS AFTER THE MERGER

  Bethlehem expects to achieve cost reductions from operating and administrative efficiencies and other synergies following the consummation of the Merger. Bethlehem believes that these operating and administrative efficiencies and other synergies will reach approximately $60 million per year, excluding possible integration costs, on a pre-tax basis and before the amortization of goodwill. Bethlehem believes that these synergies will be achieved primarily as a result of (i) reduced production expenses (net of transportation costs and fixed cost penalties), (ii) reduced selling, administrative and general expenses (including information technology improvements, billing, payroll and other administrative efficiencies), (iii) improved operating efficiency as a result of higher volumes at underutilized facilities and more appropriate use of facilities, (iv) reduced material and services costs resulting from increased purchasing volume as well as strategic sourcing and (v) technology sharing benefits and other efficiencies. For example, Bethlehem expects that it will be able to make more appropriate use of the Bethlehem Burns Harbor and the Lukens Coatesville facilities by transferring some specialty grades, which are typically ordered in small quantities, from the Bethlehem Burns Harbor facility to the Lukens Coatesville facility, which is better suited to smaller heat sizes. Also, Bethlehem's Sparrows Point facility will be able to furnish larger size cast slabs to Lukens' Conshohocken Steckel mill, which should result in improvements to that facility's productivity and costs compared to its current semi-finished steel supply. The actual results achieved by the combined company may vary from projected results and the variations may be material. See "CAUTIONARY STATEMENT." Bethlehem believes that there will be a transition period of about three to nine months for integrating its operations with Lukens. Bethlehem expects that operating and administrative efficiencies and other synergies, including the reduction of the current Bethlehem and Lukens workforces and overhead expenses, will begin soon after the closing of the Merger and increase throughout the transition period and that most of the approximately $60 million per year of expected synergies will be achieved within approximately eighteen months after the Effective Time. Bethlehem currently intends to close Lukens' Coatesville 206p plate mill and Bethlehem's Sparrows Point 160p plate mill, and increase the output of existing facilities at Bethlehem's Burns Harbor Division and Lukens' 110p Conshohocken Steckel mill, both of which are currently underutilized, at a future time that will be determined on a basis consistent with customer requirements and other factors. The existing Lukens workforce will be reduced by approximately 100 to 200 employees as a result of increased operating and administrative efficiencies and by approximately 1,100 employees as a result of the expected sale of Lukens' stainless sheet and distribution businesses. The timing and extent of the reductions will not be finalized until after the Merger. See "RISK FACTORS."

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

  The unaudited pro forma combined condensed financial statements for Bethlehem for the one-year period ended December 31, 1997 are presented to reflect the estimated impact on the historical consolidated financial statements of Bethlehem of the Merger, which will be accounted for as a purchase, including the issuance of approximately 15.1 million shares of Bethlehem Common Stock in connection with the Merger. The unaudited pro forma combined condensed income statement presented below assumes that the Merger had been consummated as of January 1, 1997, and the unaudited pro forma combined condensed balance sheet presented below assumes that the Merger had been consummated on December 31, 1997. The unaudited pro forma combined condensed financial statements also give effect to certain historical and planned transactions and dispositions as explained in Notes 5 and 6. The unaudited pro forma combined condensed financial statements presented below do not reflect any cost savings or other synergies anticipated by Bethlehem management as a result of the Merger and are not necessarily indicative of the results of operations or the financial position which would have occurred had the Merger been consummated as of January 1, 1997 or on December 31, 1997. Moreover, such statements are not necessarily indicative of Bethlehem's future results of operations or financial position. The unaudited pro forma combined condensed financial statements presented below should be read in conjunction with the historical consolidated financial data of Bethlehem and Lukens, including the notes thereto, incorporated by reference or appearing elsewhere in this Proxy Statement/Prospectus. See "AVAILABLE INFORMATION," "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "SUMMARY--Bethlehem Selected Consolidated Financial Data" and "SUMMARY--Lukens Selected Consolidated Financial Data."

                   PRO FORMA COMBINED CONDENSED BALANCE SHEET

                               DECEMBER 31, 1997
                             (DOLLARS IN MILLIONS)

                                     ASSETS

                                               TRANSACTION     STAINLESS     COMBINED
                         BETHLEHEM    LUKENS   ADJUSTMENTS    DISPOSITIONS   PRO FORMA
                         HISTORICAL HISTORICAL (UNAUDITED)   (UNAUDITED)(5) (UNAUDITED)
                         ---------- ---------- -----------   -------------- -----------
CURRENT ASSETS:
 Cash and Cash
  Equivalents...........  $  252.4    $  6.6     $(128.9)(3)    $ 160.6      $  290.7
 Receivables, Less
  Allowances............     306.0     118.0         --           (48.3)        375.7
 Inventories............     893.8     145.6        30.0 (3)      (94.8)        974.6
 Deferred Income Taxes..       --       13.7       (13.7)(3)        --            --
 Other Current Assets...      11.8       1.8         --            (0.1)         13.5
                          --------    ------     -------        -------      --------
   TOTAL CURRENT ASSETS.   1,464.0     285.7      (112.6)          17.4       1,654.5
INVESTMENTS AND
 MISCELLANEOUS ASSETS...     100.9       4.5         --             --          105.4
PROPERTY, PLANT AND
 EQUIPMENT--NET.........   2,357.7     497.6        75.0 (3)     (320.0)      2,585.3
                                                   (25.0)(4)        --
DEFERRED INCOME TAX
 ASSET--NET.............     880.0      34.6       (34.6)(3)       50.0         957.7
                                                    22.7 (3)
                                                     5.0 (4)
INTANGIBLE ASSET--
 PENSIONS...............       --       22.8       (22.8)(3)        --            --
INTANGIBLE ASSET--
 GOODWILL...............       --       32.2       (32.2)(3)        --          385.0
                                                   385.0 (3)
                          --------    ------     -------        -------      --------
   TOTAL ASSETS.........  $4,802.6    $877.4     $ 260.5        $(252.6)     $5,687.9
                          ========    ======     =======        =======      ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts Payable.......  $  371.2    $ 87.6     $   --         $ (33.1)     $  425.7
 Accrued Employment
  Costs.................     323.9      43.8         --           (15.1)        352.6
 Debt and Capital Lease
  Obligations...........      41.8       6.3       200.0 (3)     (200.0)         48.1
 Other Current
  Liabilities...........     173.9      33.5        71.0 (3)       (4.4)        274.0
                          --------    ------     -------        -------      --------
   TOTAL CURRENT
    LIABILITIES.........     910.8     171.2       271.0         (252.6)      1,100.4
PENSION LIABILITY.......     440.0      53.7         8.0 (3)        --          508.7
                                                     7.0 (4)
POSTRETIREMENT BENEFITS
 OTHER THAN PENSIONS....   1,445.0     151.3        (1.0)(3)        --        1,598.3
                                                     3.0 (4)
LONG-TERM DEBT AND
 CAPITAL LEASE
 OBLIGATIONS............     451.6     244.7         --             --          696.3
OTHER LONG-TERM
 LIABILITIES............     340.2      14.8        25.0 (3)        --          380.0
STOCKHOLDERS' EQUITY:
 Preferred & Preference
  Stock.................      13.9      28.2       (28.2)(3)        --           13.9
 Common Stock...........     115.0       0.2        (0.2)(3)        --          130.1
                                                    15.1 (3)
 Common Stock Held in
  Treasury at Cost......     (60.0)    (10.3)       10.3 (3)        --          (60.0)
 Additional Paid-in
  Capital...............   1,854.0      86.7       (86.7)(3)        --        2,068.7
                                                   214.7 (3)
 (Accumulated
  Deficit)/Retained
  Earnings..............    (707.9)    150.1      (150.1)(3)        --         (737.9)
                                                   (30.0)(4)
 Unearned ESOP Stock....       --      (10.6)        --             --          (10.6)
 Deferred
  Compensation--
  Restricted Stock......       --       (2.6)        2.6 (3)        --            --
                          --------    ------     -------        -------      --------
   TOTAL STOCKHOLDERS'
    EQUITY..............   1,215.0     241.7       (52.5)           --        1,404.2
                          --------    ------     -------        -------      --------
   TOTAL LIABILITIES AND
    STOCKHOLDERS'
    EQUITY..............  $4,802.6    $877.4     $ 260.5        $(252.6)     $5,687.9
                          ========    ======     =======        =======      ========

                 PRO FORMA COMBINED CONDENSED INCOME STATEMENT

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                      BETHLEHEM     ADJUSTED              TRANSACTION      STAINLESS     COMBINED
                         BETHLEHEM   DISPOSITIONS   BETHLEHEM    LUKENS   ADJUSTMENTS     DISPOSITIONS   PRO FORMA
                         HISTORICAL (UNAUDITED)(6) (UNAUDITED) HISTORICAL (UNAUDITED)    (UNAUDITED)(5) (UNAUDITED)
                         ---------- -------------- ----------- ---------- -----------    -------------- -----------
NET SALES...............  $4,631.2     $(203.9)     $4,427.3     $994.4     $  --           $(477.9)     $4,943.8
                          --------     -------      --------     ------     ------          -------      --------
COSTS AND EXPENSES:
 Cost of Sales
  (exclusive of
  depreciation and
  amortization shown
  separately below).....   4,053.3      (256.6)      3,796.7      875.6       (4.0)(7)       (450.1)      4,218.2
 Depreciation and
  Amortization..........     231.0        (3.1)        227.9       51.8       18.0 (8)        (27.0)        270.7
 Selling, Administration
  and General Expense...     107.9        (3.6)        104.3       53.6        --             (21.3)        136.6
 Estimated (Gain) Loss
  on Exiting Businesses.    (135.0)        --         (135.0)       --        35.0 (4)          --         (100.0)
                          --------     -------      --------     ------     ------          -------      --------
   TOTAL COSTS AND
    EXPENSES............   4,257.2      (263.3)      3,993.9      981.0       49.0           (498.4)      4,525.5
                          --------     -------      --------     ------     ------          -------      --------
INCOME (LOSS) FROM
 OPERATIONS.............     374.0        59.4         433.4       13.4      (49.0)            20.5         418.3
FINANCING INCOME
 (EXPENSE):
 Interest and Other
  Financing Costs.......     (47.5)        --          (47.5)     (19.1)       --               --          (66.6)
 Interest Income........       9.2         --            9.2        --         --               --            9.2
                          --------     -------      --------     ------     ------          -------      --------
INCOME (LOSS) BEFORE
 INCOME TAXES ..........     335.7        59.4         395.1       (5.7)     (49.0)            20.5         360.9
BENEFIT (PROVISION) FOR
 INCOME TAXES...........     (55.0)       (9.0)        (64.0)       1.1        7.0 (9)         (3.5)        (59.4)
                          --------     -------      --------     ------     ------          -------      --------
NET INCOME (LOSS).......     280.7        50.4         331.1       (4.6)     (42.0)            17.0         301.5
DIVIDENDS ON PREFERRED
 AND PREFERENCE STOCK...      41.6         --           41.6        2.0       (2.0)(10)         --           41.6
                          --------     -------      --------     ------     ------          -------      --------
NET INCOME (LOSS)
 APPLICABLE TO COMMON
 STOCK..................  $  239.1     $  50.4      $  289.5     $ (6.6)    $(40.0)         $  17.0      $  259.9
                          ========     =======      ========     ======     ======          =======      ========
NET INCOME (LOSS) PER
 SHARE..................  $   2.13                               $(0.45)                                 $   2.06 (10)
                          ========                               ======                                  ========
AVERAGE SHARES
 OUTSTANDING (IN
 THOUSANDS).............   112,439                                          13,974 (10)                   126,413

     NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
                 (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

  (1) BASIS OF PRESENTATION. The purchase method of accounting has been used in the preparation of the accompanying unaudited pro forma combined condensed financial statements. Under this method of accounting, the aggregate purchase price is allocated to specific assets acquired and liabilities assumed based on their estimated fair values. Because the Stock Consideration will be based on the Average Market Price, the final aggregate purchase price will not be known until the Effective Time. For purposes of the unaudited pro forma combined condensed financial statements, the preliminary fair values of Lukens' assets and liabilities were estimated by Bethlehem's management based primarily on its knowledge of the carbon and alloy plate business, on information obtained from investment advisors regarding the Stainless business and on information furnished by Lukens' management. The final allocation of the purchase price will not be determined until after the consummation of the Merger and will be based on a final evaluation of the Lukens assets acquired and liabilities assumed at the Closing Date, adjusted to be consistent with Bethlehem's accounting policies. All required work to fully evaluate the assets and liabilities of Lukens acquired by Bethlehem will not be completed by the Closing Date and purchase accounting adjustments may not be finalized for up to one year after the Closing Date. Except for the resulting goodwill that will ultimately be based on the final Lukens' assets acquired and liabilities assumed by Bethlehem on the closing date, the final aggregate purchase price and the ultimate proceeds received from the disposition of the Stainless Group assets not covered by the Sale Agreement with Allegheny Ludlum, any such final purchase accounting adjustments are not expected to have a material effect on future results of operations or financial position when compared to the preliminary purchase accounting adjustments included in these unaudited pro forma combined condensed financial statements. The final purchase accounting adjustments are contingent upon the final Lukens assets acquired and liabilities assumed by Bethlehem at the Closing Date, the Average Market Price of Bethlehem Common Stock as described above and in Note 2, the actuarial valuation of Lukens pension and other postretirement benefit obligations as described in Note 3(b), the adjustments to liabilities for costs incurred after consummation of the Merger in excess of amounts recorded as liabilities by Lukens as described in Note 3(c) and the ultimate proceeds from the disposition of the Stainless Group assets not covered by the Sale Agreement with Allegheny Ludlum as described in Note 5. The unaudited pro forma combined condensed financial information is presented for the calendar year ended December 31, 1997. Lukens has a 52-53 week fiscal year ending on the last Saturday of December in each calendar year. Lukens' 1997 fiscal year ended on December 27, 1997.

  (2) PURCHASE PRICE INFORMATION. Pursuant to the Merger Agreement, each share of Lukens Common Stock issued and outstanding at the Effective Time (other than shares owned by Lukens, which will be canceled, and shares held by stockholders exercising appraisal rights under Section 262 of the DGCL, if available) will be converted into the right to receive, at the stockholder's election but subject to possible proration, either $30 in cash or shares of Bethlehem Common Stock with an initial value of $30. If the Average Market Price is greater than $10.42, the total equivalent purchase price per share of Lukens Common Stock will have an initial value greater than $30. If the Average Market Price is less than $6.95, such shares will have an initial value of less than $30. 68% of the Lukens shares will be converted into Cash Consideration and 32% into Stock Consideration. The number of shares of Bethlehem Common Stock to be issued for each share of Lukens Common Stock exchanged for Bethlehem Common Stock will equal $30 divided by the Average Market Price based on the daily closing prices per share of Bethlehem Common Stock during the 15 consecutive full NYSE trading days immediately preceding the third full NYSE trading day prior to the Effective Time, as such prices are reported on the NYSE Tape, but will not be less than 2.878 nor more than
4.317 shares (such limits on the Conversion Number are referred to herein as the "Collar"). The Collar benefits Lukens stockholders in the event of increases in the market value of Bethlehem Common Stock above $10.42 per share by ensuring that Lukens stockholders will receive a minimum number of shares of Bethlehem Common Stock and results, if operative, in such stockholders receiving consideration with a value that is greater than $30 per share. The Collar would be disadvantageous to Lukens stockholders in the event of decreases in the market value of Bethlehem Common Stock below $6.95 per share because it would limit the number of shares of Bethlehem Common Stock issued and results, if operative, in such stockholders receiving consideration with a value that is less than $30 per share.

Under the Merger Agreement, Bethlehem will issue no more than 22.6 million shares, nor less than 15.1 million shares, of Bethlehem Common Stock. Pro forma earnings and book value per common share for the year ended and as of December 31, 1997, based on the minimum and maximum shares to be issued are as follows:

                                                                 MINIMUM MAXIMUM
                                                                 ------- -------
   Number of shares issued (millions)...........................  15.1    22.6
   Pro forma equivalent earnings per share......................  $2.06   $1.94
   Pro forma equivalent book value per share....................  $6.66   $6.29

  Based on the minimum Conversion Number of 2.878 and the number of shares of Lukens Common Stock and equivalents outstanding on December 31, 1997, Bethlehem would issue 15,059,655 shares of Bethlehem Common Stock and would pay $333.6 cash to Lukens' stockholders (including holders of restricted stock) as of the Closing Date. If Bethlehem Common Stock has an Average Market Price between $6.95 and $10.42 per share, the equivalent price per share of Lukens Common Stock would be $30 and the value to Lukens' stockholders (including holders of restricted stock) would be $490.6. For every $1 that the Average Market Price of a share of Bethlehem Common Stock exceeds $10.42, the equivalent price per share of Lukens Common Stock would exceed $30 by $.92 and the value to Lukens' stockholders would exceed $490.6 by $15.1. In addition, the change in control amount would increase as a result of the increased value of the Employee Stock Options and the restricted stock. The components of the aggregate purchase price, assuming that a share of Bethlehem Common Stock has an Average Market Price of $15.26, which would be the Average Market Price if the Effective Time had occurred on April 24, 1998, the date of this Proxy Statement/Prospectus, are as follows:

   Estimated shares of Lukens Common Stock outstanding (assuming conversion of ESOP Preferred Stock outstanding and excluding restricted stock shown in change in control below) at December
    31, 1997.......................................................  16,218,127
   Equivalent price per share...................................... $     34.45
                                                                    -----------
   Value to Lukens' stockholders--purchase price................... $     558.7
   Estimated change in control amount:
     Salaries and bonuses under Severance Agreements...............        10.0
     Additional pension service and benefits.......................         5.0
     Cash lump sum payment to participants in the SERP.............         7.0
     Reimbursement for excise taxes................................        12.0
     Employee Stock Options........................................        17.0
     Restricted stock..............................................         5.0
                                                                    -----------
   Total...........................................................        56.0
                                                                    -----------
   Estimated investment advisors, accounting, legal and other
    professional fees..............................................        15.0
                                                                    -----------
   Aggregate purchase price........................................ $     629.7
                                                                    ===========

ADJUSTMENTS TO THE UNAUDITED COMBINED CONDENSED BALANCE SHEET AND INCOME
STATEMENT

  (3) To record the aggregate purchase price of the Merger as described in Notes (1) and (2) above and to eliminate certain historical Lukens balances as follows:

   Issuance of new Bethlehem equity (see Note 2) of 15,059,655 common shares assuming an Average Market Price of $15.26 per share allocated as follows:
     Common stock, par value $1.00 per share (15,059,655 shares).....  $ 15.1
     Capital in excess of par value..................................   214.7
   Cash paid to Lukens' stockholders (a).............................   328.9
   Estimated change in control liability.............................    56.0
   Estimated investment advisors, legal, accounting and other profes-
    sional fees......................................................    15.0
                                                                       ------
   Aggregate purchase price (see Note 2).............................   629.7
                                                                       ------
   Less: Stockholders' equity of Lukens, including ESOP Preferred
    Stock:
     ESOP Preferred Stock............................................   (28.2)
     Common Stock....................................................    (0.2)
     Common Stock held in treasury...................................    10.3
     Additional paid-in capital......................................   (86.7)
     Retained earnings...............................................  (150.1)

     Deferred compensation--restricted stock..........................     2.6
   Adjustment of inventory to replacement value.......................   (30.0)
   Adjustment of certain plant and equipment to replacement value.....   (75.0)
   Adjustments to deferred income tax asset:
     Elimination of Lukens' asset--current............................    13.7
     Elimination of Lukens' asset--long-term..........................    34.6
     Net deferred tax asset recognized based on taxable temporary dif-
      ferences acquired (after making purchase accounting adjustments)
      at Bethlehem's estimated effective tax rate.....................   (22.7)
   Elimination of Lukens intangible asset--goodwill...................    32.2
   Adjustments of employee benefit obligations to eliminate existing unrecognized net gain or loss, prior service cost from plan amend-
    ments
   and the initial transition obligation, and intangible asset--pen-
    sions (b):
     Intangible asset--pensions.......................................    22.8
     Pension liability................................................     8.0
     Postretirement benefits other than pensions......................    (1.0)
   Adjustment of long-term liabilities to fair value (c)..............    25.0
                                                                        ------
     Total Lukens stockholders' equity and adjustments to acquired as-
      sets and liabilities............................................  (244.7)
                                                                        ------
   Recognition of intangible asset--goodwill..........................  $385.0
                                                                        ======

--------
(a) Bethlehem has announced its intention to finance a portion of the Cash Consideration to be paid to Lukens stockholders in connection with the Merger through the sale of Lukens' Stainless Group. Bethlehem has signed the Sale Agreement to sell certain Stainless Group assets to Allegheny Ludlum for $175. In the event that closing of the Allegheny Ludlum transaction does not take place simultaneously with the Closing of the Merger with Lukens, Bethlehem has arranged a short-term line of credit for $200. Bethlehem's source of the Cash Consideration to be paid Lukens stockholders is assumed to be this $200 line of credit and Bethlehem's available cash on hand. Bethlehem's cash on hand expected to be available at Closing and Bethlehem's receivable purchase and sale arrangement with a group of 13 banks that is available through September 12, 2002 provide reasonable assurance that Bethlehem will have sufficient cash to meet its requirements at Closing.
(b) Bethlehem will not obtain actuarial valuations of Lukens' pension and other postretirement benefit obligations until after the Merger is consummated. Actuarial valuations may differ from those currently used by Lukens to measure its pension and other postretirement benefit obligations, including differences resulting from conforming actuarial policies and assumptions. Accordingly, the differences resulting from the final actuarial valuation of Lukens' pension and postretirement benefit obligation valuations will be reflected in the allocation of the purchase price as of the Closing Date. Any such final adjustments to the pension and other postretirement benefit obligations are not expected to have a material effect on Bethlehem's financial position or future results of operations.
(c) Represents Bethlehem's preliminary estimate of appropriate purchase accounting adjustments for costs to be incurred after consummation of the Merger in excess of amounts recorded as liabilities by Lukens covering, for example, severance and other employee benefits related to planned reduction of selling, general and administration employees, conforming employee benefit policies, separation and disposal of stainless and non-operating facilities, fair valuing financial obligations and potential future environmental, investigative and other clean up costs for existing contamination prior to consummation of the Merger. Bethlehem has engaged or plans to engage consultants to assist in assessing these matters. Based on the work to be performed by these consultants, Bethlehem expects to finalize, in all material respects, the amounts required to be reflected as purchase accounting adjustments by December 31, 1998, or within one year of consummation of the Merger. Any such final adjustments are not expected to have a material effect on Bethlehem's financial position or future results of operations.

  (4) Recognition of impairment loss on equipment and curtailment loss for employee benefits of $35 ($30 after tax) in connection with the closure of Bethlehem's 160p plate mill at the Sparrows Point Division to be implemented and recognized upon consummation of the Merger in the second quarter of 1998, reducing Bethlehem employees by approximately 425. If the Merger is not consummated, Bethlehem will continue to operate the plate mill at the Sparrows Point facility.

  (5) Recognition of the planned sale of the entire Lukens' Stainless Group. Bethlehem has announced its intention to sell Lukens' Stainless Group, including those assets to be sold to Allegheny Ludlum pursuant to the Sale Agreement. Bethlehem plans to sell the remaining Stainless Group plant and equipment and liquidate working capital within one year of the date of the Merger. The ultimate proceeds from disposition of the Stainless Group assets not covered by the Sale Agreement with Allegheny Ludlum may cause an adjustment to goodwill in the future. Any such adjustment to goodwill is not expected to have a material effect on Bethlehem's financial position or future results of operations. See Lukens' Annual Report on Form 10-K for the fiscal year ended December 27, 1997, which is incorporated herein by reference, for further information on Lukens' Stainless Group. Bethlehem plans to account for the Stainless Group segment as discontinued operations, in accordance with APB Opinion No. 30 and EITF 87-11, from the consummation of the Merger to dates of disposal. The disposal of the Stainless Group will not affect Bethlehem future operating results except for any required adjustment to Goodwill and related amortization.

  (6) Elimination of the results of operations of the following businesses that Bethlehem exited during 1997 or during the first quarter of 1998: Iron Ore Company of Canada, Bethlehem Structural, Bethlehem Coke, BethForge, CENTEC, BethShip and HPM. See Note C. Estimated Gain (Loss) on Exiting Businesses and Impairment of Long-lived Assets to the consolidated financial statements in Bethlehem's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, which is incorporated herein by reference.

  (7) Recognition of lower pension expense to reflect the elimination of Lukens' amortization of prior service cost resulting from the appropriate purchase accounting adjustments to the pension liability.

  (8) Amortization of goodwill on a straight-line basis over 25 years and depreciation of the purchase accounting adjustment to property, plant and equipment on a straight-line basis over 18 years.

  (9) Income tax expense on the results of operations of Lukens and the pro forma adjustments, excluding non-deductible goodwill amortization, at Bethlehem's estimated effective rate for income statement purposes.

  (10) Pro forma earnings per share calculated reflects the elimination of dividends on Lukens Preferred Stock and assumes 13,973,944 shares (an estimated 15,065,299 shares of Bethlehem Common Stock issued in connection with the Merger less 1,091,355 unearned ESOP shares) were outstanding from January 1, 1997.

                COMPARISON OF RIGHTS OF COMMON STOCKHOLDERS OF
                             BETHLEHEM AND LUKENS

  The rights of Bethlehem stockholders are governed by the Bethlehem Restated Certificate of Incorporation (the "Bethlehem Certificate of Incorporation"), its By-laws (the "Bethlehem By-laws") and the DGCL. The rights of Lukens stockholders are governed by the Lukens Restated Certificate of Incorporation (the "Lukens Certificate of Incorporation"), the Lukens Amended and Restated By-laws (the "Lukens By-laws") and the DGCL. After the Effective Time, the rights of Lukens stockholders who become Bethlehem stockholders will be governed by the Bethlehem Certificate of Incorporation, the Bethlehem By-laws and the DGCL.

  The following is a summary of the material differences between the rights of Bethlehem stockholders and the rights of Lukens stockholders. This summary addresses all material provisions of the DGCL and the Certificate of Incorporation and By-laws of each of Bethlehem and Lukens that relate to such material differences but is not intended to be complete and is qualified in its entirety by reference to applicable provisions of the DGCL and to the Certificate of Incorporation and By-laws of each of Bethlehem and Lukens.

AUTHORIZED CAPITAL STOCK

  Bethlehem. The total number of shares of all classes of stock that Bethlehem has the authority to issue is 290,000,000, of which: (i) 20,000,000 are preferred stock, par value $1.00, (ii) 20,000,000 are preference stock, par value $1.00, and (iii) 250,000,000 are to be common stock, par value $1.00.

  Lukens. The total number of shares of all classes of stock that Lukens has the authority to issue is 41,000,000, of which: (i) 1,000,000 are preferred stock, par value $.01, and (ii) 40,000,000 are common stock, par value $.01.

SIZE OF BETHLEHEM AND LUKENS BOARDS; STAGGERED BOARDS

  Bethlehem. The Bethlehem Certificate of Incorporation provides that the number of directors shall be fixed by, or in the manner provided in, the Bethlehem By-laws but the number of directors may not be less than three. The Certificate of Incorporation also provides that the number will be increased for periods during which there is a default in preference dividends, with the additional directors to be elected by the holders of Bethlehem preferred stock. The Bethlehem By-laws provide that the number of directors may be determined by the vote of the majority of the Board. Until the Board otherwise determines, the number of directors is 15. Bethlehem currently has 13 directors. Stockholders of Bethlehem elect directors in April of each year to serve for terms of one year and until their successors have been elected and qualified.

  Lukens. The Lukens Certificate of Incorporation provides that the Lukens Board shall consist of not less than nine or more than 13 directors, with the exact number of directors to be determined from time to time by resolution adopted by a majority of the Lukens Board. The Lukens Board is divided into three classes, designated Class I, Class II and Class III. Each class must consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Lukens Board. The Lukens Board currently consists of ten members: three directors with terms expiring in 1998, three directors with terms expiring in 1999 and four directors with terms expiring in 2000. Lukens directors are elected to serve three-year terms. If the number of directors is changed, the increase or decrease is apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class holds office for a term coinciding with the remaining term of that class. In no case will a decrease in the number of directors shorten the term of any incumbent director.

ELECTION OF DIRECTORS

  Bethlehem. The Bethlehem By-laws provide that the directors will be the persons receiving the greatest number of votes, up to the number of directors to be elected, at a meeting of the stockholders entitled to vote for the election of directors at which a quorum is present. Neither the Bethlehem Certificate of Incorporation nor the Bethlehem By-laws provide for cumulative voting.

  Lukens. The Lukens Certificate of Incorporation provides that the Lukens Common Stock will be entitled to one vote per share which may be voted cumulatively in the election of directors in accordance with Section 214 of the DGCL. Under Section 214 of the DGCL, each holder of Lukens Common Stock is entitled to a number of votes equal to the number of shares of Lukens Common Stock held by such holder multiplied by the number of directors to be elected. A holder may cast all such votes for a single candidate or may distribute them among any number of candidates.

REMOVAL OF DIRECTORS

  Bethlehem. The Bethlehem By-laws provide that any director may be removed, with or without cause, by the affirmative vote of the stockholders of record holding a majority of the shares entitled to vote at an election of directors. "Cause" is defined in the Bethlehem By-laws as the willful and continuous failure substantially to perform one's duties to Bethlehem or the willful engaging in gross misconduct materially and demonstrably injurious to Bethlehem.

  Lukens. The Lukens Certificate of Incorporation provides that subject to the rights, if any, of the holders of shares of Lukens preferred stock then outstanding, any or all of the Lukens directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of the outstanding securities of Lukens then entitled to vote generally in the election of directors, considered for purposes of removal of directors as one class.

SPECIAL MEETING OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT

  Bethlehem. The Bethlehem Certificate of Incorporation provides that special meetings of the stockholders for any purpose or purposes may be called only by
(i) the Chairman, (ii) the President, (iii) the Secretary or (iv) the majority of the whole Board. Only such business as is specified in the notice of any special meeting of the stockholders shall come before such meeting. Any action that may be taken at an annual or special meeting may be taken without a meeting by written consent of the holders of the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote were present and voted.

  Lukens. The Lukens Certificate of Incorporation provides that special meetings of Lukens Stockholders, for any purpose or purposes, may be called only by: (i) the Lukens Board, (ii) the Chairman of the Lukens Board, (iii) the President or (iv) at any time prior to an Acquisition Transaction (as defined in the Lukens Certificate of Incorporation), by the stockholders entitled to cast at least 1/5 of the votes that all stockholders are entitled to cast at such meeting. The Lukens Certificate of Incorporation has eliminated the ability of stockholders to act by written consent.

STOCKHOLDER LISTS; INSPECTION RIGHTS

  Bethlehem. The Bethlehem By-laws require the preparation, at least ten days before every meeting of the stockholders, of a complete alphabetical list of the stockholders entitled to vote at the meeting. The list must show the address of, and the number of shares registered in the name of, each stockholder. The list must be open to inspection by any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least ten days prior to the meeting.

  Lukens. The provisions of the Lukens By-laws regarding stockholder lists and rights of inspection are the same as those of the Bethlehem By-laws in all material respects.

AMENDMENT OF CERTIFICATE OF INCORPORATION

  Bethlehem. The Bethlehem Certificate of Incorporation provides that its provisions may be amended or repealed in the manner prescribed by law. The DGCL provides that a corporation may amend its certificate of incorporation in the following manner: (i) the board of directors adopts a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders, (ii) the special or annual meeting is called and held upon notice setting forth the amendment or a brief summary of the changes to be effected and (iii) at the meeting a vote of the stockholders entitled to vote on the amendment is taken. If a majority of the outstanding stock entitled to vote on the amendment, and a majority of the outstanding stock of each class entitled to vote on the amendment as a class, is voted in favor of the amendment, a certificate of amendment is executed, acknowledged and filed and the amendment becomes effective. Any provision of a certificate of incorporation that requires for action the vote of a greater number or proportion of voting power than would otherwise be required by the DGCL may not be altered, amended or repealed except by such greater vote.

  Lukens. The Lukens Certificate of Incorporation also provides that its provisions may be amended or repealed in the manner prescribed by law, except that any proposal to amend, repeal or adopt any provision of the Lukens Certificate of Incorporation inconsistent with the Lukens Fair Price Provision (as defined below) which is proposed by or on behalf of an Interested Stockholder (as defined below) or an affiliate or associate of an Interested Stockholder will require the affirmative vote of the holders of not less than 66 2/3% of the votes entitled to be cast by the holders of all the then outstanding shares of voting stock of Lukens, voting together as a single class, excluding such voting stock beneficially owned by such Interested Stockholder. Such 66 2/3% vote will not be required for any amendment, repeal or adoption unanimously recommended by the Lukens Board if all of its directors are persons who would be eligible to serve as Continuing Directors (as defined below).

AMENDMENT OF BY-LAWS

  Bethlehem. The Bethlehem Certificate of Incorporation provides that the Bethlehem Board may adopt, amend or repeal the by-laws of Bethlehem. Under the DGCL, the stockholders have the power to adopt, amend or repeal a corporation's by-laws. In its certificate of incorporation, a corporation may confer the power to adopt, amend or repeal its by-laws upon the directors. Conferring such power on the directors does not, however, divest the stockholders of the power to adopt, amend or repeal the by-laws.

  Lukens. The Lukens Certificate of Incorporation authorizes the Lukens Board to make, repeal, alter, amend and rescind the Lukens By-laws. The Lukens By-laws provide that they may be altered, amended or repealed in whole or in part by the vote of a majority of the whole Lukens Board at any meeting duly convened after proper notice is given to directors of the proposed amendment. The Lukens Certificate of Incorporation provides that the Lukens By-laws shall not be made, repealed, altered, amended or rescinded by the stockholders of Lukens except by the affirmative vote of the holders of not less than 80% of the total voting power of all outstanding securities of Lukens then entitled to vote generally in the election of directors.

REQUIRED VOTE FOR AUTHORIZATION OF CERTAIN ACTIONS

  Bethlehem. The Bethlehem By-laws provide that, except as otherwise provided in the Bethlehem Certificate of Incorporation, each stockholder entitled to vote is entitled to one vote per share of stock of Bethlehem held of record on the record date for such vote. Unless otherwise specified, all matters are decided by the vote of a majority in voting interest of the stockholders present in person or by proxy and entitled to vote, provided a quorum is present. A quorum consists of a majority of the shares of stock of Bethlehem entitled to vote on a matter.

  Lukens. A majority of the shares entitled to vote constitutes a quorum. Unless otherwise specified, all issues are decided by the vote of a majority of the stock represented and entitled to vote at a meeting.

BUSINESS COMBINATIONS

  In general, Section 203 of the DGCL prohibits an interested stockholder (generally, a 15% or greater stockholder) of a Delaware corporation from engaging in a "business combination" (as defined in the DGCL) with such corporation for three years following the time such person became an interested stockholder. The provision is not applicable when (i) prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, such interested stockholder owned at least 85% of the outstanding voting stock of the corporation, not including shares owned by directors who are also officers and by certain employee stock plans or (iii) at or subsequent to the time that the stockholder becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock entitled to vote thereon, excluding shares owned by the interested stockholder.

  The restrictions of Section 203 generally do not apply to business combinations with an interested stockholder that are proposed subsequent to the public announcement of, and prior to the consummation or abandonment of, certain mergers, sales of a majority of a corporation's assets or tender offers for 50% or more of a corporation's voting stock. The DGCL allows corporations to elect not to be subject to Section 203 of the DGCL.

  Section 203 would not preclude the holders of a controlling interest from exercising control over Bethlehem or Lukens and would not prevent a hostile takeover or hostile acquisition of control of Bethlehem or Lukens. Section 203 may, however, discourage or make more difficult a hostile takeover or acquisition of control.

  Bethlehem. The Bethlehem Certificate of Incorporation does not contain an election not to be subject to Section 203 of the DGCL.

  Lukens. The Lukens Certificate of Incorporation does not contain an election not to be subject to Section 203 of the DGCL.

FAIR PRICE PROVISIONS

  Bethlehem. The Bethlehem Certificate of Incorporation does not contain a fair price provision.

  Lukens. The Lukens Certificate of Incorporation requires, in addition to any other affirmative vote otherwise required, the affirmative vote of not less than 66 2/3% of the votes entitled to be cast by the holders of all the then outstanding shares of voting stock, voting together as a single class, excluding the stock of an Interested Stockholder (as defined below), for the approval of a Business Combination (defined generally to include, among other transactions, a merger, certain sales or exchanges of assets and certain recapitalizations) with or proposed by an Interested Stockholder or an affiliate or associate of such, unless certain criteria set forth in the Lukens Certificate of Incorporation are met, including the requirements that either (i) such Business Combination is approved by a majority of Continuing Directors (defined generally to include any director (a) who was a member of the initial Lukens Board, (b) who is not an Interested Stockholder or an affiliate, associate or representative of the Interested Stockholder and who was a member of the Lukens Board prior to the Interested Stockholder becoming an Interested Stockholder, or (c) who subsequently becomes a member of the Lukens Board if such director is not an Interested Stockholder or an affiliate, associate or representative of the Interested Stockholder and such person's nomination for election or election to the Lukens Board was recommended or approved by a majority of the Continuing Directors) or (ii) (a) the aggregate amount of cash and the fair market value of consideration other than cash to be received by the holders of Lukens Common Stock and holders of any class or series of outstanding Lukens capital stock, other than Lukens Common Stock, are each at least equal to a certain minimum amount, (b) the consideration received by Lukens stockholders meets certain criteria as to the form thereof, (c) there shall not have occurred certain adverse events in respect of dividends on Lukens capital stock, (d) a proxy or information statement describing the Business Combination is mailed to all Lukens stockholders and (e) such Interested Stockholder shall not have made any major change in Lukens' business or equity capital structure without the approval of a majority of Continuing Directors (the "Lukens Fair Price Provision"). The Lukens Certificate of Incorporation defines an "Interested Stockholder" as any person (other than Lukens or one of its subsidiaries and other than any profit-sharing, employee stock ownership or other employee benefit plan of Lukens or one of its subsidiaries or any trustee of or fiduciary with respect to any such plan when acting in such capacity) who (a) is or has announced or publicly disclosed a plan or intention to become the beneficial owner of stock representing 10% or more of the votes entitled to be cast by the holders of all then outstanding shares of stock entitled to vote generally at stockholders' meetings or (b) is an affiliate or associate of Lukens and at any time within the two year period immediately prior to the date in question was the beneficial owner of stock representing 10% or more of the votes entitled to be cast by the holders of all then outstanding shares of stock which are then entitled to vote generally at stockholders' meetings.

RIGHTS PLANS

  Bethlehem. On September 28, 1988, the Bethlehem Board declared a dividend distribution of one right (a "Bethlehem Right") for each outstanding share of Bethlehem Common Stock. Each Bethlehem Right entitles the registered holder to purchase from Bethlehem a unit consisting of one one-hundredth of a share (a "Bethlehem Unit") of Series A Junior Participating Preference Stock, par value $1.00 per share, at a purchase price of $80.00 per Bethlehem Unit, subject to adjustment. The description and terms of the Bethlehem Rights are set forth in a Rights Agreement dated as of September 28, 1988 as amended by Amendment No. 1 to the Rights Agreement dated as of November 1, 1995 (the "Bethlehem Rights Agreement").

  Initially, the Bethlehem Rights will be attached to all Bethlehem Common Stock certificates and no separate Bethlehem Rights certificates will be issued. The Bethlehem Rights will separate from the Bethlehem Common Stock and a distribution date will occur upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Bethlehem Common Stock and otherwise becomes a Bethlehem Acquiring Person, as defined below (the "Bethlehem Stock Acquisition Date"), or (ii) ten business days (or such later date as may be determined by the Bethlehem Board) following the commencement of a tender offer or exchange offer (or such later date as may be determined by the Bethlehem Board) that would result in a person or group beneficially owning 20% or more of such outstanding shares of the Bethlehem Common Stock.

  In the event that (i) a Person (as defined in the Bethlehem Rights Agreement) becomes a Bethlehem Acquiring Person (except pursuant to an offer for all outstanding shares of Bethlehem Common Stock which at least a majority of the directors of the Bethlehem Board who are not officers of Bethlehem and who are not representatives, nominees, Affiliates or Associates (as defined in the Bethlehem Rights Agreement) of Bethlehem or a Bethlehem Acquiring Person determines to be fair to, and otherwise in the best interests of, Bethlehem and its stockholders), (ii) Bethlehem is the surviving corporation in a merger with a Bethlehem Acquiring Person and its common stock is not changed or exchanged, (iii) a Bethlehem Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Bethlehem Rights Agreement, or (iv) during such time as there is a Bethlehem Acquiring Person, an event occurs which results in such Bethlehem Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of a Bethlehem Right will thereafter have the right to receive, upon exercise, Bethlehem Common Stock (or, in certain circumstances, cash, property, or other securities of Bethlehem) having a value equal to two times the exercise price of the Bethlehem Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Bethlehem Rights that are, or (under certain circumstances specified in the Bethlehem Rights Agreement) were, beneficially owned by a Bethlehem Acquiring Person or Associates or Affiliates of a Bethlehem Acquiring Person will be null and void.

  "Bethlehem Acquiring Person" means any person who, together with all affiliates and associates of such person, is the beneficial owner of 15% or more of the shares of Bethlehem Common Stock then outstanding (subject to certain exceptions).

  In the event that, at any time following the Bethlehem Stock Acquisition Date, (i) Bethlehem is acquired in a merger or other business combination transaction in which Bethlehem is not the surviving corporation (other than a merger described in the second preceding paragraph or a merger which follows an offer described in the second preceding paragraph), or (ii) 50% or more of Bethlehem's assets or earning power is sold or transferred, each holder of a Bethlehem Right (except Bethlehem Rights which previously have been voided as set forth above) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Bethlehem Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

  The Bethlehem Rights have certain anti-takeover effects. They will cause substantial dilution to a person or group that attempts to acquire Bethlehem in a manner that causes a Triggering Event unless the offer is conditioned on the acquisition of a substantial number of the Bethlehem Rights. The Bethlehem Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of Bethlehem and its stockholders as determined by a majority of the independent directors, or willing to negotiate with the Bethlehem Board. The Bethlehem Rights should not interfere with any merger or other business combination approved by the Bethlehem Board because the Bethlehem Board may, at any time until ten days following the Bethlehem Stock Acquisition Date, redeem all the then outstanding Rights at a price of $.01 per Right. The Bethlehem Rights are not exercisable following the occurrence of a Triggering Event until such time as they are no longer redeemable by Bethlehem.

  Lukens. On September 25, 1996, the Lukens Board declared a dividend distribution of one right (a "Lukens Right") for each outstanding share of Lukens Common Stock. Each Lukens Right entitles the registered holder to purchase from Lukens a unit consisting of one one-hundredth of a share (a "Lukens Unit") of Series A Junior Participating Preferred Stock, par value $.01 per share, of Lukens at a purchase price of $80 per Lukens Unit, subject to adjustment. The description and terms of the Lukens Rights are set forth in the Renewed Rights Agreement dated as of September 25, 1996 (the "Lukens Rights Agreement") between Lukens and American Stock Transfer and Trust Company, as Rights Agent. The Lukens Rights Agreement became effective, by its terms, on August 10, 1997. The Lukens Rights, by their terms, expire on September 25, 2006, unless the Lukens Board extends the final expiration date under the Lukens Rights Agreement or redeems them earlier.

  Prior to the occurrence of a distribution date (as defined below), the Lukens Rights will be attached to all shares of Lukens Common Stock and no separate Lukens Rights certificates will be distributed. The Lukens Rights will separate from the Lukens Common Stock and a distribution date will be deemed to have occurred upon the earlier to occur of: (i) the tenth business day (unless postponed by the Lukens Board) after the date on which there is a public announcement that a person (a "Lukens Acquiring Person") has acquired beneficial ownership of 15% or more of the then outstanding shares of Lukens Common Stock (such first date of public announcement being referred to as the "Lukens Stock Acquisition Date"); (ii) the tenth business day (unless postponed by the Lukens Board) after the date on which a person commences a tender offer or exchange offer for the outstanding shares of Lukens Common Stock if, upon consummation thereof, the offeror would be the beneficial owner of 15% or more of the then outstanding shares of Lukens Common Stock; or (iii) immediately following a determination by the Lukens Board that any person is an Adverse Person (as defined below). An "Adverse Person" is any person found to be such by the Lukens Board (with the concurrence of a majority of the outside directors). A person may be found to be an Adverse Person upon a determination by the Lukens Board that such person has become the beneficial owner of 10% or more of Lukens Common Stock and that (i) such beneficial ownership is intended to cause Lukens to repurchase the Lukens Common Stock beneficially owned by such person or to pressure Lukens to take actions or enter into one or more transactions intended to provide such person with short-term financial gains that are not in the best long-term interests of Lukens and its stockholders or (ii) such beneficial ownership is causing or is reasonably likely to cause a material adverse impact on the business or prospects of Lukens.

  The Lukens Rights do not become exercisable, however, until the occurrence of a Flip-In Event or a Flip-Over Event (each as defined below). In the event that (i) any Lukens Acquiring Person or any Associate or

Affiliate (as defined in the Lukens Rights Agreement) of such person shall merge or otherwise combine with Lukens and (A) Lukens shall be the surviving corporation in such transaction and (B) the Lukens Common Stock shall remain unchanged, (ii) any person (other than an Exempt Person (as defined in the Lukens Rights Agreement)) shall become the beneficial owner of 15% or more of the Lukens Common Stock (subject to certain exceptions and excluding a tender offer or exchange offer for all outstanding shares of Lukens Common Stock at a price determined by a majority of Lukens' Outside Directors (as defined in the Lukens Rights Agreement) to be fair to and in the best interests of Lukens' stockholders), or (iii) the Lukens Board shall declare any person to be an Adverse Person, a flip-in event (a "Flip-In Event") will be deemed to have occurred. Following the occurrence of a Flip-In Event, each Lukens Right (other than Lukens Rights held by the party triggering the Lukens Rights and certain related persons and transferees, which are voided) will entitle the holder to acquire, upon payment of the purchase price, Lukens Common Stock having a value equal to twice the purchase price of the Lukens Right.

  In the event that, following the Lukens Stock Acquisition Date, directly or indirectly, (i) Lukens engages in a merger or consolidation in which Lukens is not the surviving corporation, (ii) another entity merges or consolidates with Lukens and in connection therewith the Lukens Common Stock is exchanged for or changed into the stock of another entity or (iii) Lukens (or one or more of its subsidiaries), in one or more related transactions, sells assets, cash flow or earning power aggregating more than 50% of the assets, cash flow or earning power of Lukens and its subsidiaries taken as a whole, a flip-over event (a "Flip-Over Event") will be deemed to have occurred. Following the occurrence of a Flip-Over Event, each Lukens Right (other than Lukens Rights held by the party triggering the Lukens Rights and certain related persons and transferees, which are voided) becomes exercisable, upon payment of the purchase price, for common stock of the other party to the transaction having a value equal to twice the purchase price.

  Lukens Rights held by a party that causes the Lukens Rights to be triggered (i.e., a Lukens Acquiring Person or an Adverse Person) and certain related persons and transferees are voided after the Lukens Rights are triggered and become exercisable for Lukens Common Stock at a discount (i.e., a Flip-In Event has occurred) or become exercisable for common stock of the acquiror at a discount (i.e., a Flip-Over Event has occurred).

  Lukens Rights are generally redeemable at $.01 per Lukens Right by action of the Lukens Board at any time prior to the tenth business date following the Lukens Stock Acquisition Date, unless there has been an earlier event involving an Adverse Person. In general, the Lukens Rights Agreement may be amended by the Lukens Board (i) prior to the distribution date in any manner and (ii) on or after the distribution date in certain respects, including (A) to shorten or lengthen any time period and (B) in a manner not adverse to the interests of Lukens Rights holders (other than an Acquiring Person or an Adverse Person). However, certain basic economic terms may not be amended (i.e., redemption price and number of shares issuable on exercise of Lukens Rights) and amendments extending the redemption period must be made while the Lukens Rights are still redeemable.

  The Lukens Rights Plan is designed, among other things, to deter certain coercive or abusive takeover tactics (such as the acquisition of a significant position by one or more stockholders without offering fair value to all stockholders), encourage third parties interested in acquiring Lukens to negotiate with the Lukens Board and otherwise assist the Lukens Board in representing the interests of all Lukens stockholders. The Lukens Rights Plan accomplishes these objectives by encouraging a potential acquiror to seek to have the Lukens Board redeem the Lukens Rights prior to the Lukens Rights becoming exercisable at a discounted price which, effectively, would dilute the acquiror's equity interest in Lukens.

  Pursuant to the Merger Agreement, the Lukens Rights Agreement was amended as of December 15, 1997 to, among other things, ensure that a Lukens Stock Acquisition Date, distribution date or triggering event does not occur solely by reason of the execution of the Merger Agreement or the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

                                 OTHER MATTERS

REGULATORY APPROVALS REQUIRED

  Under the HSR Act and the rules promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless notice has been given and certain information has been furnished to the Antitrust Division and the FTC and specified waiting period requirements have been satisfied. Bethlehem and Lukens each filed with the Antitrust Division and the FTC a Notification and Report Form with respect to the Merger on January 6, 1998. Effective at 11:59 p.m., EST, on February 5, 1998, the waiting period under the HSR Act with respect to the Merger expired. At any time before or after the Effective Time, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Merger or seeking the divestiture of Lukens by Bethlehem, in whole or in part, or the divestiture of substantial assets of Bethlehem, Lukens or their respective subsidiaries. State Attorneys General and private parties may also bring legal action under Federal or state antitrust laws in certain circumstances.

  Bethlehem and Lukens do not believe that any other material governmental approvals or actions will be required for consummation of the Merger. See "OTHER TERMS OF THE MERGER AGREEMENT--Conditions to the Consummation of the Merger."

LEGAL MATTERS

  The validity of the shares of Bethlehem Common Stock to be issued in connection with the Merger will be passed upon for Bethlehem by William H. Graham, Esq., Vice President (Law), General Counsel and Secretary of Bethlehem. Mr. Graham is paid a salary by Bethlehem, is a participant in various employee benefit plans offered to employees of Bethlehem generally and owns and has options to purchase shares of Bethlehem Common Stock.

EXPERTS

  The financial statements and related financial statement schedule incorporated in this Proxy Statement/Prospectus by reference to the Bethlehem Steel Corporation Annual Report on Form 10-K for the year ended December 31, 1997, have been so incorporated in reliance on the reports of Price Waterhouse LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

  The financial statements and related financial statement schedule incorporated in this Proxy Statement/Prospectus by reference to the Lukens Inc. Annual Report on Form 10-K for the year ended December 27, 1997, as amended, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in this Proxy Statement/Prospectus and in the Registration Statement in which this Proxy Statement/Prospectus is included in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

  It is expected that representatives of Arthur Andersen LLP, Lukens' independent auditors, will be present at the Special Meeting where they will have an opportunity to respond to appropriate questions of stockholders and to make a statement if they so desire.

STOCKHOLDER PROPOSALS

  Any Bethlehem stockholder who wishes to submit a proposal for presentation to the 1999 Annual Meeting of Stockholders must submit the proposal to the Secretary, Bethlehem Steel Corporation, 1170 Eighth Avenue, Bethlehem, Pennsylvania 18016-7699. Proposals must be received by Bethlehem on or before November 13, 1998 for inclusion, if appropriate, in Bethlehem's proxy statement and the form of proxy relating to the Bethlehem 1999 Annual Meeting.

  Lukens has postponed its 1998 Annual Meeting of Stockholders pending consummation of the Merger. In the event that the Merger is consummated, Lukens will not hold its 1998 annual meeting of stockholders. In the event that the Merger Agreement is not adopted by the stockholders of Lukens, or the Merger Agreement is terminated prior to the Effective Time for any reason, the Lukens Board currently intends to promptly call an annual meeting of stockholders of Lukens for the purpose, among others, of electing directors and considering a proposal previously submitted by a stockholder of Lukens. Other stockholder proposals intended to be presented at such annual meeting should be submitted to Lukens Inc., 50 South First Avenue, Coatesville, Pennsylvania 19320-0911, Attention: Secretary, and should be received a reasonable time before such annual meeting to be considered for qualification and inclusion in Lukens' proxy statement and proxy card for such annual meeting.

                                                                         ANNEX I


                          AGREEMENT AND PLAN OF MERGER

                         DATED AS OF DECEMBER 15, 1997,

                                    BETWEEN

                          BETHLEHEM STEEL CORPORATION

                                      AND

                                  LUKENS INC.

                               TABLE OF CONTENTS

                                   ARTICLE I

                                   THE MERGER

                                                                           PAGE
                                                                           ----
 SECTION 1.01. The Merger................................................   I-4
 SECTION 1.02. Closing...................................................   I-4
 SECTION 1.03. Effective Time............................................   I-4
 SECTION 1.04. Effects of the Merger.....................................   I-5
 SECTION 1.05. Certificate of Incorporation and By-laws..................   I-5
 SECTION 1.06. Directors.................................................   I-5
 SECTION 1.07. Officers..................................................   I-5

                                   ARTICLE II

                   EFFECT OF THE MERGER ON THE CAPITAL STOCK
                        OF THE CONSTITUENT CORPORATIONS

 SECTION 2.01. Effect on Capital Stock...................................   I-5
 SECTION 2.02. Cash Elections............................................   I-7
 SECTION 2.03. Proration.................................................   I-8
 SECTION 2.04. Exchange of Certificates..................................   I-9

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

 SECTION 3.01. Representations and Warranties of the Company.............  I-11
 SECTION 3.02. Representations and Warranties of Bethlehem...............  I-21

                                   ARTICLE IV

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

 SECTION 4.01. Conduct of Business.......................................  I-25
 SECTION 4.02. No Solicitation...........................................  I-27

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

 SECTION 5.01. Preparation of the Form S-4 and the Proxy
                Statement/Prospectus; Company Shareholders Meeting.......  I-28
 SECTION 5.02. Letters of the Company's Accountants......................  I-28
 SECTION 5.03. Letters of Bethlehem's Accountants........................  I-29
 SECTION 5.04. Access to Information; Confidentiality....................  I-29
 SECTION 5.05. Reasonable Efforts........................................  I-29
 SECTION 5.06. Employee Matters..........................................  I-30
 SECTION 5.07. Employee Stock Options....................................  I-30
 SECTION 5.08. Rights Agreement..........................................  I-31
 SECTION 5.09. Continuance of Existing Indemnification Rights............  I-31

                                                                            PAGE
                                                                            ----
 SECTION 5.10. Fees and Expenses.........................................   I-32
 SECTION 5.11. Public Announcements......................................   I-32
 SECTION 5.12. Affiliates................................................   I-33
 SECTION 5.13. Stock Exchange Listings...................................   I-33
 SECTION 5.14. Shareholder Litigation....................................   I-33
 SECTION 5.15. Merger Sub................................................   I-33

                                   ARTICLE VI

                              CONDITIONS PRECEDENT

 SECTION 6.01. Conditions to Each Party's Obligation To Effect the
                 Merger..................................................   I-33
 SECTION 6.02. Conditions to Obligations of Bethlehem and Merger Sub.....   I-34
 SECTION 6.03. Conditions to Obligation of the Company...................   I-34

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

 SECTION 7.01. Termination...............................................   I-35
 SECTION 7.02. Effect of Termination.....................................   I-35
 SECTION 7.03. Amendment.................................................   I-36
 SECTION 7.04. Extension; Waiver.........................................   I-36
 SECTION 7.05. Procedure for Termination, Amendment, Extension or Waiver.   I-36

                                  ARTICLE VIII

                               GENERAL PROVISIONS

 SECTION 8.01. Nonsurvival of Representations and Warranties.............   I-36
 SECTION 8.02. Notices...................................................   I-36
 SECTION 8.03. Definitions...............................................   I-37
 SECTION 8.04. Interpretation............................................   I-37
 SECTION 8.05. Counterparts..............................................   I-38
 SECTION 8.06. Entire Agreement; No Third-Party Beneficiaries............   I-38
 SECTION 8.07. Governing Law.............................................   I-38
 SECTION 8.08. Assignment................................................   I-38
 SECTION 8.09. Disclosure Schedules......................................   I-38
 SECTION 8.10. Severability..............................................   I-38
 SECTION 8.11. Enforcement...............................................   I-38
 EXHIBIT A     Affiliate Letter..........................................   I-41

  AGREEMENT AND PLAN OF MERGER dated as of December 15, 1997, between BETHLEHEM STEEL CORPORATION, a Delaware corporation ("Bethlehem"), and LUKENS INC., a Delaware corporation (the "Company").

  WHEREAS, the respective Boards of Directors of Bethlehem and the Company have approved the merger of a subsidiary of Bethlehem with and into the Company (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of Common Stock, par value $.01 per share, of the Company ("Company Common Stock"), other than shares owned by the Company and other than Dissenting Shares (as defined in Section 2.01(e)), will be converted into the right to receive, at the election of the holder thereof and subject to the terms hereof, shares of Common Stock, par value $1.00 per share, of Bethlehem ("Bethlehem Common Stock") or cash, and each issued and outstanding share of Series B ESOP Convertible Preferred Stock, par value $.01 per share of the Company ("Company Series B Preferred Stock"), other than shares owned by the Company and other than Dissenting Shares, will be converted into the right to receive, subject to certain rights of redemption, the number of shares of Bethlehem Common Stock and the amount of cash that a holder of the number of shares of Company Common Stock into which such share of Company Series B Preferred Stock could have been converted immediately prior to the Effective Time (as defined in Section 1.03) would receive in the Merger if such holder failed to exercise the right of election set forth in Section 2.02 hereof;

  WHEREAS, Bethlehem and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

  WHEREAS, following the Effective Time, Bethlehem intends to cause the Company to be merged with and into Bethlehem.

  NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

                                   ARTICLE I

                                  THE MERGER

  SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), a subsidiary of Bethlehem ("Merger Sub") shall be merged with and into the Company at the Effective Time (as defined in Section 1.03). Following the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.

  SECTION 1.02. Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties (the "Closing Date"), which (subject to satisfaction or waiver of the conditions set forth in Sections 6.01, 6.02 and 6.03) shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Section 6.01, at the offices of Cravath, Swaine & Moore unless another time, date or place is agreed to in writing by the parties hereto.

  SECTION 1.03. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on or after the Closing Date, the parties shall file a certificate of merger (the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State, or at such subsequent time as Bethlehem and the Company shall agree and as is specified in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the "Effective Time").

  SECTION 1.04. Effects of the Merger. The Merger shall have the effects specified in Section 259 of the DGCL.

  SECTION 1.05. Certificate of Incorporation and By-laws. (a) The Restated Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

  (b) The By-laws of the Company as in effect at the Effective Time shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

  SECTION 1.06. Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The Company will obtain such resignations as may be necessary to effect the foregoing.

  SECTION 1.07. Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

                                  ARTICLE II

   EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS

  SECTION 2.01. Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or Company Series B Preferred Stock:

    (a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of Common Stock of the Surviving Corporation.

    (b) Cancellation of Treasury Stock. Each share of Company Common Stock and Company Series B Preferred Stock that is owned by the Company shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

    (c) Conversion of Company Common Stock. Except as otherwise provided herein and subject to Sections 2.03 and 2.04(e), each issued and outstanding share of Company Common Stock (other than shares to be canceled in accordance with Section 2.01(b) and other than Dissenting Shares) shall be converted into the following (the "Common Merger Consideration"):

      (i) for each such share of Company Common Stock with respect to which an election to receive cash ("Cash Consideration") has been effectively made and not revoked pursuant to Section 2.02 ("Electing Shares"), the right to receive in cash from Bethlehem an amount equal to $25 (the "Cash Election Price"); and

      (ii) for each such share of Company Common Stock other than Electing Shares, the right to receive from Bethlehem a number of duly authorized, validly issued, fully paid and nonassessable shares of Bethlehem Common Stock ("Stock Consideration") equal to the Conversion Number. The "Conversion Number" means the quotient, rounded to the nearest thousandth, or if there shall not be a nearest thousandth, the next higher thousandth, obtained by dividing the Cash Election Price by the average of the daily closing prices per share of Bethlehem Common Stock (the "Average Market Price") as reported on the New York Stock Exchange ("NYSE") Composite Transactions Tape (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Bethlehem and the Company) for the 15 consecutive full NYSE trading days immediately preceding the third full NYSE trading day prior to the Effective Time (the "Averaging Period");

    provided that the Conversion Number shall not be greater than 3.62 or less than 2.797. Notwithstanding the foregoing, (a) if the Board of Directors of Bethlehem declares a dividend on the outstanding shares of Bethlehem Common Stock having a record date after the Effective Time but an ex-dividend date (based on "regular way" trading on the NYSE of shares of Bethlehem Common Stock (the "Ex-Date")) that occurs during the Averaging Period, then for purposes of computing the Average Market Price, the closing price on the Ex-Date and any trading day in the Averaging Period after the Ex-Date will be adjusted by adding thereto the amount of such dividend and (b) if the Board of Directors of Bethlehem declares a dividend on the outstanding shares of Bethlehem Common Stock having a record date before the Effective Time and an Ex-Date that occurs during the Averaging Period, then for purposes of computing the Average Market Price, the closing price on any trading day before the Ex-Date will be adjusted by subtracting therefrom the amount of such dividend. For purposes of the immediately preceding sentence, the amount of any noncash dividend will be the fair market value thereof on the payment date for such dividend as determined in good faith by mutual agreement of Bethlehem and the Company.

    (d) Conversion of Company Series B Preferred Stock

    Each issued and outstanding share of Company Series B Preferred Stock (other than Dissenting Shares) shall be converted into the right to receive the number of shares of Bethlehem Common Stock and, in accordance with Sections 2.03(c) and (d), the amount of cash, that a holder of the number of shares of Company Common Stock into which such share of Company Series B Preferred Stock could have been converted immediately prior to the Effective Time would have the right to receive pursuant to Sections 2.01(c) and 2.03(c) and (d) if such holder did not make a Cash Election with respect to such shares. The consideration issuable pursuant to this paragraph is referred to herein as the "Preferred Merger Consideration", and together with the Common Merger Consideration, as the "Merger Consideration".

    (e) Shares of Dissenting Shareholders. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of Company Series B Preferred Stock and, if a Stock Proration Event (as hereinafter defined) shall have occurred, any issued and outstanding shares of Company Common Stock, in either case held by a person (a "Dissenting Shareholder") who shall not have voted to adopt this Agreement or consented thereto in writing and who shall have properly demanded appraisal for such shares in accordance with Section 262 of the DGCL ("Dissenting Shares") shall not be converted as described in Section 2.01(c) and (d), unless such holder fails to perfect or withdraws or otherwise loses his right to appraisal. If, after the Effective Time, such Dissenting Shareholder fails to perfect or withdraws or loses his right to appraisal, such Dissenting Shareholder's shares of Company Common Stock or Company Series B Preferred Stock shall no longer be considered Dissenting Shares for the purposes of this Agreement and shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, (x) in the case of Company Common Stock, the right to receive for each such share the amount in cash (and, if applicable, the number of shares of Bethlehem Common Stock), without interest, that a holder of a share who had not demanded appraisal (a "Nondissenting Share") of Company Common Stock and who had made a Cash Election (as defined below) with respect to such Nondissenting Share pursuant to Section 2.02 prior to the Election Date (as defined below) would have received with respect to such Nondissenting Share after giving effect to Section 2.03 (it being understood that no adjustment shall be made to the proration computation (if any) made following the Election Date to give effect to the withdrawal of, or the failure to perfect, the demand for appraisal with respect to such Dissenting Shares) and (y) in the case of Company Series B Preferred Stock, the right to receive for each such share the number of shares of Bethlehem Common Stock and the amount of cash that a holder of the number of Nondissenting Shares of Company Common Stock into which such share of Company Series B Preferred Stock could have been converted immediately prior to the Effective Time who had not made a Cash Election with respect to such Nondissenting Shares pursuant to Section 2.02 prior to the Election Date would have received after giving effect to
  Section 2.03. The Company shall give Bethlehem (i) prompt notice of any demands for appraisal of shares of Company Common Stock or Company Series B Preferred Stock received by the Company and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands. The Company shall not, without the prior written consent of Bethlehem, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

    (f) Cancellation of Company Common Stock and Company Series B Preferred Stock. As of the Effective Time, all shares of Company Common Stock and Company Series B Preferred Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of Company Common Stock or Company Series B Preferred Stock (a "Certificate") shall cease to have any rights with respect thereto, except the right to receive the applicable Merger Consideration and any cash in lieu of fractional shares to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.02 or 2.04, without interest, or, in the case of Dissenting Shareholders, if any, the rights, if any, accorded under Section 262 of the DGCL.

  SECTION 2.02. Cash Elections. (a) Each person who, on or prior to the Election Date referred to in Section 2.02(c) below, is a record holder of shares of Company Common Stock will be entitled, with respect to all or any portion of his shares, to make an unconditional election (a "Cash Election") on or prior to such Election Date to receive the Cash Consideration, on the basis hereinafter set forth.

  (b) Prior to the mailing of the Proxy Statement/Prospectus (as defined in Section 3.01(d)), Bethlehem shall enter into an agreement with a bank or trust company mutually acceptable to the Company and Bethlehem to act as exchange agent (the "Exchange Agent") for the payment of the Merger Consideration.

  (c) Bethlehem shall prepare and mail a form of election, which form shall be subject to the reasonable approval of the Company (the "Form of Election"), with the Proxy Statement/Prospectus to the record holders of Company Common Stock as of the record date for the Company Shareholders Meeting (as defined in Section 5.01(b)), which Form of Election shall be used by each record holder of shares of Company Common Stock who wishes to elect to receive the Cash Consideration for any or all shares of Company Common Stock held by such holder. Bethlehem and the Company will use reasonable efforts to make the Form of Election and the Proxy Statement/Prospectus available to all persons who become record holders of Company Common Stock during the period between such record date and the Election Date referred to below. Any shareholder's election to receive the Cash Consideration shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., New York City time, on the business day (the "Election Date") next preceding the date of the Company Shareholders Meeting, a Form of Election properly completed and signed and accompanied by Certificates for the shares of Company Common Stock to which such Form of Election relates, properly endorsed or otherwise in proper form for transfer (or accompanied by an appropriate guarantee of delivery of such Certificates as set forth in such Form of Election from a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, provided such Certificates are in fact delivered to the Exchange Agent within three NYSE trading days after the date of execution of such guarantee of delivery). Failure to deliver Certificates covered by any guarantee of delivery within three NYSE trading days after the date of execution of such guarantee of delivery shall be deemed to invalidate any otherwise properly made Cash Election.

  (d) Any Form of Election may be revoked by the shareholder submitting it to the Exchange Agent only by written notice received by the Exchange Agent prior to 5:00 p.m., New York City time, on the Election Date. In addition, all Forms of Election shall automatically be revoked if the Exchange Agent is notified in writing by Bethlehem and the Company that the Merger has been abandoned. If a Form of Election is revoked, the Certificate or Certificates (or guarantees of delivery, as appropriate) for the shares of Company Common Stock to which such Form of Election relates shall be promptly returned to the shareholder submitting the same to the Exchange Agent.

  (e) The determination of the Exchange Agent whether or not Cash Elections have been properly made or revoked pursuant to this Section 2.02 and when Cash Elections and revocations were received by it shall be binding. If the Exchange Agent determines that any Cash Election was not properly made with respect to shares of Company Common Stock, such shares shall be treated by the Exchange Agent as shares that were not Electing Shares at the Effective Time, and such shares shall be converted in the Merger into the right to receive Stock Consideration pursuant to Section 2.01(c)(ii). The Exchange Agent shall also make all computations as to the proration contemplated by Section 2.03, and any such computation shall be conclusive and binding on the holders of shares of Company Common Stock and on the holders of Company Series B Preferred Stock. The Exchange Agent may, with the mutual agreement of Bethlehem and the Company, make such rules as are consistent with this Section 2.02 for the implementation of the elections provided for herein as shall be necessary or desirable fully to effect such elections.

  SECTION 2.03. Proration. (a) Notwithstanding anything in this Agreement to the contrary, the maximum aggregate amount of cash that may be paid to holders of Company Common Stock and Company Series B Preferred Stock pursuant to this
Article II (the "Cash Cap") shall be equal to the product of (x) the Cash Election Price, (y) the number of Outstanding Shares and (z) .62; provided, however, that the number in clause (z) shall be increased by an amount equal to any reduction required to the number in clause (z) of Section 2.03(c) pursuant to the proviso to Section 2.03(c). As used herein, the term "Outstanding Shares" shall mean the sum of (x) the number of shares of Company Common Stock outstanding immediately prior to the Effective Time plus (y) the number of shares of Company Common Stock into which the outstanding shares of Company Series B Preferred Stock could have been converted immediately prior to the Effective Time.

  (b) If the product of (x) the number of Electing Shares and (y) the Cash Election Price (such product, the "Requested Cash Amount") exceeds the Cash Cap, then each Electing Share shall be converted into the right to receive cash and shares of Bethlehem Common Stock in accordance with the terms of
Section 2.01 in the following manner:

    (i) a cash proration factor (the "Cash Proration Factor") shall be determined by dividing the Cash Cap by the Requested Cash Amount; and

    (ii) each Electing Share shall be converted into the right to receive (x) cash in an amount equal to the product of (A) the Cash Election Price and
  (B) the Cash Proration Factor (such product, the "Prorated Cash Amount") and (y) a number of shares of Bethlehem Common Stock equal to the product of (A) the excess of (1) 1 over (2) the Cash Proration Factor and (B) the Conversion Number.

  (c) Notwithstanding anything in this Agreement to the contrary, the maximum number of shares of Bethlehem Common Stock that may be issued to holders of Company Common Stock and Company Series B Preferred Stock pursuant to this
Article II (the "Stock Cap") shall be equal to the product of (x) the Conversion Number, (y) the number of Outstanding Shares and (z) .38; provided, however, that the number in clause (z) shall be reduced to the extent necessary to ensure that the sum of (A) the Stock Cap and (B) the aggregate number of shares of Bethlehem Common Stock issuable upon conversion or exercise of all securities of the Company outstanding immediately prior to the Effective Time (other than Company Common Stock and Company Series B Preferred Stock) shall not exceed the product of (i) the number of outstanding shares of Bethlehem Common Stock immediately prior to the Effective Time and (ii) .199.

  (d) If the product of (x) the difference between (A) the number of Outstanding Shares minus (B) the number of Electing Shares (such difference, the "Deemed Stock Electing Shares") and (y) the Conversion Number (such product, the "Requested Stock Amount") exceeds the Stock Cap (a "Stock Proration Event"), then each Deemed Stock Electing Share shall be converted into the right to receive cash and shares of Bethlehem Common Stock in accordance with the terms of Section 2.01 in the following manner:

    (i) a stock proration factor (the "Stock Proration Factor") shall be determined by dividing the Stock Cap by the Requested Stock Amount; and

    (ii) each Deemed Stock Electing Share shall be converted into the right to receive (x) a number of shares of Bethlehem Common Stock equal to the product of (A) the Conversion Number and (B) the Stock

  Proration Factor (such product, the "Prorated Stock Amount") and (y) cash in an amount equal to the product of (A) the excess of (1) 1 over (2) the Stock Proration Factor and (B) the Cash Election Price.

  SECTION 2.04. Exchange of Certificates. (a) Deposit with the Exchange Agent. As of the Effective Time, Bethlehem shall deposit with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock and Company Series B Preferred Stock, for exchange through the Exchange Agent, the cash and certificates representing shares of Bethlehem Common Stock representing the Merger Consideration (such cash and shares of Bethlehem Common Stock together with any dividends or distributions with respect to such shares with a record date after the Effective Time, and any cash payable in lieu of any fractional shares pursuant to Section 2.04(e) being hereinafter referred to as the "Exchange Fund") payable and issuable pursuant to Section 2.01 in exchange for outstanding shares of Company Common Stock and shares of Company Series B Preferred Stock.

  (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Certificates shall pass, only upon delivery of such Certificates to the Exchange Agent and shall be in such form and have such other provisions as Bethlehem and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration. Upon surrender of such a Certificate for cancelation to the Exchange Agent or to such other agent or agents as may be appointed by Bethlehem, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Bethlehem Common Stock and cash, if any, which such holder has the right to receive pursuant to this
Article II, and the Certificate so surrendered shall forthwith be canceled. No letter of transmittal will be required with respect to Certificates previously surrendered with a Form of Election (unless such Form of Election was duly and timely revoked). In the event of a transfer of ownership of Company Common Stock or Company Series B Preferred Stock that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Bethlehem Common Stock may be issued (and, if applicable, cash may be paid) to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other Taxes (as defined in Section 3.01(k)) required by reason of the issuance of shares of Bethlehem Common Stock (and, if applicable, the payment of cash) to a person other than the registered holder of such Certificate or establish to the satisfaction of Bethlehem that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.04(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holder thereof has the right to receive in respect of such Certificate pursuant to the other provisions of this Article
II. No interest will be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II. Bethlehem shall pay the charges and expenses of the Exchange Agent.

  (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Bethlehem Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Bethlehem Common Stock issuable hereunder in respect thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.04(e), and all such dividends, other distributions and cash in lieu of fractional shares of Bethlehem Common Stock shall be paid by Bethlehem to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificate representing whole shares of Bethlehem Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Bethlehem Common Stock to which such holder is entitled pursuant to Section 2.04(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Bethlehem Common

Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Bethlehem Common Stock.

  (d) No Further Ownership Rights in Company Common Stock and Company Series B Preferred Stock. All cash paid and shares of Bethlehem Common Stock issued upon the surrender of Certificates in accordance with the terms of this
Article II (including any cash paid pursuant to Section 2.04(e)) shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to the shares of Company Common Stock and Company Series B Preferred Stock theretofore represented by such Certificates, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on such shares of Company Common Stock or Company Series B Preferred Stock in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock and Company Series B Preferred Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this
Article II, except as otherwise provided by law.

  (e) No Fractional Shares. (i) No certificates or scrip representing fractional shares of Bethlehem Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of Bethlehem shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Bethlehem.

  (ii) As promptly as practicable following the Effective Time, the Exchange Agent will determine the excess of (A) the number of whole shares of Bethlehem Common Stock delivered to the Exchange Agent by Bethlehem pursuant to Section 2.04(a) over (B) the aggregate number of whole shares of Bethlehem Common Stock to be distributed to holders of Company Common Stock and Company Series B Preferred Stock pursuant to Section 2.01 and Section 2.03 (such excess being herein called the "Excess Common Shares"). Following the Effective Time, the Exchange Agent will sell the Excess Common Shares at then-prevailing prices on the NYSE, all in the manner provided in Section 2.04(e)(iii).

  (iii) The sale of the Excess Common Shares by the Exchange Agent will be executed on the NYSE through one or more member firms of the NYSE and will be executed in round lots to the extent practicable. The Exchange Agent will use reasonable efforts to complete the sale of the Excess Common Shares as promptly following the Effective Time as, in the Exchange Agent's sole judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the holders of Certificates, the Exchange Agent will hold such proceeds in trust for the holders of Certificates (the "Common Share Trust"). The Surviving Corporation will pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent incurred in connection with such sale of the Excess Common Shares. The Exchange Agent will determine the portion of the Common Shares Trust to which each holder of Certificates is entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Certificates is entitled (after taking into account all shares of Company Common Stock and Company Series B Preferred Stock held at the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Certificates are entitled.

  (iv) Notwithstanding the provisions of Section 2.04(e)(ii) and (iii), the Surviving Corporation may elect at its option, in lieu of the issuance and sale of Excess Common Shares and the making of the payments hereinabove contemplated, to pay each holder of Certificates an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all shares of Company Common Stock and Company Series B Preferred Stock held at the Effective Time by such holder) would otherwise be entitled by (B) the closing price for a share of Bethlehem Common Stock as reported on the NYSE Composite Transactions Tape (as reported in The Wall Street Journal, or, if not reported therein, in any other authoritative source) on the trading day immediately preceding the Closing Date, and, in such case, all references herein to the cash proceeds of the sale of the Excess Common Shares and similar references will be deemed to mean and refer to the payments calculated as set forth in this Section 2.04(e)(iv).

  (v) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates with respect to any fractional share interests, the Exchange Agent will make available such amounts to such holders of Certificates subject to and in accordance with the terms of Section 2.04(c).

  (g) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates for six months after the Effective Time shall be delivered to Bethlehem, upon demand, and any holders of the Certificates who have not theretofore complied with this
Article II shall thereafter look only to Bethlehem for payment of their claim for any cash, any shares of Bethlehem Common Stock, any cash in lieu of fractional shares and any dividends or distributions with respect to Bethlehem Common Stock.

  (h) No Liability. None of Bethlehem, the Company or the Exchange Agent shall be liable to any person in respect of any shares of Bethlehem Common Stock or any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

  (i) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Bethlehem, on a daily basis. Any interest and other income resulting from such investments shall be paid to Bethlehem.

  (j) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any cash in lieu of fractional shares, and unpaid dividends and distributions on shares of Bethlehem Common Stock deliverable in respect thereof, pursuant to this Agreement.

  (k) Withholding Rights. Bethlehem or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock or Company Series B Preferred Stock such amounts as Bethlehem or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Bethlehem or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock or Company Series B Preferred Stock in respect of which such deduction and withholding was made by Bethlehem or the Exchange Agent.

                                  ARTICLE III

                        REPRESENTATIONS AND WARRANTIES

  SECTION 3.01. Representations and Warranties of the Company. Except as set forth with respect to a specifically identified representation and warranty on the Disclosure Schedule delivered by the Company to Bethlehem prior to the execution of this Agreement (the "Company Disclosure Schedule"), the Company represents and warrants to Bethlehem as follows:

    (a) Organization, Standing and Corporate Power. Each of the Company and each of its subsidiaries (as defined in Section 8.03) is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. Each of the Company and each of its subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing individually or in the aggregate would not have a material adverse effect (as defined in Section 8.03) on the Company.

    (b) Subsidiaries. The Company Disclosure Schedule sets forth a true and complete list of each subsidiary of the Company. All the outstanding shares of capital stock of each such subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens"). Except for the capital stock of its subsidiaries, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, limited liability company, partnership, joint venture or other entity.

    (c) Capital Structure. The authorized capital stock of the Company consists of 40,000,000 shares of Company Common Stock and 1,000,000 shares of series preferred stock, par value $.01 per share ("Company Preferred Stock"). At the close of business on November 28, 1997, (i) 14,941,227 shares of Company Common Stock were issued and outstanding, (ii) 470,300 shares of Company Series B Preferred Stock were issued and outstanding (and 1,410,900 shares of Company Common Stock were reserved for issuance upon the conversion thereof), (iii) 872,032 shares of Company Common Stock were held by the Company in its treasury, (iv) 1,378,847 shares of Company Common Stock were reserved for issuance pursuant to Lukens Inc. 1985 Stock Option and Appreciation Plan and Lukens Inc. Stock Option Plan for Non-Employee Directors (collectively, the "Stock Plans"), and (v) 200,000 shares of Company Series A Preferred Stock were reserved for issuance in connection with the rights (the "Rights") to purchase shares of Company Series A Preferred Stock issued pursuant to the Renewed Rights Agreement dated September 25, 1996 (as amended from time to time, the "Rights Agreement") between the Company and American Stock Transfer and Trust Company, as rights agent. Except as set forth above, at the close of business on December 14, 1997, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding (except for shares of Company Common Stock issued upon conversion of shares of Company Series B Preferred Stock since November 28, 1997). At the close of business on December 14, 1997, there were no outstanding stock appreciation rights or rights (other than outstanding employee stock options to purchase shares of Company Common Stock ("Employee Stock Options")) to receive shares of Company Common Stock on a deferred basis granted under the Stock Plans or otherwise. All outstanding shares of capital stock of the Company are, and all shares which may be issued will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no notes, bonds, debentures or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote. Except as set forth above, at the close of business on December 14, 1997, there were no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its subsidiaries was a party or by which any of them was bound obligating the Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or of any of its subsidiaries or obligating the Company or any of its subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. At the close of business on December 14, 1997, and except as provided pursuant to the terms of the Company Series B Preferred Stock there were no outstanding contractual obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries. At the close of business on December 14, 1997, there were no outstanding contractual obligations of the Company to vote or to dispose of any shares of the capital stock of any of its subsidiaries. The Company has delivered to Bethlehem a complete and correct copy of the Rights Agreement.

    (d) Authority; Noncontravention. The Company has all requisite corporate power and authority to enter into this Agreement and, subject to the Company Shareholder Approval (as defined in Section 3.01(m)), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the adoption of this Agreement, to the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its subsidiaries under, (i) the Certificate of Incorporation or By-laws of the Company or the comparable organizational documents of any of its subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to the Company or any of its subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate would not (x) have a material adverse effect on the Company, (y) impair the ability of the Company to perform its obligations under this Agreement in any material respect or (z) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, any Federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Entity"), is required by or with respect to the Company or any of its subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for (1) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); (2) the filing with the Securities and Exchange Commission (the "SEC") of (A) a proxy statement relating to the Company Shareholders Meeting (such proxy statement, (as defined in Section 5.01(c)), in each case as amended or supplemented from time to time, the "Proxy Statement/Prospectus"), and (B) such reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (3) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business; (4) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval necessitated by the Merger or the transactions contemplated by this Agreement; (5) such filings with and approvals of the NYSE to permit the shares of Company Common Stock that are to be issued pursuant to the terms of this Agreement to be listed on the NYSE and; (6) such consents, approvals, orders, authorizations, registrations, declarations and filings the failure to make or obtain which would not reasonably be expected to have a material adverse effect on the Company or impair the ability of the Company to perform its obligations under this Agreement in any material respect.

    (e) SEC Documents; Undisclosed Liabilities. The Company has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (the "SEC Documents"). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Documents, and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any SEC Document has been revised or superseded by a later Filed SEC Document (as defined in Section 3.01(g)), none of the SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as set forth in the Filed SEC Documents, neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the Company.

    (f) Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Bethlehem in connection with the issuance of Bethlehem Common Stock in the Merger (the "Form S-4") will, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement/Prospectus will, at the date it is first mailed to the Company's shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Bethlehem specifically for inclusion or incorporation by reference in the Proxy Statement/Prospectus.

    (g) Absence of Certain Changes or Events. Except as disclosed in the SEC Documents filed and publicly available prior to the date of this Agreement (as amended to the date of this Agreement, the "Filed SEC Documents"), since the date of the most recent audited financial statements included in the Filed SEC Documents, the Company has conducted its business only in the ordinary course, and there has not been (i) any material adverse change (as defined in Section 8.03) in the Company, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company's capital stock, other than regular quarterly cash dividends, (iii) any split, combination or reclassification of any of the Company's capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of the Company's capital stock,
  (iv) (x) any granting by the Company or any of its significant subsidiaries to any executive officer or other employee of the Company or any of its significant subsidiaries of any increase in compensation, except for normal increases in the ordinary course of business consistent with past practice or as was required under employment agreements in effect as of the date of the most recent audited financial statements included in the Filed SEC Documents or (y) any granting by the Company or any of its significant subsidiaries to any such executive officer or other employee of any increase in severance or termination pay, (v) any damage, destruction or loss, whether or not covered by insurance, that has or would reasonably be expected to have a material adverse effect on the Company, (vi) except as may have been required by a change in generally accepted accounting principles, any change in accounting methods, principles or practices by the Company materially affecting its assets, liabilities or business or
  (vii) any Tax election that would reasonably be expected to have a material adverse effect on the Company, or any settlement or compromise of any material Tax liability.

    (h) Litigation. Except as disclosed in the Filed SEC Documents, there is no suit, action or proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its subsidiaries that individually or in the aggregate would reasonably be expected to have a material adverse effect on the Company, nor is there any judgment, order, decree, statute, law, ordinance, rule or regulation of any Governmental Entity outstanding against the Company or any of its subsidiaries having, or which would reasonably be expected to have, such a material adverse effect.

    (i) Absence of Changes in Benefit Plans. Subject to Section 5.06 and except as disclosed in the Filed SEC Documents, since the date of the most recent audited financial statements included in the Filed SEC Documents, there has not been any adoption or amendment in any material respect (or any agreement to adopt or amend in any material respects) by the Company or any of its subsidiaries of any collective bargaining agreement or employment contract or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former director, officer or employee of the Company or any of its subsidiaries ("Company Plans"). Without limiting the foregoing, except as disclosed in the Filed SEC Documents, since the date of the most recent audited financial statements included in the Filed SEC Documents, there has not been any change in any actuarial or other assumption used to calculate funding obligations with respect to any Pension Plan (as defined in Section 3.01(j)), or in the manner in which contributions to any Pension Plan are made or the basis on which such contributions are determined. Except as disclosed in the Filed SEC Documents, there exist no employment, consulting, severance, termination or indemnification agreements, arrangements or understandings between the Company or any of its subsidiaries and any current or former director, officer or employee of the Company or any of its subsidiaries.

    (j) ERISA Compliance. (i) The Company Disclosure Schedule contains a list of each "employee pension benefit plan" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (sometimes referred to herein as a "Pension Plan"), each "employee welfare benefit plan" (as defined in Section 3(1) of ERISA) (sometimes referred to herein as a "Welfare Plan"), each employment contract, stock option, stock purchase, deferred compensation plan or arrangement and each other employee fringe benefit plan or arrangement maintained, contributed to or required to be maintained or contributed to by the Company, any of its subsidiaries or any other person or entity that, together with the Company, is or was treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, a "Commonly Controlled Entity") for the benefit of any current or former directors, officers, employees or independent contractors of the Company or any of its subsidiaries (collectively, "Company Benefit Plans"). The Company has delivered or made available to Bethlehem true, complete and correct copies of (v) each Company Benefit Plan (or, in the case of any unwritten Company Benefit Plans, descriptions thereof), (w) the two most recent annual reports on Form 5500 filed with the Internal Revenue Service with respect to each Company Benefit Plan (if any such report was required), (x) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required, (y) each currently effective trust agreement, insurance or group annuity contract and each other funding or financing arrangement relating to any Company Benefit Plan and (z) the most recent actuarial and financial valuation prepared with respect to each Company Benefit Plan.

    (ii) Each Company Benefit Plan has been administered in all respects in accordance with its terms and the Company, its subsidiaries and all the Company Benefit Plans are in compliance in all respects with the applicable provisions of ERISA, the Code and all other applicable laws and the terms of all applicable collective bargaining agreements except, in each case, for any failure to administer or any non-compliance that would not reasonably be expected to have a material adverse effect on the Company. To the knowledge of the Company, there are no investigations by any Governmental Entity, termination proceedings or other claims (except routine claims for benefits payable under the Company Benefit Plans), suits or proceedings against or involving any Company Benefit Plan or asserting any rights or claims to benefits under any Company Benefit Plan that would reasonably be expected to have a material adverse effect on the Company.

  To the knowledge of the Company, there are no facts or circumstances that could give rise to any liability that would reasonably be expected to have a material adverse effect on the Company in the event of any such investigation, claim, suit or proceeding.

    (iii) (1) All contributions to, and payments from, the Company Benefit Plans that may have been required to be made in accordance with the terms of the Company Benefit Plans, any applicable collective bargaining agreement and, when applicable, Section 302 of ERISA or Section 412 of the Code, have been timely made, (2) there has been no application for waiver or waiver of the minimum funding standards imposed by Section 412 of the Code with respect to any Pension Plan, (3) no Pension Plan has or had at any time during the current plan year an "accumulated funding deficiency" within the meaning of Section 412(a) of the Code and (4) there is no liability under Title IV of ERISA with respect to any Company Benefit Plan (except for insurance premiums payable to the Pension Benefit Guaranty Corporation which are not yet due) that has not been satisfied as of the date hereof, except, in each case, for contributions, payments, applications, deficiencies or liabilities that would not reasonably be expected to have a material adverse effect on the Company.

    (iv) Each Pension Plan that is intended to be a tax-qualified plan has been the subject of a determination letter from the Internal Revenue Service to the effect that such Pension Plan and related trust is qualified and exempt from U.S. Federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code; no such determination letter has been revoked, and, to the knowledge of the Company, revocation has not been threatened; and no such Pension Plan has been amended since the effective date of its most recent determination letter in any respect that would adversely affect in any material respect its qualification, materially increase its costs or require security under Section 307 of ERISA. The Company has delivered or made available to Bethlehem a copy of the most recent determination letter received with respect to each Pension Plan for which such a determination letter has been issued, as well as a copy of any pending application for a determination letter.

    (v) (1) No "prohibited transaction" (as defined in Section 4975 of the Code or Section 406 of ERISA) has occurred that involves the assets of any Company Benefit Plan and (2) none of the Company, any of its subsidiaries or, to the knowledge of the Company, any non-employee trustee, administrator or other fiduciary of any Company Benefit Plan or any agent of any of the foregoing has engaged in any transaction or acted in a manner that could, or failed to act so as to, subject the Company or any trustee, administrator or other fiduciary to any liability for breach of fiduciary duty under ERISA or any other applicable law, except, in each case, for "prohibited transactions" or liabilities that would not reasonably be expected to have a material adverse effect on the Company.

    (vi) Each Welfare Plan may be amended or terminated without material liability to the Company at any time after the Effective Time.

    (vii) No employee of the Company will be entitled to any additional benefits or any acceleration of the time of payment or vesting of any benefits under any Company Benefit Plan as a result of the transactions contemplated by this Agreement.

    (k) Taxes. (i) Each of the Company and its subsidiaries has filed all Tax Returns required to be filed by it or requests for extensions to file such returns or reports have been timely filed, granted and have not expired, except to the extent that such failures to file or to have extensions granted that remain in effect individually or in the aggregate would not have a material adverse effect on the Company. All returns filed by the Company and each of its subsidiaries are complete and accurate in all material respects to the knowledge of the Company. The Company and each of its subsidiaries has paid (or the Company has paid on its behalf) all Taxes shown as due on such returns and all material Taxes otherwise due, and the most recent financial statements contained in the Filed SEC Documents adequately provide for all Taxes payable by the Company and its subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements, except where the failure to have such an adequate liability would not have a material adverse effect on the Company.

    (ii) No deficiencies for any Taxes have been proposed, asserted or assessed against the Company or any of its subsidiaries that are not adequately provided for on the financial statements, except for deficiencies that individually or in the aggregate would not have a material adverse effect on the Company, and no requests for waivers of the time to assess any such Taxes have been granted or are pending. The U.S. Federal income Tax returns of the Company and each of its subsidiaries consolidated in such returns have been either examined by and settled with the U.S. Internal Revenue Service or closed by virtue of the applicable statute of limitations. There is no audit, examination, deficiency or refund litigation pending with respect to Taxes and during the past three years no taxing authority has given written notice of the intent to commence any such examination, audit deficiency or refund litigation. None of the assets or properties of the Company or any of its subsidiaries is subject to any material Tax lien, other than any such liens for Taxes which are not due and payable, which may thereafter be paid without penalty or the validity of which are being contested in good faith by appropriate proceedings and for which adequate provisions are being maintained in accordance with generally accepted accounting principles ("Permitted Tax Liens").

    (iii) The Company and its subsidiaries shall not be required to include in a taxable period ending after the Effective Time any taxable income attributable to income that economically accrued in a prior taxable period as a result of Section 481 of the Code, the installment method of accounting or any comparable provision of state or local Tax law.

    (iv) As used in this Agreement, "Taxes" shall include all Federal, state and local income, franchise, use, property, sales, excise and other taxes, tariffs or governmental charges of any nature whatsoever, domestic or foreign, including any interest, penalties or additions with respect thereto.

    (l) No Excess Parachute Payments; Section 162(m) of the Code. (i) Any amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any director, officer or employee of the Company or any of its affiliates (as defined in Section 8.03) who is a "disqualified individual" (as such term is defined in Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Company Benefit Plan currently in effect would not be characterized as an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code).

    (ii) The disallowance of a deduction under Section 162(m) of the Code for employee remuneration will not apply to any amount paid or payable by the Company or any of its subsidiaries under any contract, plan, program, arrangement or understanding.

    (m) Voting Requirements. The affirmative vote of the holders of outstanding shares of the Company Common Stock and Company Series B Preferred Stock, voting together as a single class, representing a majority of the voting power of the outstanding shares of Company Common Stock and Company Series B Preferred Stock (the "Company Shareholder Approval") is the only vote of the holders of any class or series of the Company's capital stock necessary to adopt this Agreement and to approve the transactions contemplated by this Agreement. The provisions of Section A of Article ELEVENTH of the Company's Restated Certificate of Incorporation are inapplicable to the Merger and the other transactions contemplated by this Agreement.

    (n) State Takeover Statutes. The Board of Directors of the Company has approved the terms of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement and such approval constitutes approval of this Agreement, the Merger and the other transactions contemplated by this Agreement under the provisions of Section 203(a)(l) of the DGCL. To the best of the Company's knowledge, no other state takeover statute or similar statute or regulation applies or purports to apply to this Agreement or any of the transactions contemplated by this Agreement.

    (o) Rights Agreement. The Rights Agreement will be amended as of the date hereof (the "Rights Plan Amendment") (i) to render the Rights Agreement inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement and (ii) to ensure that (y) neither Bethlehem nor any of its wholly owned subsidiaries is an Acquiring Person (as defined in the Rights Agreement) pursuant to the

  Rights Agreement and (z) a Stock Acquisition Date, Distribution Date or Triggering Event (in each case as defined in the Rights Agreement) does not occur solely by reason of the execution of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement.

    (p) Brokers. No broker, investment banker, financial advisor or other person, other than Credit Suisse First Boston Corporation, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.


    (q) Opinion of Financial Advisor. The Company has received the opinion of Credit Suisse First Boston Corporation, as of the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair to the holders of the Company's Common Stock from a financial point of view.

    (r) Compliance with Applicable Laws. Each of the Company and its subsidiaries has in effect all Federal, state and local governmental approvals, authorizations, certificates, permits, filings, franchises, licenses, notices and rights, domestic or foreign ("Permits") necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Permit, except for the lack of Permits and for defaults under Permits which lack or default individually or in the aggregate would not have a material adverse effect on the Company. Except as disclosed in the Filed SEC Documents, the Company and its subsidiaries are in compliance with all applicable judgments, orders, decrees, statutes, laws, ordinances, rules and regulations of any Governmental Entity, except for possible noncompliance which individually or in the aggregate would not have a material adverse effect on the Company.

    (s) Environmental Laws and Regulations. Except as described in the Filed SEC Documents, to the knowledge of the Company (a) the Company and each of its subsidiaries is in compliance with all applicable Federal, state, local and foreign laws and regulations relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) (collectively, "Environmental Laws"), except for non-compliance that would not, individually or in the aggregate, have a material adverse effect on the Company, which compliance includes, but is not limited to, the possession by the Company and each of its subsidiaries of permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof; (b) neither the Company nor any of its subsidiaries has received written notice of, or, to the knowledge of the Company, is the subject of, any actions, causes of action, claims, investigations, demands or notices by any person alleging liability under or non-compliance with any Environmental Law ("Environmental Claims") that would, individually or in the aggregate, have a material adverse effect on the Company; and (c) there has been no treatment, storage, disposal or release of any hazardous or toxic material, substance or waste or petroleum, or any fractions or by-products thereof, at any property or facility currently or, to the knowledge of the Company, formerly owned, leased or operated by the Company in a manner or at levels that require or could require investigation, removal or remediation under Environmental Laws that would either individually or in the aggregate reasonably be expected to lead to a material adverse effect on the Company.

    (t) Contracts; Indebtedness. (a) Except as disclosed in the Filed SEC Documents, there are no contracts or agreements that are material to the business, properties, assets, financial condition or results of operations of the Company and its subsidiaries taken as a whole. Neither the Company nor any of its subsidiaries is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such a violation of or default under) any loan or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise, license or any other contract, agreement, arrangement or understanding, to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not reasonably be expected to result in a material adverse effect on the Company.

    (b) The Company Disclosure Schedule sets forth (i) a list of all agreements, instruments and other obligations pursuant to which any indebtedness of the Company or any of its subsidiaries in an aggregate principal amount in excess of $3,000,000 is outstanding or may be incurred and (ii) the respective principal amounts outstanding thereunder as of December 13, 1997.

    (u) Intellectual Property. The Company and its subsidiaries own, or are validly licensed or otherwise have the right to use, all patents, patent rights, trademarks, trade names, service marks, copyrights, know how and other proprietary intellectual property rights and computer programs (collectively, "Intellectual Property Rights") that are material to the conduct of the business of the Company and its subsidiaries taken as a whole. The Company Disclosure Schedule sets forth a description of all Intellectual Property Rights that are material to the conduct of the business of the Company and its subsidiaries taken as a whole. No claims are pending or, to the knowledge of the Company, threatened that the Company or any of its subsidiaries is infringing or otherwise adversely affecting the rights of any person with regard to any Intellectual Property Right so as to materially adversely affect any of the Company's material Intellectual Property Rights, and the Company is not aware of any basis for any such claims. To the knowledge of the Company, no person is infringing the rights of the Company or any of its subsidiaries with respect to any material Intellectual Property Right so as to materially adversely effect such Intellectual Property Right.

    (v) Labor Matters. Except as disclosed in the Filed SEC Documents, neither the Company nor any of its subsidiaries is party to any collective bargaining agreement, memorandum of understanding, settlement or other labor agreement with any union or labor organization and no union or labor organization has been recognized by the Company or any of its subsidiaries as an exclusive bargaining representative for employees of the Company or any of its subsidiaries. Except as disclosed in the Filed SEC Documents, to the Company's knowledge, there is no current union representation question involving employees of the Company or any of its subsidiaries, nor does the Company have knowledge of any significant activity or proceeding of any labor organization (or representative thereof) or employee group to organize any such employees. Except as disclosed in the Filed SEC Documents, neither the Company nor any of its subsidiaries has made any commitment that would require the application of the terms of any collective bargaining agreements entered into by the Company or any of its subsidiaries to Bethlehem, to any joint venture of Bethlehem, or to any subsidiary of Bethlehem.

    Except as disclosed in the Filed SEC Documents there is no material labor dispute, strike, picketing or work stoppage, or any lockout, involving employees of the Company or any of its subsidiaries pending or, to the Company's knowledge, threatened against or involving the Company or any of its subsidiaries.

    Except as disclosed in Filed SEC Documents, (i) there is no grievance, arbitration, unfair labor practice, investigation, employment discrimination or other labor or employment related charge, complaint or claim against the Company or any of its subsidiaries pending before any court, arbitrator, mediator or governmental agency or tribunal, or, to the Company's knowledge, threatened, and (ii) there has been no adjudication by any court, arbitrator, mediator or governmental agency or tribunal that, in the case of either (i) or (ii), has or that would reasonably be expected to have a material adverse effect on the Company or otherwise limit or affect the business operations of the Company.

    (w) Assets Other than Real Property Interests. The Company or a subsidiary has good and valid title to all material assets reflected on the most recent balance sheet included in the Filed SEC Documents (the "Balance Sheet") or thereafter acquired, except those sold or otherwise disposed of for fair value since the date of the Balance Sheet in the ordinary course of business consistent with past practice and not in violation of this Agreement, in each case free and clear of all mortgages, liens, security interests or encumbrances of any kind except (i) mechanics', carriers', workmen's , repairmen's or other like liens arising or incurred in the ordinary course of business, liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business and liens for Taxes which are not due and payable or which may thereafter be paid without penalty, (ii) mortgages, liens, security interests and encumbrances which secure debt that is reflected as a liability on the Balance Sheet and the existence of which is indicated in the notes thereto and (iii) other imperfections of title or encumbrances, if any, which do not, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and the subsidiaries as presently conducted (the mortgages, liens, security interests, encumbrances and imperfections of title described in clauses (i), (ii) and (iii) above are hereinafter referred to collectively as "Permitted Liens").

    All the material tangible personal property of the Company and the subsidiaries has been maintained in all material respects in accordance with the past practice of the Company and the subsidiaries and generally accepted industry practice. Each item of material tangible personal property of the Company and the subsidiaries is in all material respects in good working order and is adequate and sufficient for the Company's intended purposes, ordinary wear and tear excepted. All leased personal property of the Company and the subsidiaries is in all material respects in the condition required of such property by the terms of the lease applicable thereto during the term of the lease and upon the expiration thereof.

    This Section 3.01(w) does not relate to real property or interests in real property, such items being the subject of Section 3.01(x).

    (x) Title to Real Property. Schedule 3.01(x) sets forth a complete list of all real property owned in fee by the Company and the subsidiaries (individually, an "Owned Property") and identifies any material reciprocal easement or operating agreements relating thereto. Schedule 3.01(x) sets forth a complete list of all real property and interests in real property leased by the Company and the subsidiaries (individually, a "Leased Property") and identifies any material base leases and reciprocal easement or operating agreements relating thereto. The Company or a subsidiary has
  (i) good and marketable fee title to all Owned Property insurable at regular rates and (ii) good and valid title to the leasehold estates in all Leased Property (an Owned Property or Leased Property being sometimes referred to herein, individually, as a "Company Property" and, collectively, as "Company Properties"), in each case free and clear of all mortgages, liens, security interests, encumbrances, leases, assignments, subleases, easements, covenants, rights-of-way and other similar restrictions of any nature whatsoever, except (A) leases, subleases and similar agreements set forth in Schedule 3.02(x), (B) Permitted Liens, (C) easements, covenants, rights-of-way and other similar restrictions of record, (D) any conditions that may be shown by a current, accurate survey or physical inspection of any Company Property made prior to Closing and
  (E) (I) zoning, building and other similar restrictions, (II) mortgages, liens, security interests, encumbrances, easements, covenants, rights-of-way and other similar restrictions that have been placed by any developer, landlord or other third party on property over which the Company or any subsidiary has easement rights or on any Leased Property and subordination or similar agreements relating thereto, and (III) unrecorded easements, covenants, rights-of-way and other similar restrictions, none of which items set forth in clauses (C), (D) and (E), individually or in the aggregate, materially impair the value or the continued use and operation of the property to which they relate in the business of the Company and the subsidiaries as presently conducted. To the knowledge of the Company, the current use by the Company and the subsidiaries of the plants, offices and other facilities located on Company Property does not violate any local zoning or similar land use or government regulations in any material respect.

    (y) Insurance. The Company and the subsidiaries maintain policies of fire and casualty, liability and other forms of insurance in such amounts, with such deductibles and against such risks and losses as are, in the Company's judgment, reasonable for the business and assets of the Company and the subsidiaries. The insurance policies owned and maintained by the Company and the subsidiaries are listed in Schedule 3.01(y). All such policies are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date under comprehensive general liability and workmen's compensation insurance policies), and no notice of cancellation or termination has been received with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancelation. To the knowledge of the Company, the activities and operations of the Company and the subsidiaries have been conducted in a manner so as to conform in all material respects to all applicable provisions of such insurance policies.

    (z) Transactions with Affiliates. Except as set forth in the Filed SEC Documents, there is no agreement, contract or other arrangement between the Company or any subsidiary, on the one hand, and any affiliate (other than the Company or a subsidiary), on the other hand, that will continue in effect subsequent to the Closing. After the Closing no affiliate of the Company or any subsidiary (other than the Company or any subsidiary) will have any material interest in any property (real or personal, tangible or intangible) or contract used in or pertaining to the business of the Company or a subsidiary. No affiliate of the Company or any subsidiary (other than the Company or any subsidiary) has any direct or indirect ownership interest in any person in which the Company or a subsidiary has any direct or indirect ownership interest or with which the Company or a subsidiary competes or has a business relationship.

    (aa) Books and Records. The Company has delivered to Bethlehem prior to the execution of this Agreement complete and correct copies of its Restated Certificate of Incorporation and By-laws and the articles of incorporation and by-laws (or comparable organizational documents) of its significant subsidiaries, in each case as amended to date. The books of account, minute books, stock record books, and other records of the Company and its subsidiaries, are complete and correct and have been maintained in accordance with sound business practices. The minute books of the Company and its subsidiaries contain accurate and complete records of all meetings held of, and corporate action taken by, the stockholders, the Boards of Directors, and committees of the Boards of Directors of the Company and its subsidiaries, and no meeting prior to November 30, 1997 of any such stockholders, Board of Directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Company and its subsidiaries.

  SECTION 3.02. Representations and Warranties of Bethlehem. Except as set forth with respect to a specifically identified representation and warranty on the Disclosure Schedule delivered by Bethlehem to the Company prior to the execution of this Agreement (the "Bethlehem Disclosure Schedule"), Bethlehem represents and warrants to the Company as follows:

    (a) Organization, Standing and Corporate Power. Bethlehem is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. Bethlehem is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing individually or in the aggregate would not have a material adverse effect on Bethlehem. Bethlehem has delivered to the Company complete and correct copies of its Restated Certificate of Incorporation and By-laws as amended to the date hereof.

    (b) Capital Structure. The authorized capital stock of Bethlehem consists of 250,000,000 shares of Bethlehem Common Stock, 20,000,000 shares of preferred stock, par value $1.00 per share ("Bethlehem Preferred Stock") and 20,000,000 shares of preference stock, par value $1.00 per share ("Bethlehem Preference Stock"). At the close of business on December 12, 1997, (i) 112,931,683 shares of Bethlehem Common Stock were issued and outstanding, (ii) 2,500,000 shares of $5.00 Cumulative Convertible Preferred Stock, 4,000,000 shares of $2.50 Cumulative Convertible Preferred Stock, and 5,123,200 shares of Bethlehem $3.50 Cumulative Convertible Preferred Stock were issued and outstanding, (iii) 1,703,849 shares of Bethlehem Series A Preference Stock and 706,254 shares of Bethlehem Series B Preference Stock were issued and outstanding, (iv) 2,051,583 shares of Bethlehem Common Stock were held by Bethlehem in its treasury, (v) 7,716,693 shares of Bethlehem Common Stock were reserved for issuance pursuant to the 1994 Stock Incentive Plan of Bethlehem Steel Corporation, the 1988 Stock Incentive Plan of Bethlehem Steel Corporation, the 1994 Non-Employee Directors Stock Plan of Bethlehem Steel Corporation, and the Savings Plan for Salaried Employees of Bethlehem Steel Corporation and Subsidiary Companies (collectively, the "Bethlehem Stock Plans") and (vi) 1,500,000 shares of Series A Junior Participating Preference Stock are reserved for issuance in connection with the rights (the "Bethlehem Rights") to purchase shares of Series A Junior Participating Preference Stock issued pursuant to the Rights Agreement dated as of September 28, 1988 (as amended from time to time, the "Bethlehem Rights Agreement") between Bethlehem and Morgan Shareholder Services Trust Company, as Rights Agent. Except as set forth above, at the close of business on December 12, 1997, no shares of capital stock or other voting securities of Bethlehem were issued, reserved for issuance or outstanding. At the close of business on December 12, 1997, there were no outstanding stock appreciation rights or rights (other than employee stock options to purchase shares of Bethlehem Common Stock) to receive shares of Bethlehem Common Stock on a deferred basis granted under the Bethlehem Stock Plans or otherwise. All outstanding shares of capital stock of Bethlehem are, and all shares which may be issued pursuant to this Agreement will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no notes, bonds, debentures or other indebtedness of Bethlehem having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Bethlehem may vote. Except as set forth above, at the close of business on December 12, 1997, there were no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Bethlehem or any of its subsidiaries was a party or by which any of them was bound obligating Bethlehem or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Bethlehem or any of its subsidiaries or obligating Bethlehem or any of its subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. At the close of business on December 12, 1997, there were no outstanding contractual obligations of Bethlehem or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Bethlehem or any of its subsidiaries.

    (c) Authority; Noncontravention. Bethlehem has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Bethlehem and the consummation by Bethlehem of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Bethlehem. This Agreement has been duly executed and delivered by Bethlehem and constitutes a valid and binding obligation of Bethlehem, enforceable against Bethlehem in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement by Bethlehem will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Bethlehem under, (i) the Restated Certificate of Incorporation or By-laws of Bethlehem, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Bethlehem or its properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Bethlehem or its properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate would not (x) have a material adverse effect on Bethlehem, (y) impair the ability of Bethlehem to perform its obligations under this Agreement in any material respect or (z) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Bethlehem in connection with the execution and delivery of this Agreement by Bethlehem or the consummation by Bethlehem of the transactions contemplated by this Agreement, except for (1) the filing of a premerger notification and report form by Bethlehem under the HSR Act; (2) the filing with the SEC of the Form S-4 and such reports under Section 13(a), 13(d), 15(d) or 16(a) of the Exchange Act as may be required in connection with this Agreement; (3) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Bethlehem is qualified to do business; (4) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval necessitated by the Merger or the transactions contemplated by this Agreement; (5) such filings with and approvals of the NYSE and the Chicago Stock Exchange (the "CSE") to permit the shares of Bethlehem Common Stock that are to be issued in the Merger and under the Stock Plans to be listed on the NYSE and the CSE; and (6) such consents, approvals, orders, authorizations, registrations, declarations and filings the failure to make or obtain which would not reasonably be expected to have a material adverse effect on Bethlehem or impair the ability of Bethlehem to perform its obligations under this Agreement in any material respect.

    (d) SEC Documents; Undisclosed Liabilities. Bethlehem has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (the "Bethlehem SEC Documents"). As of their respective dates, the Bethlehem SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Bethlehem SEC Documents, and none of the Bethlehem SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Bethlehem SEC Document has been revised or superseded by a later Filed Bethlehem SEC Document (as defined in Section 3.02(f)), none of the Bethlehem SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Bethlehem included in the Bethlehem SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Bethlehem and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as set forth in the Filed Bethlehem SEC Documents, neither Bethlehem nor any of its subsidiaries has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Bethlehem.

    (e) Information Supplied. None of the information supplied or to be supplied by Bethlehem specifically for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, except that no representation or warranty is made by Bethlehem with respect to statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion or incorporation by reference in the Proxy Statement/ Prospectus or the Form S-4.

    (f) Absence of Certain Changes or Events. Except as disclosed in the Bethlehem SEC Documents filed and publicly available prior to the date of this Agreement (as amended to the date of this Agreement, the "Filed Bethlehem SEC Documents"), since the date of the most recent audited financial statements included in the Filed Bethlehem SEC Documents, Bethlehem has conducted its business only in the ordinary course, and there has not been (i) any material adverse change in Bethlehem, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Bethlehem's capital stock, other than regular quarterly cash dividends, (iii) any split, combination or reclassification of any of Bethlehem's capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Bethlehem's capital stock, (iv) any damage, destruction or loss, whether or not covered by insurance, that has or would reasonably be expected to have a material adverse effect on Bethlehem, (v) except as may have been required by a change in generally accepted accounting principles, any change in accounting methods, principles or practices by Bethlehem materially affecting its assets, liabilities or business or (vi) any Tax election that would reasonably be expected to have a material adverse effect on Bethlehem, or any settlement or compromise of any material Tax liability.

    (g) Litigation. Except as disclosed in the Filed Bethlehem SEC Documents, there is no suit, action or proceeding pending or, to the knowledge of Bethlehem, threatened against or affecting Bethlehem or any of its subsidiaries that individually or in the aggregate would reasonably be expected to have a material adverse effect on Bethlehem, nor is there any judgment, order, decree, statute, law, ordinance, rule or regulation of any Governmental Entity outstanding against Bethlehem or any of its subsidiaries having, or which would reasonably be expected to have, any such material adverse effect.

    (h) ERISA Compliance. With respect to each "employee benefit plan" (as defined in Section 3(1) of ERISA) and each other employment, compensation, deferred compensation, change in control, termination or equity-based plan, program, agreement or arrangement entered into, maintained or contributed to by Bethlehem or a Commonly Controlled Entity of Bethlehem ("Bethlehem Benefit Plan"), no event has occurred and, to the knowledge of Bethlehem, no condition or set of circumstances exists, in connection with which Bethlehem or any of its subsidiaries could be subject to any liabilities (except liabilities for benefits claims and funding obligations payable in the ordinary course) under ERISA, the Code or any other applicable law that are individually or in the aggregate reasonably likely to have a material adverse effect on Bethlehem.

      (i) Taxes. (i) Each of Bethlehem and its subsidiaries has filed all Tax Returns required to be filed by it or requests for extensions to file such returns or reports have been timely filed, granted and have not expired, except to the extent that such failures to file or to have extensions granted that remain in effect individually or in the aggregate would not have a material adverse effect on Bethlehem. All returns filed by Bethlehem and each of its subsidiaries are complete and accurate in all material respects to the knowledge of Bethlehem. Bethlehem and each of its subsidiaries has paid (or Bethlehem has paid on its behalf) all Taxes shown as due on such returns and all material Taxes otherwise due, and the most recent financial statements contained in the Filed Bethlehem SEC Documents reflect an adequate liability for all Taxes payable by Bethlehem and its subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements, except where the failure to have such an adequate liability would not have a material adverse effect on Bethlehem.

      (ii) No deficiencies for any Taxes have been proposed, asserted or assessed against Bethlehem or any of its subsidiaries that are not adequately reflected on the financial statements, except for deficiencies that individually or in the aggregate would not have a material adverse effect on Bethlehem, and no requests for waivers of the time to assess any such Taxes have been granted or are pending. The U.S. Federal income Tax returns of Bethlehem and each of its subsidiaries consolidated in such returns have either been examined by and settled with the U.S. Internal Revenue Service or closed by virtue of the applicable statute of limitations. There is no audit, examination, deficiency or refund litigation pending with respect to Taxes and during the past three years no taxing authority has given written notice of the intent to commence any such examination, audit, deficiency or refund litigation. None of the assets or properties of Bethlehem or any of its subsidiaries is subject to any material Tax lien other than Permitted Tax Liens.

    (j) Brokers. No broker, investment banker, financial advisor or other person, other than J.P. Morgan Securities Inc., the fees and expenses of which will be paid by Bethlehem, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Bethlehem.

    (k) Opinion of Financial Advisor. Bethlehem has received the opinion of J.P. Morgan Securities Inc., dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair to Bethlehem from a financial point of view.

    (l) Compliance with Applicable Laws. Each of Bethlehem and its significant subsidiaries has in effect all Permits necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Permit, except for the lack of Permits and for defaults under Permits which lack or default individually or in the aggregate would not have a material adverse effect on Bethlehem. Except as disclosed in the Filed Bethlehem SEC Documents, Bethlehem and its significant subsidiaries are in compliance with all applicable judgments, orders, decrees, statutes, laws, ordinances, rules and regulations of any Governmental Entity, except for possible noncompliance which individually or in the aggregate would not have a material adverse effect on Bethlehem.

    (m) Bethlehem Rights Agreement. Under the terms of the Bethlehem Rights Agreement, the transactions contemplated by this Agreement will not cause a Distribution Date (as such term is defined in the Bethlehem Rights Agreement) to occur or cause the Bethlehem Rights to become exercisable.


                                  ARTICLE IV

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

  SECTION 4.01. Conduct of Business. (a) Conduct of Business by the Company. Except as set forth in Section 4.01 of the Company Disclosure Schedule or
Section 5.06 hereof, and except with the consent of Bethlehem, during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with those persons having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Time. Except as set forth in Section 4.01 of the Company Disclosure Schedule or Section 5.06 hereof, without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its subsidiaries to, without the consent of Bethlehem:

    (i) (x) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent and other than regular quarterly cash dividends of $.25 on Company Common Stock and $1.20 on Company Series B Preferred Stock,
  (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (z) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

    (ii) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of Company Common Stock upon the exercise of Employee Stock Options outstanding on the date of this Agreement and in accordance with their present terms or in accordance with the present terms of the Stock Plans);

    (iii) amend its Restated Certificate of Incorporation, by-laws, articles of incorporation, code of regulations or other comparable organizational documents, as applicable;

    (iv) acquire or agree to acquire (x) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, limited liability company, partnership, joint venture or other entity or division thereof or (y) any assets that individually or in the aggregate are material to the Company and its subsidiaries taken as a whole, except for purchases of inventory in the ordinary course of business consistent with past practice;

    (v) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets other than in the ordinary course of business consistent with past practice;

    (vi) (y) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice, or (z) make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or direct subsidiary of the Company or to officers and employees of the Company or any of its subsidiaries for travel, business or relocation expenses in the ordinary course of business;

    (vii) make or agree to make any new capital expenditure or capital expenditures which individually is in excess of $1,000,000 or in the aggregate are in excess of $10,000,000;

    (viii) make any Tax election that could reasonably be expected to have a material adverse effect on the Company or settle or compromise any material Tax liability;

    (ix) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Filed SEC Documents, incurred since the date of such financial statements in the ordinary course of business consistent with past practice or which do not in the aggregate have a material adverse effect on the Company;

    (x) (x) amend (other than as required by applicable law) any Company Benefit Plan in any material respect, (y) increase the compensation or bonus opportunity of any employee of the Company or its subsidiaries, except for any increases in the ordinary course of business consistent with past practice, or (z) grant any additional equity based compensation to any employee of the Company or its subsidiaries, except for grants in the ordinary course of business consistent with past practice;

    (xi) except in the ordinary course of business or except as could not reasonably be expected to have a material adverse effect on the Company, modify, amend or terminate any material contract or agreement to which the Company or any of its subsidiaries is a party or waive, release or assign any material rights or claims thereunder;

    (xii) make any change to its accounting methods, principles or practices, except as may be required by generally accepted accounting principles; or

    (xiii) authorize, or commit or agree to take, any of the foregoing actions.

  (b) Conduct of Business by Bethlehem. During the period from the date of this Agreement to the Effective Time, Bethlehem shall not (i) amend its Restated Certificate of Incorporation or by-laws, (ii) make any Tax election that could reasonably be expected to have a material adverse effect on Bethlehem or settle or compromise any material Tax liability or (iii) authorize, or commit or agree to take, any of the foregoing actions.

  (c) Other Actions. The Company and Bethlehem shall not, and shall not permit any of their respective subsidiaries to, take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of such party set forth in this Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (iii) any of the conditions to the Merger set forth in Article VI not being satisfied.

  (d) Advice of Changes. The Company and Bethlehem shall promptly advise the other party orally and in writing of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or (iii) any change or event having, or which could reasonably be expected to have, a material adverse effect on such party or on the truth of their respective representations and warranties or the ability of the conditions set forth in Article VI to be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

  SECTION 4.02. No Solicitation. (a) The Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly through another person, (i) solicit or initiate (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal that constitutes any takeover proposal (as defined below) or (ii) participate in any discussions or negotiations regarding any takeover proposal; provided, however, that if, at any time prior to the adoption of this Agreement by the holders of Company Common Stock, the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, the Company may, in response to a takeover proposal that was not solicited by it, and subject to compliance with
Section 4.02(c), (x) furnish information with respect to the Company and its subsidiaries to any person pursuant to a customary confidentiality agreement (as determined by the Company after consultation with its outside counsel) and
(y) participate in negotiations regarding such takeover proposal. For purposes of this Agreement, "takeover proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 20% or more of the assets of the Company and its subsidiaries or 20% or more of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by this Agreement.

  (b) Except as expressly permitted by this Section 4.02, neither the Board of Directors of the Company nor any committee thereof shall (i) (unless it determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Bethlehem, the approval or recommendation by such Board of Directors or such committee of the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any takeover proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any takeover proposal. Notwithstanding the foregoing, in the event that prior to the adoption of this Agreement by the holders of Company Common Stock the Board of Directors of the Company receives a superior proposal (as defined below), the Board of Directors of the Company may (x) (if it determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law) withdraw or modify its approval or recommendation of the Merger or this Agreement or (y) approve or recommend such superior proposal or terminate this Agreement (and concurrently with or after such termination, if it so chooses, cause the Company to enter into any Acquisition Agreement with respect to any superior proposal) but only at a time that is after the fifth business day following Bethlehem's receipt of written notice from the Company advising Bethlehem that the Board of Directors of the Company has received a superior proposal, specifying the terms and conditions of such superior proposal and identifying the person making such superior proposal. For purposes of this Agreement, a "superior proposal" means any proposal or offer made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of Company Common Stock then outstanding or a substantial portion of the assets of the Company and its subsidiaries and otherwise on terms which the Board of Directors of the Company determines in its good faith judgment to be more favorable to the Company's shareholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of the Company, is reasonably capable of being obtained by such third party.

  (c) In addition to the obligations of the Company set forth in paragraphs
(a) and (b) of this Section 4.02, the Company shall immediately advise Bethlehem of any takeover proposal, the material terms and conditions of such takeover proposal and the identity of the person making such request or takeover proposal. The Company will keep Bethlehem reasonably informed of the status and details (including amendments) of any such takeover proposal.

  (d) Nothing contained in this Section 4.02 shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's shareholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel, failure so to disclose would be inconsistent with its fiduciary duties to the Company's shareholders under applicable law; provided, however, that neither the Company nor its Board of Directors nor any committee thereof shall, except as permitted by Section 4.02(b), withdraw or modify, or propose publicly to withdraw or modify, its position with respect to this Agreement or the Merger or approve or recommend, or propose publicly to approve or recommend, a takeover proposal.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

  SECTION 5.01. Preparation of the Form S-4 and the Proxy Statement/Prospectus; Company Shareholders Meeting. (a) As soon as practicable following the date of this Agreement, the Company and Bethlehem shall prepare and file with the SEC the Proxy Statement/Prospectus and Bethlehem shall prepare and file with the SEC the Form S-4, in which the Proxy Statement/Prospectus will be included as a prospectus. Each of the Company and Bethlehem shall use all reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company will use all reasonable efforts to cause the Proxy Statement/Prospectus to be mailed to the Company's shareholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Bethlehem shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance of Bethlehem Common Stock in connection with the Merger and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such action.

  (b) Subject to the fiduciary duties of the directors under applicable law, the Company will, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its shareholders (the "Company Shareholders Meeting") for the purpose of obtaining the Company Shareholder Approval. Subject to the fiduciary duties of the directors under applicable law, the Company will, through its Board of Directors, recommend to its shareholders the adoption of this Agreement and the approval of the transactions contemplated hereby.

  SECTION 5.02. Letters of the Company's Accountants. The Company shall use all reasonable efforts to cause to be delivered to Bethlehem a letter of Arthur Andersen LLP, the Company's independent public accountants, dated a date within two business days before the date on which the Form S-4 shall become effective and a letter of Arthur Andersen LLP dated a date within two business days before the Closing Date, each addressed to Bethlehem, in form and substance reasonably satisfactory to Bethlehem and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

  SECTION 5.03. Letters of Bethlehem's Accountants. Bethlehem shall use all reasonable efforts to cause to be delivered to the Company a letter of Price Waterhouse LLP, Bethlehem's independent public accountants, dated a date within two business days before the date on which the Form S-4 shall become effective and a letter of Price Waterhouse LLP dated a date within two business days before the Closing Date, each addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

  SECTION 5.04. Access to Information; Confidentiality. Each of the Company and Bethlehem shall, and shall cause each of its respective subsidiaries to, afford to the other party and to the officers, employees, financial advisors, attorneys, accountants and other representatives of such other party, reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, each of the Company and Bethlehem shall, and shall cause each of its respective subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, form, statement and other document filed by it during such period pursuant to the requirements of U.S. Federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. Each of the Company and Bethlehem will hold, and will cause its respective officers, employees, financial advisors, attorneys, accountants and other representatives and affiliates to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement between Bethlehem and the Company (the "Confidentiality Agreement").

  SECTION 5.05. Reasonable Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, such as those referred to in Sections 3.01(d)(1)-(5) and 3.02(c)(1)-(5)) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary waivers, consents or approvals from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Notwithstanding the foregoing, in connection with any filing or submission required or action to be taken by either Bethlehem or the Company to effect the Merger and to consummate the other transactions contemplated hereby, the Company shall not, without Bethlehem's prior written consent, commit to any divestiture transaction, and neither Bethlehem nor any of its affiliates shall be required to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, the Company or any of its businesses, product lines or assets or any of the businesses, product lines or assets of Bethlehem or any of its affiliates or that otherwise would have a material adverse effect on Bethlehem.

  (b) In connection with and without limiting the foregoing, the Company and its Board of Directors shall (i) take all reasonable action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement, or any of the other transactions contemplated by this Agreement and (ii) if any state takeover statute or similar statute or regulation becomes applicable to the Merger, this Agreement, or any other transaction contemplated by this Agreement, take all action necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

  SECTION 5.06. Employee Matters. (a) Bethlehem agrees that the Company shall honor in accordance with their respective terms and, on and after the Effective Time, Bethlehem shall cause the Surviving Corporation to honor, without offset, deduction, counterclaim, interruption or deferment, all Company Plans and all other written employment, severance, termination and retirement agreements to which the Company is a party as of the Effective Time, including those Company Plans set forth in the Company Disclosure Schedule. Bethlehem acknowledges that, for the purposes of certain of such Company Plans and certain of such other employment, severance, termination and retirement agreements to which the Company is currently a party, the consummation or shareholder approval (depending upon the terms of the applicable plan or agreement) of the Merger will constitute a "change in control" of the Company (as such term is defined in such plans and agreements) at the Effective Time and "Good Reason" (as such term is defined in the Severance Agreements referred to in Section 3.01(j) of the Company Disclosure Schedule) with respect to the 12 executive officers of the Company identified in Section 3.01(j) of the Company Disclosure Schedule at, and subject to, the times specified therein. Subject to the preceding sentence, Bethlehem agrees to cause the Surviving Corporation, after consummation of the Merger, to pay all amounts provided under such Company Plans and agreements in accordance with their respective terms and to honor, and to cause the Surviving Corporation to honor, all rights, privileges and modifications to or with respect to any such Company Plans or agreements that become effective as a result of such change in control.

  (b) Bethlehem agrees that, for a period of no less than one year after the Effective Time, it shall, or shall cause the Surviving Corporation to, provide employee pension and welfare plans for the benefit of employees and former employees of the Company, that, in the aggregate, are not materially less favorable than the Company Plans in effect immediately prior to the Effective Time. To the extent any benefit plan of Bethlehem (or any plan of the Surviving Corporation) shall be made applicable to any employee or former employee of the Company, Bethlehem shall, or shall cause the Surviving Corporation to, grant to employees and former employees of the Company credit for service with the Company prior to the Effective Time for the purposes of determining eligibility to participate and the employee's nonforfeitable interest in benefits thereunder and, unless a duplication of benefits would thereby result, for calculating benefits (including benefits the amount or level of which is determined by reference to an employee's vesting service) thereunder. In addition, to the extent any Bethlehem Plan (or any plan of the Surviving Corporation) that constitutes a "welfare plan," as defined in
Section 3.01(j) hereof, shall be made applicable to any employee or former employee of the Company, Bethlehem shall, or shall cause the Surviving Corporation to, (i) waive all preexisting condition exclusions and waiting periods otherwise applicable to employees and former employees of the Company, except to the extent any such limitations or waiting periods in effect under comparable Company Plans have not been satisfied as of the date such plan is made so applicable and (ii) credit each employee and former employee of the Company for any co-payments and deductibles paid by such employee or former employee under comparable Company Plans prior to the date such plan is made so applicable. Nothing in this Agreement shall be interpreted as limiting the power of the Surviving Corporation to amend or terminate any Company Plan or any other employee benefit plan, program, agreement or policy or as requiring the Surviving Corporation or Bethlehem to offer to continue (other than as required by its terms) any written employment contract.

  SECTION 5.07. Employee Stock Options. At the Effective Time or such earlier time as is provided in the applicable stock option plan or employee or director stock option or agreement as in effect on the date hereof all Employee Stock Options shall become vested and exercisable in full. At the Effective Time, each of the Employee Stock Options which is outstanding and unexercised at the Effective Time shall be converted automatically into an option to purchase shares of Bethlehem Common Stock in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of the stock option plans of the Company governing the Employee Stock Options (the "Company Stock Option Plans")):

    (1) The number of shares of Bethlehem Common Stock to be subject to the new option shall be equal to the product of the number of shares of Company Common Stock subject to the original option and the

  Conversion Number; provided, however, that any fractional shares of Bethlehem Common Stock resulting from such multiplication shall be rounded down to the nearest share; and

    (2) The exercise price per share under the new option shall be equal to
  (a) the aggregate exercise price of the original option divided by (b) the total number of shares of Bethlehem Common Stock subject to the option; provided, however, that such exercise price shall be rounded up to the nearest cent.

The adjustment provided herein with respect to any incentive stock options shall be and is intended to be effected in a manner that is consistent with
Section 424(a) of the Code. The duration and other terms of the new option shall be the same as that of the original option, except that all references to the Company shall be deemed to be references to Bethlehem and the vesting of all options shall be accelerated to the Effective Time. Bethlehem shall file with the SEC a registration statement on Form S-8 (or other appropriate form) or a post-effective amendment to the Registration Statement as promptly as practicable after the date hereof for purposes of registering all shares of Bethlehem Common Stock issuable after the Effective Time upon exercise of the Employee Stock Options, and shall have such registration statement or post-effective amendment become effective and comply, to the extent applicable, with state securities or blue sky laws with respect thereto at the Effective time.

  SECTION 5.08. Rights Agreement. The Board of Directors of the Company shall take all further action (in addition to that referred to in Section 3.01(o)) reasonably requested in writing by Bethlehem (including redeeming the Rights immediately prior to the Effective Time or amending the Rights Agreement) in order to render the Rights inapplicable to the Merger and the other transactions contemplated by this Agreement.

  SECTION 5.09. Continuance of Existing Indemnification Rights. (a) For six years after the Effective Time, Bethlehem shall, or shall cause the Surviving Corporation to, indemnify, defend and hold harmless any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, employee or agent (an "Indemnified Person") of the Company or any of its subsidiaries against all losses, claims, damages, liabilities, costs and expenses (including attorneys' fees and expenses), judgments, fines, losses and amounts paid in settlement in connection with any actual or threatened action, suit, claim, proceeding or investigation (each a "Claim") to the extent that any such Claim is based on, or arises out of: (i) the fact that such Indemnified Person is or was a director, officer, employee or agent of the Company or any of its subsidiaries or is or was serving at the request of the Company or any of its subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; or (ii) this Agreement or any of the transactions contemplated hereby, in each case to the extent that any such Claim pertains to any matter or fact arising, existing or occurring prior to or at the Effective Time, regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time, to the full extent permitted under the DGCL, the Company's Restated Certificate of Incorporation or By-laws or any indemnification agreement in effect at the date hereof, including provisions relating to advancement of expenses incurred in the defense of any such Claim; provided, however, that neither Bethlehem nor the Surviving Corporation shall be required to indemnify any Indemnified Person in connection with any proceeding (or portion thereof) involving any Claim initiated by such Indemnified Person unless the initiation of such proceeding (or portion thereof) was authorized by the Board of Directors of Bethlehem or unless such proceeding is brought by an Indemnified Person to enforce rights under this Section 5.09. Without limiting the generality of the preceding sentence, in the event any Indemnified Person becomes involved in any Claim, after the Effective Time, Bethlehem shall, or shall cause the Surviving Corporation to, periodically advance to such Indemnified Person its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the providing by such Indemnified Person of an undertaking to reimburse all amounts so advanced in the case of a final nonappealable determination by a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified therefor.

  (b) Bethlehem and the Company agree that all rights to indemnification or liabilities, and all limitations with respect thereto, existing in favor of any Indemnified Person, as provided in the Company's Restated Certificate of Incorporation or By-laws and any indemnification agreement in effect at the date hereof, shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of six years from the Effective Time to the extent such rights, liabilities and limitations are consistent with the DGCL; provided, however, that in the event any Claim is asserted or made within such six-year period, all such rights, liabilities and limitations in respect of any such Claim shall continue until disposition thereof; provided further that any determination required to be made with respect to whether an Indemnified Person's conduct complies with the standards set forth under the DGCL, the Company's Restated Certificate or Incorporation or By-laws or any such agreement, as the case may be, shall be made by independent legal counsel selected by such Indemnified Person and reasonably acceptable to Bethlehem; provided further that nothing in this Section 5.09 shall impair any rights or obligations of any current or former director or officer of the Company; and provided further that nothing in this Section 5.09 shall require Bethlehem to amend its certificate of incorporation or by-laws.

  (c) Bethlehem or the Surviving Corporation shall maintain the company's existing directors' and officers' liability insurance policy ("D&O Insurance") for a period of not less than six years after the Effective Time; provided, however, that Bethlehem may substitute therefor policies of substantially similar coverage (including pursuant to Bethlehem's own policy) and amounts containing terms no less advantageous to such former directors or officers; provided further that, subject to the preceding proviso, if the existing D&O Insurance expires or is canceled during such period, Bethlehem or the Surviving Corporation shall use their best efforts to obtain substantially similar D&O Insurance; and provided further that neither Bethlehem nor the Surviving Corporation shall be required to pay an annual premium for D&O Insurance in excess of 200% of the last annual premium paid prior to the date hereof, but in such case shall purchase as much coverage as possible for such amount.

  SECTION 5.10. Fees and Expenses. (a) Except as set forth in this Section 5.10, all fees and expenses incurred in connection with the Merger, this Agreement and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated. Bethlehem shall file any return with respect to and shall pay, any state or local taxes (including any penalties or interest with respect thereto), if any, which are attributable to the transfer of the beneficial ownership of the Company's real property (collectively, the "Real Estate Transfer Taxes") as a result of the Merger. The Company shall cooperate with Bethlehem in the filing of such returns including, in the case of the Company, supplying in a timely manner a complete list of all real property interests held by the Company and any information with respect to such property that is reasonably necessary to complete such returns. The fair market value of any real property of the Company subject to Real Property Transfer Taxes shall be determined by Bethlehem.

  (b) In the event that (i) a takeover proposal shall have been made known to the Company or any of its subsidiaries or has been made directly to its shareholders generally or any person shall have publicly announced an intention (whether or not conditional) to make a takeover proposal and thereafter this Agreement is terminated by either Bethlehem or the Company pursuant to Section 7.01(b)(i) (including without limitation because of the failure to satisfy the condition set forth in Section 6.03(c)), Section 7.01(b)(ii) or Section 7.01(d) or (ii) this Agreement is terminated by the Company pursuant to Section 7.01(c) then the Company shall promptly pay Bethlehem a fee equal to $13.5 million (the "Termination Fee") payable by wire transfer of same day funds; provided, however, that no Termination Fee shall be payable to Bethlehem pursuant to clause (i) of this paragraph (b) unless and until within 12 months of such termination the Company or any of its subsidiaries enters into any Acquisition Agreement or consummates any takeover proposal (for the purposes of the foregoing proviso the terms "Acquisition Agreement" and "takeover proposal" shall have the meanings assigned to such terms in Section 4.02).

  SECTION 5.11. Public Announcements. Bethlehem and the Company will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

  SECTION 5.12. Affiliates. Prior to the Closing Date, the Company shall deliver to Bethlehem a letter identifying all persons who are, at the time this Agreement is submitted for adoption to the shareholders of the Company, "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company shall use all reasonable efforts to cause each such person to deliver to Bethlehem on or prior to the Closing Date a written agreement substantially in the form attached as Exhibit A hereto.

  SECTION 5.13. Stock Exchange Listings. Bethlehem shall use all reasonable efforts to cause the shares of Bethlehem Common Stock to be issued in the Merger and under the Stock Plans to be approved for listing on the NYSE and the CSE, subject to official notice of issuance, prior to the Closing Date.

  SECTION 5.14. Shareholder Litigation. The Company shall give Bethlehem the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and its directors relating to the transactions contemplated by this Agreement; provided, however, that no such settlement shall be agreed to without Bethlehem's consent, which consent shall not be unreasonably withheld.

  SECTION 5.15. Merger Sub. Promptly, but in no event later than three business days after the date hereof, (a) Bethlehem shall cause Merger Sub to be formed as a Delaware corporation and its wholly owned subsidiary; (b) Bethlehem shall cause Merger Sub to adopt and execute and become a party to this Agreement, all in accordance with Section 251 of the DGCL; and (c) Bethlehem shall notify the Company of its compliance with the foregoing by written notice delivered in accordance with Section 8.02 hereof.

                                  ARTICLE VI

                             CONDITIONS PRECEDENT

  SECTION 6.01. Conditions to Each Party's Obligation To Effect the
Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

    (a) Shareholder Approvals. The Company Shareholder Approval shall have been obtained.

    (b) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

    (c) No Injunctions or Restraints. No judgment, decree, statute, law, ordinance, rule, regulation, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition (collectively, "Restraints") preventing the consummation of the Merger shall be in effect; provided, however, that each of the parties shall have used all reasonable efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered.

    (d) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and Bethlehem shall have received all state securities or "blue sky" authorizations necessary to issue the Bethlehem Common Stock issuable pursuant to this Agreement.

    (e) Stock Exchange Listings. The shares of Bethlehem Common Stock issuable to the Company's shareholders pursuant to this Agreement and under the Stock Plans shall have been approved for listing on the NYSE and the CSE, subject to official notice of issuance.

  SECTION 6.02. Conditions to Obligations of Bethlehem and Merger Sub. The obligations of Bethlehem and Merger Sub to effect the Merger are further subject to satisfaction or waiver (by Bethlehem) on or prior to the Closing Date of the following conditions:

    (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct (without regard to any materiality qualifications or references to material adverse effect contained in any specific representation or warranty), as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case as of such date); provided that this paragraph (a) shall be deemed satisfied so long as the failure of all such representations and warranties to be true and correct would not have a material adverse effect on the Company, and Bethlehem shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

    (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Bethlehem shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

    (c) No Litigation. There shall not be pending or threatened by any Governmental Entity any suit, action or proceeding, (i) challenging the acquisition by Bethlehem of any shares of capital stock of the Company or the Surviving Corporation, seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement or seeking to obtain from the Company or Bethlehem any damages that are material in relation to the Company and its subsidiaries taken as a whole or Bethlehem and its subsidiaries taken as a whole, as applicable,
  (ii) seeking to prohibit or limit the ownership or operation by the Company, Bethlehem or any of their respective subsidiaries of any material portion of the business or assets of the Company, Bethlehem or any of their respective subsidiaries, or to compel the Company, Bethlehem or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, Bethlehem or any of their respective subsidiaries, as a result of the Merger or any of the other transactions contemplated by this Agreement, (iii) seeking to impose limitations on the ability of Bethlehem to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of the Company or the Surviving Corporation, (iv) seeking to prohibit Bethlehem or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company or its subsidiaries or (v) which otherwise would reasonably be expected to have a material adverse effect on the Company or Bethlehem. In addition, there shall not be any judgment, order, decree, statute, law, ordinance, rule or regulation, enacted, entered, promulgated or enforced that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses
  (ii) through (v) above.

    (d) No Material Adverse Change. At any time after the date of this Agreement there shall not have occurred any material adverse change relating to the Company.

  SECTION 6.03. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to satisfaction or waiver on or prior to the Closing Date of the following conditions:

    (a) Representations and Warranties. The representations and warranties of Bethlehem set forth in this Agreement shall be true and correct (without regard to any materiality qualifications or references to material adverse effect contained in any specific representation or warranty) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except to the extent such representations expressly relate to an earlier date (in which case as of such date); provided that this paragraph (a) shall be deemed satisfied so long as the failure of all such representations and warranties to be true and correct would not have a material adverse effect on Bethlehem, and the Company shall have received a certificate signed on behalf of Bethlehem by the chief executive officer of Bethlehem and the chief financial officer of Bethlehem to such effect.

    (b) Performance of Obligations of Bethlehem. Bethlehem shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Bethlehem by the chief executive officer of Bethlehem and the chief financial officer of Bethlehem to such effect.

    (c) Average Market Price. The Average Market Price shall be greater than or equal to $6.906.

    (d) No Material Adverse Change. At any time after the date of this Agreement there shall not have occurred any material adverse change relating to Bethlehem.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

  SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Shareholder
Approval:

    (a) by mutual written consent of Bethlehem and the Company;

    (b) by either Bethlehem or the Company:

      (i) if the Merger shall not have been consummated on or before June 30, 1998, unless the failure to consummate the Merger is the result of a willful and material breach of this Agreement by the party seeking to terminate this Agreement; provided, however, that the passage of such period shall be tolled for any part thereof (but not exceeding 30 calendar days in the aggregate) during which any party shall be subject to a nonfinal order, decree, ruling, injunction or action restraining, enjoining or otherwise prohibiting the consummation of the Merger or the calling or holding of the Company Shareholders Meeting;

      (ii) if the Company Shareholder Approval shall not have been obtained at a Company Shareholders Meeting duly convened therefor;

      (iii) if any Governmental Entity shall have issued an order, decree, ruling or injunction or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling, injunction or other action shall have become final and nonappealable; or

      (iv) in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in Section 6.02(a) or (b) or Section 6.03(a) or (b), as applicable, and (B) cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach (a "Material Breach") (provided that the terminating party is not then in Material Breach of any representation, warranty, covenant or other agreement contained in this Agreement);

    (c) by the Company in accordance with Section 4.02(b); provided that it has complied with all provisions thereof and that it complies with the applicable requirements of Section 5.10; or

    (d) by Bethlehem if (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Bethlehem its approval or recommendation of the Merger or this Agreement, or approved or recommended any superior proposal or (ii) the Board of Directors of the Company or any committee thereof shall have resolved to take any of the foregoing actions.

  SECTION 7.02. Effect of Termination. In the event of termination of this Agreement by either the Company or Bethlehem as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Bethlehem, Merger Sub or the Company, other than the provisions of Section 3.01(p), Section 3.02(j), the last sentence of Section 5.04, Section 5.10, this Section 7.02 and Article VIII and except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

  SECTION 7.03. Amendment. This Agreement may be amended by the parties at any time before or after the Company Shareholder Approval; provided, however, that after any such approval, there shall not be made any amendment that by law requires further approval by the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

  SECTION 7.04. Extension; Waiver. At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 7.03, waive compliance by the other parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

  SECTION 7.05. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 7.01, an amendment of this Agreement pursuant to Section 7.03 or an extension or waiver pursuant to
Section 7.04 shall, in order to be effective, require action by its Board of Directors or, with respect to any amendment to this Agreement, to the extent permitted by applicable law, a duly authorized committee of its Board of Directors.

                                 ARTICLE VIII

                              GENERAL PROVISIONS

  SECTION 8.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This
Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

  SECTION 8.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

    (a) if to Bethlehem or Merger Sub, to

      Bethlehem Steel Corporation
      1170 Eighth Avenue
      Bethlehem, PA 18016

      Fax: (610) 694-1500

      Attention: Stephen J. Selden

      with a copy to:

      Cravath, Swaine & Moore
      Worldwide Plaza
      825 Eighth Avenue
      New York, New York 10019
      Attention: Robert A. Kindler

      Fax: (212) 474-3700; and

    (b) if to the Company, to

      Lukens Inc.
      50 South First Avenue
      Coatesville, PA 19320

      Fax: (610) 383-2004

      Attention: William D. Sprague, Vice President and General Counsel

      with a copy to:

      Skadden, Arps, Slate, Meagher & Flom LLP
      One Rodney Square
      P.O. Box 636
      Wilmington, DE 19899
      Attention: Steven J. Rothschild

      Fax: (302) 651-3001

  SECTION 8.03. Definitions. For purposes of this Agreement:

    (a) an "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person;

    (b) "material adverse change" or "material adverse effect" means, when used in connection with the Company or Bethlehem, any change, effect, event or occurrence that is materially adverse to the business, financial condition or results of operations of such party and its subsidiaries taken as a whole, other than any change, effect, event or occurrence relating to the United States economy in general or to the Company's or Bethlehem's, as applicable, industry or industries in general;

    (c) "person" means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or other entity;

    (d) a "subsidiary" of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person;

    (e) a "significant subsidiary" of any person means any subsidiary of such person that constitutes a significant subsidiary within the meaning of Rule 1-02 of Regulation S-X promulgated by the SEC;

    (f) "takeover proposal" has the meaning assigned thereto in Section
  4.02(a);

    (g) "superior proposal" has the meaning assigned thereto in Section 4.02(b); and

    (h) "Taxes" has the meaning assigned thereto in Section 3.01(k)(iv).

  SECTION 8.04. Interpretation. When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined herein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

  SECTION 8.05. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

  SECTION 8.06. Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein) and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Article II, Section 5.06(a) and Section 5.09, are not intended to confer upon any person other than the parties any rights or remedies.

  SECTION 8.07. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

  SECTION 8.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by either party without the prior written consent of the other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

  SECTION 8.09. Disclosure Schedules. Matters reflected on the Company Disclosure Schedule and the Bethlehem Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected therein and the inclusion of such matters shall not be deemed an admission that such matters were required to be reflected on the Company Disclosure Schedule or the Bethlehem Disclosure Schedule, as the case may be. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature.

  SECTION 8.10. Severability. If any provision of this Agreement or the application thereof to any person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

  SECTION 8.11. Enforcement. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in Delaware state court, the foregoing being in addition to any other remedy to which they are entitled at law or in equity.

  IN WITNESS WHEREOF, Bethlehem and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                          Bethlehem Steel Corporation

                                               /s/ Curtis H. Barnette
                                          By___________________________________
                                            Name: Curtis H. Barnette
                                            Title:Chairman and Chief Executive
                                            Officer

                                          Lukens Inc.

                                               /s/ R. W. Van Sant
                                          By___________________________________
                                            Name: R. W. Van Sant
                                            Title:Chairman and Chief Executive
                                            Officer

  IN WITNESS WHEREOF, Lukens Acquisition Corporation hereby adopts and executes, and agrees to become a party to, this Agreement and Plan of Merger dated as of December 15, 1997 between Bethlehem Steel Corporation and Lukens Inc. and to undertake the obligations of "Merger Sub" in accordance with
Section 5.15 herein and has caused this Agreement to be signed by its officer thereunto duly authorized, all as of the date first written above.

                                          Lukens Acquisition Corporation

                                               /s/ Stephen J. Selden
                                          By___________________________________
                                            Name: Stephen J. Selden
                                            Title:Secretary

                                                                      EXHIBIT A
                                            TO THE AGREEMENT AND PLAN OF MERGER

                           FORM OF AFFILIATE LETTER

Dear Sirs:

  The undersigned, a holder of shares of common stock, par value $.01 per share ("Company Common Stock"), or Lukens Series B Preferred Stock ("Company Preferred Stock") of Lukens Inc., a Delaware corporation (the "Company"), acknowledges that the undersigned may be deemed an "affiliate" of the Company within the meaning of Rule 145 ("Rule 145") promulgated under the Securities Act of 1933, as amended (the "Securities Act"), by the Securities and Exchange Commission (the "SEC"), although nothing contained herein should be construed as an admission of such fact. Pursuant to the terms of the Agreement and Plan of Merger dated as of December 15, 1997, between Bethlehem Steel Corporation, a Delaware corporation ("Bethlehem") and the Company, a subsidiary of Bethlehem ("Merger Sub") will be merged with and into the Company (the "Merger"), and in connection with the Merger, the undersigned is entitled to receive common stock, par value $1.00 per share ("Bethlehem Common Stock"), of Bethlehem.

  If in fact the undersigned were an affiliate under the Securities Act, the undersigned's ability to sell, assign or transfer the Bethlehem Common Stock received by the undersigned in exchange for any shares of Company Common Stock in connection with the Merger may be restricted unless such transaction is registered under the Securities Act or an exemption from such registration is available. The undersigned understands that such exemptions are limited and the undersigned has obtained or will obtain advice of counsel as to the nature and conditions of such exemptions, including information with respect to the applicability to the sale of such securities of Rules 144 and 145(d) promulgated under the Securities Act. The undersigned understands that Bethlehem will not be required to maintain the effectiveness of any registration statement under the Securities Act for the purposes of resale of Bethlehem Common Stock by the undersigned.

  The undersigned hereby represents to and covenants with Bethlehem that the undersigned will not sell, assign or transfer any of the Bethlehem Common Stock received by the undersigned in exchange for shares of Company Common Stock or Company Preferred Stock in connection with the Merger except (i) pursuant to an effective registration statement under the Securities Act, (ii) in conformity with the volume and other limitations of Rule 145 or (iii) in a transaction which, in the opinion of the general counsel of Bethlehem or other counsel reasonably satisfactory to Bethlehem (it being expressly agreed that Skadden, Arps, Slate, Meagher & Flom LLP shall be considered reasonably satisfactory for all purposes under this Agreement) or as described in a "no-action" or interpretive letter from the Staff of the SEC specifically issued with respect to a transaction to be engaged in by the undersigned, is not required to be registered under the Securities Act.

  In the event of a sale or other disposition by the undersigned of Bethlehem Common Stock pursuant to Rule 145, the undersigned will supply Bethlehem with evidence of compliance with such Rule, in the form of a letter in the form of Annex I hereto (or other reasonably satisfactory documentation evidencing compliance with Rule 145) and the opinion of counsel or no-action letter referred to above. The undersigned understands that Bethlehem may instruct its transfer agent to withhold the transfer of any Bethlehem Common Stock disposed of by the undersigned, but that (provided such transfer is not prohibited by any other provision of this letter agreement) upon receipt of such evidence of compliance, Bethlehem shall cause the transfer agent to effectuate the transfer of the Bethlehem Common Stock sold as indicated in such letter.

  Bethlehem covenants that it will take all such actions as may be reasonably available to it to permit the sale or other disposition of Bethlehem Common Stock by the undersigned under Rule 145 in accordance with the terms thereof.

  The undersigned acknowledges and agrees that the legends set forth below will be placed on certificates representing Bethlehem Common Stock received by the undersigned in connection with the Merger or held by a transferee thereof, which legends will be removed by delivery of substitute certificates upon receipt of an opinion in form and substance reasonably satisfactory to Bethlehem from counsel reasonably satisfactory to Bethlehem to the effect that such legends are no longer required for purposes of the Securities Act.

  There will be placed on the certificates for Bethlehem Common Stock issued to the undersigned, or any substitutions therefor, a legend stating in substance:

    "The shares represented by this certificate were issued pursuant to a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The shares have not been acquired by the holder with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933. The shares may not be sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933."

  The undersigned acknowledges that (i) the undersigned has carefully read this letter and understands the requirements hereof and the limitations imposed upon the distribution, sale, transfer or other disposition of Bethlehem Common Stock and (ii) the receipt by Bethlehem of this letter is an inducement to Bethlehem's obligations to consummate the Merger.

                                          Very truly yours,

Dated:

                                                                        ANNEX I
                                                                   TO EXHIBIT A

                                                                         [Date]

[Name]

  On      , the undersigned sold the securities of Bethlehem Steel Corporation
("Bethlehem") described below in the space provided for that purpose (the "Securities"). The Securities were received by the undersigned in connection with the merger of a subsidiary of Bethlehem with and into Lukens Inc., a Delaware corporation.

  Based upon the most recent report or statement filed by Bethlehem with the Securities and Exchange Commission, the Securities sold by the undersigned were within the prescribed limitations set forth in paragraph (e) of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act").

  The undersigned hereby represents that the Securities were sold in "brokers' transactions" within the meaning of Section 4(4) of the Securities Act or in transactions directly with a "market maker" as that term is defined in Section 3(a)(38) of the Securities Exchange Act of 1934, as amended. The undersigned further represents that the undersigned has not solicited or arranged for the solicitation of orders to buy the Securities, and that the undersigned has not made any payment in connection with the offer or sale of the Securities to any person other than to the broker who executed the order in respect of such sale.

                                          Very truly yours,

[Space to be provided for description of the Securities.]

  AMENDMENT dated as of January 4, 1998, to the Agreement and Plan of Merger dated as of December 15, 1997, among BETHLEHEM STEEL CORPORATION, a Delaware corporation ("Bethlehem"), LUKENS ACQUISITION CORPORATION, a Delaware corporation ("MERGER SUB") and LUKENS INC., a Delaware corporation (the "Company").

  WHEREAS Bethlehem and the Company have entered into an Agreement and Plan of Merger dated as of December 15, 1997 (the "Merger Agreement"; all terms used herein that are defined in the Merger Agreement have the meanings set forth therein);

  WHEREAS Merger Sub has become a party to the Merger Agreement pursuant to
Section 5.15 thereof;

  WHEREAS the parties wish to amend certain terms of the Merger Agreement as hereinafter provided.

  NOW, THEREFORE, the parties hereto agree as follows:

  Section 1. The dollar amount set forth in Section 2.01(c)(i) is hereby amended to be $30.

  Section 2. The reference to 3.62 in the proviso in Section 2.01(c)(ii) shall be amended to be 4.317 and the reference to 2.797 in such proviso shall be amended to be 2.878.

  Section 3. The reference to .62 in clause (z) of Section 2.03(a) and to .38 in clause (z) of Section 2.03(c) shall be amended to be .68 and .32, respectively.

  Section 4. The reference to $6.906 in Section 6.03(c) shall be amended to be $6.950.

  Section 5. Section 8.11 shall be amended by adding at the end thereof the following: "The parties agree to the exclusive jurisdiction of the Federal and state courts in the State of Delaware for any disputes arising under this Agreement or the transactions contemplated hereby."

  Section 6. Except as amended hereby, the Merger Agreement continues to be, and shall remain, in full force and effect in accordance with its terms. The General Provisions set forth in Article VIII of the Merger Agreement are incorporated herein by reference and deemed made a part hereof, mutatis mutandis.

  IN WITNESS WHEREOF, the parties have executed this Amendment by their respective officers thereunto duly authorized as of the date first above written,

                                          Bethlehem Steel Corporation,

                                                  /s/ C.H. Barnette
                                          by___________________________________
                                                     C.H. Barnette

                                          Lukens Inc.,

                                                   /s/ R.W. Van Sant
                                          by___________________________________
                                            Name:     R.W. Van Sant
                                            Title:

                                          Lukens Acquisition Corporation,


                                                   /s/ C.H. Barnette
                                          by___________________________________
                                                      C.H. Barnette

                                                                       ANNEX II
CREDIT  FIRST           [LETTERHEAD CREDIT SUISSE FIRST BOSTON]
SUISSE  BOSTON

January 4, 1998

The Board of Directors
Lukens Inc.
50 South First Avenue
Coatsville, PA 19320

Members of the Board:

You have asked us to advise you with respect to the fairness to the holders of the common stock of Lukens Inc. ("Lukens") from a financial point of view of the consideration to be received by such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of December 15, 1997, as amended as of January 4, 1998 (the "Merger Agreement"), among Bethlehem Steel Corporation ("BSC"), Lukens Acquisition Corporation ("Merger Sub") and Lukens. The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Lukens (the "Merger") pursuant to which Lukens will become a wholly owned subsidiary of BSC and each outstanding share of the common stock, par value $0.01 per share, of Lukens (the "Lukens Common Stock") will be converted into the right to receive, at the election of the holder thereof and subject to certain proration procedures, either (i) $30.00 in cash (the "Cash Consideration") or (ii) that number of shares (the "Stock Consideration" and, together with the Cash Consideration, the "Merger Consideration") of the common stock, par value $1.00 per share, of BSC (the "BSC Common Stock") equal to the quotient obtained by dividing $30.00 by the average of the daily closing prices per share of BSC Common Stock as reported on the New York Stock Exchange ("NYSE") Composite Transactions Tape for the 15 consecutive full NYSE trading days immediately preceding the third full NYSE trading day prior to the effective time of the Merger, subject to adjustment, as more fully described in the Merger Agreement (the number of shares of BSC Common Stock into which each share of Lukens Common Stock will be so converted, the "Conversion Number"); provided that the Conversion Number will not be greater than 4.317 or less than 2.878.

In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to Lukens and BSC. We have also reviewed certain other information, including financial forecasts, provided to or otherwise discussed with us by Lukens and BSC, and have met with the managements of Lukens and BSC to discuss the businesses and prospects of Lukens and BSC.

We have also considered certain financial and stock market data of Lukens and BSC, and we have compared those data with similar data for other publicly held companies in businesses similar to Lukens and BSC and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, you have informed us, and we have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Lukens and BSC and the cost savings and other potential synergies (including the amount, timing and achievability thereof) anticipated to result from the Merger. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Lukens or BSC, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available

CREDIT  FIRST
SUISSE  BOSTON

The Board of Directors
Lukens Inc.
January 4, 1998
Page 2

to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. We are not expressing any opinion as to what the value of the BSC Common Stock actually will be when issued pursuant to the Merger or the prices at which such BSC Common Stock will trade subsequent to the Merger. In connection with our engagement, we were requested to approach third parties to solicit indications of interest in a possible acquisition of Lukens, and held preliminary discussions with certain of these parties prior to the date hereof.

We have acted as financial advisor to Lukens in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee upon the delivery of this opinion. During the past several years, we have performed certain investment banking services for Lukens unrelated to the proposed Merger, for which services we have received compensation. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of both Lukens and BSC for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of Lukens in connection with its evaluation of the Merger, does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger or the form of consideration to be elected by such stockholder in the Merger, and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Lukens Common Stock from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

                                                                      ANNEX III

                            DELAWARE CODE ANNOTATED
                             TITLE 8. CORPORATIONS
                      CHAPTER 1. GENERAL CORPORATION LAW
                    SUBCHAPTER IX. MERGER OR CONSOLIDATION

Copyright (c) 1975-1997 by The State of Delaware. All rights reserved.

  Current through End of 1997 Reg. Sess.

(S)262 Appraisal rights.

  (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251 (other than a merger effected pursuant to (S)251(g) of this title), (S)252, (S)254, (S)257, (S)258, (S)263 or (S)264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S)251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to
  (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

                                     III-1

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

      (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

      (2) If the merger or consolidation was approved pursuant to (S)228 or
    (S)253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more

                                     III-2
    than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money

                                     III-3
  during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
  (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

(8 Del. C. 1953, (S)262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, (S)24; 57
Del. Laws, c. 148, (S)(S)27-29; 59 Del. Laws, c. 106, (S)12; 60 Del. Laws, c.
371, (S)(S)3-12; 63 Del. Laws, c. 25, (S)14; 63 Del. Laws, c. 152, (S)(S)1, 2;
64 Del. Laws, c. 112, (S)(S)46-54; 66 Del. Laws, c. 136, (S)(S)30-32; 66 Del.
Laws, c. 352, (S)9; 67 Del. Laws, c. 376, (S)(S)19, 20; 68 Del. Laws, c. 337,
(S)(S)3, 4; 69 Del. Laws, c. 61, (S)10; 69 Del. Laws, c. 262, (S)(S)1-9; 70
Del. Laws, c. 79, (S)16; 70 Del. Laws, c. 186, (S)1; 70 Del. Laws, c. 299,
(S)(S)2, 3; 70 Del. Laws, c. 349, (S)22; 71 Del. Laws, c. 120, (S)15.)

                                     III-4

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The following discussion is a summary of certain provisions relating to indemnification of officers and directors of the Bethlehem Steel Corporation ("Bethlehem") Restated Certificate of Incorporation, Bethlehem By-laws, Bethlehem's Indemnification Assurance Agreements and the General Corporation Law of the State of Delaware (the "DGCL"). Reference is made to, and this summary is qualified in its entirety by, such Restated Certificate of Incorporation, By-laws, Indemnification Assurance Agreements and the DGCL.

  It is and has been Bethlehem's policy to indemnify its officers and directors against any costs, expenses and other liabilities to which they may become subject by reason of their service to Bethlehem, and to insure its directors and officers against such liabilities, as and to the extent permitted by applicable law and in accordance with the principles of good corporate governance. In this regard, Article IX of the Bethlehem By-laws requires Bethlehem to indemnify its directors and officers to the maximum extent permitted by the DGCL.

  Pursuant to this policy, Bethlehem has entered into individual Indemnification Assurance Agreements with each of its directors and executive officers pursuant to which Bethlehem has agreed to indemnify each of its directors and executive officers to the full extent provided by applicable law and the Bethlehem By-laws as currently in effect. In addition, Bethlehem has established in connection with its indemnification policy an irrevocable letter of credit in an aggregate amount of $5 million to assure payment to each director and executive officer of any amounts to which they may become entitled as indemnification pursuant to the Bethlehem By-laws in the event that, for any reason, Bethlehem shall not pay to them any such amounts.

  Section 102(b)(7) of the DGCL permits a Delaware corporation to include in its certificate of incorporation a provision eliminating monetary liability of a director to the corporation or its stockholders for breach of fiduciary duty as a director, provided that such provision shall not eliminate the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or unlawful stock purchase or redemption or
(iv) for any transaction from which the director receives an improper personal benefit. Article Ninth of the Bethlehem Restated Certificate of Incorporation includes such a provision.

  After the merger of Lukens Acquisition Corporation, a wholly owned subsidiary of Bethlehem, with and into Lukens Inc., Bethlehem will provide continuing indemnification and directors' and officers' liability insurance coverage for the directors and officers of Lukens Inc. See "OTHER TERMS OF THE MERGER AGREEMENT--The Surviving Corporation--Continuing Indemnification" in the Proxy Statement/Prospectus that is part of this Registration Statement.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

 (a)  The following is a list of exhibits included as part of the Registration
      Statement:
 2.1 Agreement and Plan of Merger dated as of December 15, 1997, as amended as of January 4, 1998, among Bethlehem Steel Corporation, Lukens Acquisition
      Corporation and Lukens Inc., attached as Annex I to the Proxy
      Statement/Prospectus which is a part of this Registration Statement on Form S-4.
 4.1* Rights Agreement dated as of September 28, 1988, between Bethlehem and
      Morgan Stockholder Services Trust Company (incorporated by reference to
      Exhibit 4(a) to Bethlehem's Annual Report on Form 10-K for the fiscal year ended December 31, 1993).
 4.2* Amendment to Rights Agreement, dated as of November 1, 1995, between
      Bethlehem and First Chicago Trust Company of New York (formerly Morgan
      Stockholder Services Trust Company) (incorporated by reference from
      Exhibit 4(a) to Bethlehem's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

  4.3* Bethlehem is a party to certain long-term debt agreements where the amount involved does not exceed 10% of Bethlehem's total consolidated assets. Bethlehem agrees to furnish a copy of any such agreement to the Commission upon request.
  5.1 Opinion of William H. Graham, Esq., regarding the legality of the Bethlehem Common Stock being issued, including consent.
 23.1  Consent of Price Waterhouse LLP.
 23.2  Consent of Arthur Andersen LLP.
 23.3  Consent of William H. Graham, Esq. (included in Exhibit 5.1).
 99.1  Form of proxy for Special Meeting of Lukens.
 99.2  Election Form.
 99.3  Consent of Credit Suisse First Boston Corporation.
 99.4 Section 262 of the General Corporation Law of the State of Delaware, attached as Annex III to the Proxy Statement/Prospectus which is a part of this Registration Statement on Form S-4.
 99.5  Guidelines for Certification of Taxpayer Identification Number on
       Substitute Form W-9.
 99.6  Memorandum to Participants and Beneficiaries in the Lukens Inc.
       Employees Capital Accumulation Plan.
 99.7  Memorandum to Participants and Beneficiaries in the Lukens Inc. Capital
       Accumulation Plan for Hourly Employees; Lukens Group Employees Capital
       Accumulation Plan; Washington Steel Corporation Capital Accumulation
       Plan--Washington, PA; and Washington Steel Corporation Employees Capital
       Accumulation Plan (Massillon, OH).

--------
*Incorporated by Reference.

(b)Not applicable.

(c) Opinion of Credit Suisse First Boston Corporation, attached as Annex II to the Proxy Statement/Prospectus which is a part of this Registration Statement on Form S-4.

ITEM 22. UNDERTAKINGS

  (1) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (2) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

  (3) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (5) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

  (6) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BETHLEHEM AND COMMONWEALTH OF PENNSYLVANIA, ON THE 24TH DAY OF APRIL, 1998.

                                          Bethlehem Steel Corporation
                                           (Registrant)

                                                   /s/ Lonnie A. Arnett
                                          By:__________________________________
                                                    LONNIE A. ARNETT
                                               Vice President and Controller

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THE 24TH DAY OF APRIL, 1998.

              SIGNATURE                                   TITLE

       /s/ Curtis H. Barnette               Chairman and Director (principal
-------------------------------------              executive officer)
         CURTIS H. BARNETTE

       /s/ Gary L. Millenbruch             Executive Vice President, Treasurer
-------------------------------------       and Director (principal financial
         GARY L. MILLENBRUCH                            officer)

        /s/ Lonnie A. Arnett                  Vice President and Controller
-------------------------------------        (principal accounting officer)
          LONNIE A. ARNETT

      /s/ Benjamin R. Civiletti                         Director
-------------------------------------
        BENJAMIN R. CIVILETTI

         /s/ Worley H. Clark                            Director
-------------------------------------
           WORLEY H. CLARK

         /s/ John B. Curcio                             Director
-------------------------------------
           JOHN B. CURCIO

         /s/ Lewis B. Kaden                             Director
-------------------------------------
           LEWIS B. KADEN

              SIGNATURE                                   TITLE

         /s/ Harry P. Kamen                             Director
-------------------------------------
           HARRY P. KAMEN

     /s/ Robert McClements, Jr.                         Director
-------------------------------------
       ROBERT MCCLEMENTS, JR.

         /s/ Roger P. Penny                             Director
-------------------------------------
           ROGER P. PENNY

       /s/ Shirley D. Peterson                          Director
-------------------------------------
         SHIRLEY D. PETERSON

         /s/ Dean P. Phypers                            Director
-------------------------------------
           DEAN P. PHYPERS

        /s/ William A. Pogue                            Director
-------------------------------------
          WILLIAM A. POGUE

         /s/ John F. Ruffle                             Director
-------------------------------------
           JOHN F. RUFFLE

                                 EXHIBIT INDEX

  2.1 Agreement and Plan of Merger dated as of December 15, 1997, as amended as of January 4, 1998, among Bethlehem Steel Corporation, Lukens
       Acquisition Corporation and Lukens Inc., attached as Annex I to the
       Proxy Statement/Prospectus which is a part of this Registration
       Statement on Form S-4.
  4.1* Rights Agreement dated as of September 28, 1988, between Bethlehem and
       Morgan Stockholder Services Trust Company (incorporated by reference to
       Exhibit 4(a) to Bethlehem's Annual Report on Form 10-K for the fiscal year ended December 31, 1993).
  4.2* Amendment to Rights Agreement, dated as of November 1, 1995, between
       Bethlehem and First Chicago Trust Company of New York (formerly Morgan
       Stockholder Services Trust Company) (incorporated by reference from
       Exhibit 4(a) to Bethlehem's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).
  4.3* Bethlehem is a party to certain long-term debt agreements where the amount involved does not exceed 10% of Bethlehem's total consolidated assets. Bethlehem agrees to furnish a copy of any such agreement to the Commission upon request.
  5.1 Opinion of William H. Graham, Esq., regarding the legality of the Bethlehem Common Stock being issued, including consent.
 23.1  Consent of Price Waterhouse LLP.
 23.2  Consent of Arthur Andersen LLP.
 23.3  Consent of William H. Graham, Esq. (included in Exhibit 5.1).
 99.1  Form of proxy for Special Meeting of Lukens.
 99.2  Election Form.
 99.3  Consent of Credit Suisse First Boston Corporation.
 99.4 Section 262 of the General Corporation Law of the State of Delaware, attached as Annex III to the Proxy Statement/Prospectus which is a part of this Registration Statement on Form S-4.
 99.5  Guidelines for Certification of Taxpayer Identification Number on
       Substitute Form W-9.
 99.6  Memorandum to Participants and Beneficiaries in the Lukens Inc.
       Employees Capital Accumulation Plan.
 99.7  Memorandum to Participants and Beneficiaries in the Lukens Inc. Capital
       Accumulation Plan for Hourly Employees; Lukens Group Employees Capital
       Accumulation Plan; Washington Steel Corporation Capital Accumulation
       Plan--Washington, PA; and Washington Steel Corporation Employees Capital
       Accumulation Plan (Massillon, OH).

--------
*Incorporated by Reference.